UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Form C:	Offering Statement
Name of Issuer	Finlete Funding, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization	December 19, 2023
Physical address of issuer:	350 10th Ave, Ste 1000, San Diego, CA 92101
Website of issuer	www.finlete.com
Is there a co-issuer?	Yes___ No _x_
Name of co-issuer	N/A
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	000315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	8.5% commission, $1,000 activation fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	Preferred Stock
Target number of securities to be offered:	1,163
Price (or method for determining price):	$8.60 per share
Target Offering Amount	$10,001.80

Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the Company
Maximum offering amount (if different from target offering amount):	$215,000
Deadline to reach the target offering amount:	July 6, 2027
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	1

	As of the most recent fiscal year end (2025)	As of the prior fiscal year-end (2024)
Total Assets:	$206,439.00	$188,387.00
Cash & Cash Equivalents:	$8,631.00	$20,503.00
Accounts Receivable:	$5,298.00	$0.00
Short-term Debt:	$70,362.00	$30,194.00
Long-term Debt:	$136,077.00	$158.193.00
Revenues/Sales	$12,811.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($316,131.00)	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH			Alberta	A0
X	California	CA		X	New Jersey	NJ			British Columbia	A1
X	Colorado	CO		X	New Mexico	NM			Manitoba	A2
X	Connecticut	CT		X	New York	NY			New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC			Newfoundland	A4
X	Florida	FL		X	North Dakota	ND			Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH			Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK			Prince Edward Island	A7

X	Idaho	ID		X	Oregon	OR			Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA			Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI			Yukon	B0
X	Iowa	IA		X	South Carolina	SC			Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons or check the appropriate box:

☐	None
X	Same as the jurisdictions in which the issuer intends to offer the securities.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Finlete Funding, Inc.
Signature:	/s/George Connolly
Title:	Chief Executive Officer, Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/George Connolly
Title:	Chief Executive Officer, Chief Financial Officer, principal accounting officer, Director
Date:	July 6, 2027



Finlete Funding, Inc.
350 10th Ave, Ste 1000, San Diego, CA 92101
www.finlete.com

Up to $215,000 or 25,000 shares of Finlete Pitcher Bundle 1 Preferred Stock

Minimum investment: $860

Finlete Funding, Inc. ("Finlete Funding", the "Company," "we," "us", or "our") is offering up to $215,000 worth of Preferred Stock of the Company (the "Securities"). The minimum target offering is $10,001.80 (the "Target Amount"). Unless the Company raises at least the Target Amount by July 6, 2027 (the "Termination Date"), no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $215,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

We will file a report with the U.S. Securities and Exchange Commission annually and post the report on our website, no later than 120 days after the end of each fiscal year covered by the report. In the future, we may terminate our reporting obligations in accordance with Rule 202(b) of Regulation Crowdfunding which permits an issuer to terminated reporting obligations under Regulation Crowdfunding if (1) the issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record; (3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000; (4) the issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

TABLE OF CONTENTS

EXHIBIT A: FINANCIAL STATEMENTS

EXHIBIT B: OFFERING PAGE

EXHIBIT C: CERTIFICATE OF INCORPORATION

EXHIBIT D: CERTIFICATE OF DESIGNATIONS

EXHIBIT E: FINLETE PITCHER BUNDLE 1 ATHLETE AGREEMENTS

EXHIBIT F: SUBSCRIPTION AGREEMENT

THE COMPANY AND ITS BUSINESS

Overview

Finlete Funding, Inc. ("Finlete Funding," "Company," "we" and "our"), is an operating subsidiary of Finlete, Inc. that enters into agreements with promising professional athletes in which Finlete Funding will provide upfront funding and help promote that athlete's personal brand in exchange for a percentage of future revenues generated by the athlete (each an "Athlete Agreement"). Finlete Funding then allows investors to participate in the performance of those agreements through specifically designated classes of preferred stock. These investments are made available through securities offerings that are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

Finlete Funding operates in conjunction with its parent entity, Finlete, Inc. (our "Parent" or "Finlete"), which provides administrative support and an online platform to Finlete Funding. Together, Finlete Funding and Finlete provide sports fans and investors the opportunity to buy interests associated with the performance of professional athletes and win together both emotionally and financially throughout professional athletes' careers.

The Company was formed as a corporation on December 19, 2023, under the laws of the State of Delaware, and is authorized to issue 1,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

The Company's principal office is located at 100 Park Plaza, Unit 318, San Diego, CA 92101, and its website is www.finlete.com.

Our Business Plan

Our goal is to help promising young athletes to garner financial support and build a following while deepening fan engagement as we know it. Our belief is that every fan a young athlete gains through the Company will root for the athlete every step of the way in their career, creating a very special dynamic in which fans and athletes maintain a relationship for many years. Through each step of the athlete's career, we plan to facilitate and monetize opportunities for people who invest in our offerings to engage in various ways with athletes with whom we have Athlete Agreements.

Finlete Funding operates by entering into Athlete Agreements with promising athletes. These agreements include material terms and obligations on the part of the athlete and Finlete Funding.

These terms include:
- The "Finlete Payment" in which Finlete Funding provides installment payments to the athlete over a specified period;
- The "Athlete Payment" in which the athlete pays a portion of the athlete's earnings in installment payments to Finlete Funding over the term of the Athlete Agreement;
- "Mandatory Appearances" by the athlete at virtual events sponsored by Finlete Funding;
- A grant of a "Non-exclusive License" to the athlete's name, image, likeness, voice, and personal background and history in order for Finlete Funding to promote the athlete;
- The "Percentage" of the athlete's future earnings subject to the agreement; and

- The "Term" of the agreement in years.

Under these terms, we plan to enhance the reach and value of the athlete's brand, thereby increasing the potential value of the athlete and the agreement.

Historically, the majority of athletes who have entered into these types of agreements in exchange for payment from their future earnings have done so with closed-door funds and/or companies. Together with our Parent, we intend to democratize access to these opportunities so that the general public can become involved while enhancing brand value for athletes to a much greater extent than was previously possible.

The result is that the Company is sharing the risks with the athlete that are associated with the variability and uncertainty of the athlete's potential future earnings. If an athlete does well and signs with a professional sports team, Finlete Funding will receive a percentage of the athlete's future earnings, which may be more than the funds Finlete Funding provided to the athlete. If the athlete does not secure a contract with a professional team, the Company may not receive any payments from the athlete.

Our Planned Products and Services
To help enhance the brand of the athletes, we may facilitate exclusive experiences for fans such as virtual meet and greets, behind-the-scenes video updates, merchandise, memorabilia, virtual contract signing parties, in-person events, and more.

Current Status

First Regulation CF Offering
On January 15, 2024, the Company entered into an Athlete Agreement with Echedry Vargas ("Vargas") to pay an aggregate of up to $500,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on February 27, 2024, referred to herein as the "First Regulation CF Offering") in exchange for up to a 10% interest (proportional to the amount Finlete Funding pays to Vargas) in Vargas's pre-tax future professional baseball earnings ("PBE") for a period of 25 years from the effective date of the Athlete Agreement (the "Vargas Agreement"). The First Regulation CF Offering was completed on August 7, 2024, with the Company raising $78,288, issuing 9,786 shares of Echedry Vargas Preferred Stock, and receiving a 1% interest in Vargas's pre-tax future PBE.

Second Regulation CF Offering
On July 16, 2024, the Company entered into an Athlete Agreement with Emmanuel Clase ("Clase") to pay an aggregate of up to $2,500,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on September 12, 2024, referred to herein as the "Second Regulation CF Offering") in exchange for up to a 3% interest (proportional to the amount Finlete Funding pays to Clase) in Clase's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Clase Agreement"). The Second Regulation CF Offering was completed on July 15, 2025, with the Company raising $315,924, committing 28,471 shares of Emmanuel Clase Preferred Stock (inclusive of Bonus Shares) and receiving a 0.28471% interest in Clase's pre-tax future PBE.

Third Regulation CF Offering

On October 22, 2024, the Company entered into an Athlete Agreement with Leonardo Bernal ("Bernal") to pay an aggregate of up to $680,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on December 13, 2024, referred to herein as the "Third Regulation CF Offering") in exchange for up to a 5% interest (proportional to the amount Finlete Funding pays to Bernal) in Bernal's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Bernal Agreement"). The Third Regulation CF Offering was completed on October 17, 2025, with the Company raising $76,786, issuing 38,393 shares of Leonardo Bernal Preferred Stock and receiving a 0.38393% interest in Bernal's pre-tax future PBE.

Fourth Regulation CF Offering

On March 22, 2025, the Company entered into an Athlete Agreement with Jhostynxon Garcia ("Garcia") to pay an aggregate of up to $95,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on June 11, 2025, referred to herein as the "Fourth Regulation CF Offering") in exchange for up to a 1% interest (proportional to the amount Finlete Funding pays to Garcia) in Garcia's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Garcia Agreement"). The Fourth Regulation CF Offering was completed on August 13, 2025, with the Company raising $101,713.04, issuing 74,789 shares of Jhostynxon Garcia Preferred Stock and receiving a 0.74789% interest in Garcia's pre-tax future PBE.

Fifth Regulation CF Offering

On August 20, 2025, the Company entered into an Athlete Agreement with Carlos Lagrange ("Lagrange") to pay an aggregate of up to $155,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on September 22, 2025, referred to herein as the "Fifth Regulation CF Offering") in exchange for up to a 1% interest (proportional to the amount Finlete Funding pays to Lagrange) in Lagrange's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Lagrange Agreement"). The Fifth Regulation CF Offering was completed on February 17, 2026, with the Company raising $169,402.82, issuing 74,957 shares of Carlos Lagrange Preferred Stock and receiving a 0.74957% interest in Lagrange's pre-tax future PBE.

Sixth Regulation CF Offering

On March 19, 2025, the Company entered into an Athlete Agreement with Tirso Ornelas ("Ornelas") to pay an aggregate of up to $120,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on June 23, 2025, referred to herein as the "Sixth Regulation CF Offering") in exchange for up to a 1% interest (proportional to the amount Finlete Funding pays to Ornelas) in Ornelas's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Ornelas Agreement"). The Sixth Regulation CF Offering was completed on June 5, 2026, with the Company raising $10,118.07, issuing 5,917 shares of Tirso Ornelas Preferred Stock and receiving a 0.05917% interest in Ornelas's pre-tax future PBE.

Seventh Regulation CF Offering

On March 21, 2025, the Company entered into an Athlete Agreement with Winston Santos ("Santos") to pay an aggregate of up to $95,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on August 12, 2025, referred to herein as the "Seventh Regulation CF Offering") in exchange for up to a 1% interest (proportional to the amount Finlete Funding pays to Santos) in Santos's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Santos Agreement"). The Seventh Regulation CF Offering was completed on June 8, 2026, with the Company raising $10,522.32, issuing 7,737 shares of Winston Santos Preferred Stock and receiving a 0.07353% interest in Santos's pre-tax future PBE.

Eighth Regulation CF Offering

On July 4, 2025, the Company entered into an Athlete Agreement with Aroon Escobar ("Escobar") to pay an aggregate of up to $125,000 (depending on the capital raised in the Company's Regulation CF Offering, which commenced on August 7, 2025, referred to herein as the "Eighth Regulation CF Offering") in exchange for up to a 1% interest (proportional to the amount Finlete Funding pays to Escobar) in Escobar's pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Escobar Agreement"). The Eighth Regulation CF Offering was completed on July 6, 2026, with the Company raising $30,403.62, issuing 16,614 shares of Aroon Escobar Preferred Stock and receiving a 0.16614% interest in Escobar's pre-tax future PBE.

Concurrent Regulation CF Offerings

The Company is concurrently conducting five (5) additional Regulation CF offerings:

1. On March 21, 2025, the Company entered into an Athlete Agreement with Emiliano Teodo ("Teodo") to pay an aggregate of up to $125,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Teodo Agreement"). In this Reg CF offering, the Company is selling Emiliano Teodo Preferred Stock.
2. On March 22, 2025, the Company entered into an Athlete Agreement with Luinder Avila ("Avila") to pay an aggregate of up to $100,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Avila Agreement"). In this Reg CF offering, the Company is selling Luinder Avila Preferred Stock.
3. On June 28, 2025, the Company entered into an Athlete Agreement with Yairo Padilla ("Padilla") to pay an aggregate of up to $75,000 for up to a 1% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Padilla Agreement"). In this Reg CF offering, the Company is selling Yairo Padilla Preferred Stock.
4. On February 17, 2026, the Company entered into an Athlete Agreement with Esteban Mejia ("Mejia") to pay an aggregate of up to $150,000 for up to a 3% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Mejia Agreement"). In this Reg CF offering, the Company is selling Esteban Mejia Preferred Stock.

5. On April 14, 2026, the Company entered into an Athlete Agreement with Christian Zazueta ("Zazueta") to pay an aggregate of up to $90,000 for up to a 2% interest in his pre-tax future PBE for a period of 25 years from the effective date of the Athlete Agreement (the "Zazueta Agreement"). In this Reg CF offering, the Company is selling Christian Zazueta Preferred Stock.

The Offering

This offering is for shares of Finlete Pitcher Bundle 1 Preferred Stock. Finlete Pitcher Bundle 1 Preferred Stock is entitled to track the performance of a specific revenue stream from the Finlete Pitcher Bundle 1 Athletes (as defined below), entered into between the Athletes and the Company. Further, even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Athlete Agreements and Company overhead), these are not shares of common stock, and do not grant financial rights to the entire Company. Specifically, subject to applicable laws, these shares are entitled to a portion of the future baseball earnings of the Athletes, and you will not be entitled to the distributions or dividends paid to Common Stock or any other class of shares of the Company.

Specific Consideration Regarding the Stock

The Finlete Pitcher Bundle 1 Preferred Stock does not represent ownership in a separate legal entity specific to the Finlete Pitcher Bundle 1 Athletes. Rather, income (and assets) will generally be attributed to shares of the Finlete Bundle 1 Preferred Stock based on the specific income of the underlying Athlete Payments that the Company receives from the Finlete Pitcher Bundle 1 Athletes. Further even though money raised in this offering will benefit the Company as a whole (including funds dedicated for future Athlete Agreements and Company overhead), holders of shares of the Finlete Pitcher Bundle 1 Preferred Stock will not have an ownership interest in any of the underlying contracts, or any of our affiliated entities. The issuance of shares of the Finlete Pitcher Bundle 1 Preferred Stock will not result in the actual transfer of our assets or the creation of a separate legal entity. Our contract parties and their affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.

Though you will not own Common Stock in the Company, it is important that you know about the Company to evaluate your investment. If the Company were to fail as a company due to its inability to succeed in its business plan, it would jeopardize your ability to collect distributions from the shares of Finlete Pitcher Bundle 1 Preferred Stock.

For that reason, we urge you to consider all the risk factors listed in this offering document, including those related to the Company as a company, and ask yourself questions such as: Does the Company have the talent and resources to follow its business plan and accomplish its goals? Is the Company financially solvent, and will it remain so long enough to pay the distributions to the shares from the income from the Finlete Pitcher Bundle 1 Athlete Agreements?

The Finlete Pitcher Bundle 1 Athlete Agreements

The following describes the terms of the Athlete Agreements between Finlete Funding, Inc. and the six (6) athletes (each, an "Athlete," and collectively, the "Athletes") affiliated with Finlete Pitcher Bundle 1 (the "Finlete Pitcher Bundle 1 Athlete Agreements"). This description is qualified in its entirety by reference to the agreements attached as Exhibit E to this Form C.

<u>Term</u>: The term of the Finlete Pitcher Bundle 1 Athlete Agreements is for 25 years from the respective effective date, unless terminated by mutual agreement. The Finlete Pitcher Bundle 1 Athlete Agreements cannot be terminated by an election of free agency, voluntary retirement, or unconditional release under any circumstances. Each agreement also remains in effect and applies to all pre-tax future PBE earned or received after the athlete's death, within the term of the agreement.

<u>Athlete Payments</u>:
- The Athlete Payments for Esteban Mejia are up to 3.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $150,000, the payments will be proportionally reduced. For example, if $150,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $75,000 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 1.5% of pre-tax future PBE in this case).
- The Athlete Payments for Carlos Lagrange are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $155,000, the payments will be proportionally reduced. For example, if $155,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $77,500 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).
- The Athlete Payments for Winston Santos are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $95,000, the payments will be proportionally reduced. For example, if $95,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $47,500 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).
- The Athlete Payments for Luinder Avila are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $100,000, the payments will be proportionally reduced. For example, if $100,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $50,000 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).
- The Athlete Payments for Christian Zazueta are up to 2.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $90,000, the payments will be proportionally reduced. For example, if $90,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $45,000 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 1.0% of pre-tax future PBE in this case).
- The Athlete Payments for Emiliano Teodo are up to 1.00% of his pre-tax future PBE. To the extent the Company funds the Athlete less than $125,000, the payments will be proportionally reduced. For example, if $125,000 is the agreed payment to the Athlete and Finlete Funding pays the Athlete $62,500 (see "Use of Proceeds" below), then his Athlete Payment obligation over the term is also reduced by 50% (or by 0.5% of pre-tax future PBE in this case).

With certain exclusions, PBE includes any payments an Athlete receives during the term of their Agreement once such Athlete is signed by a team in any of the following leagues:

- United States Major League Baseball*
- Japan's Nippon Professional Baseball
- South Korea's KBO League
- Chinese Professional Baseball League
  *some exclusions may apply.

Earnings are described in the Finlete Pitcher Bundle 1 Athlete Agreements and include, but are not limited to: wages, salary, bonuses, buyout, payouts for participation in championship events or post-season series, international events or any other compensation earned by an Athlete in service to a team. Earnings are exclusive of taxes, management fees, and other fee arrangements that an Athlete may enter into.

Other Athlete Obligations:
The following include other items in the contract that are not included in PBE:
- Athlete is obligated to make certain virtual appearances (twice per year for ten years) as well as sign a certain number of autographs (100 per year for the term of the agreement).
- Company is entitled to non-exclusive, worldwide, royalty-free use of the Athlete's name, image, likeness and story.
- Company has a right of first refusal to purchase future earnings of the Athlete related to his baseball career (including wages and other items included in PBE as well as items not included, e.g., endorsements).

Dividend Rights. Holders of Finlete Pitcher Bundle 1 Preferred Stock are generally entitled to the following Athlete Payments under the Finlete Pitcher Bundle 1 Athlete Agreements received by the Company *less*:
- amounts withheld for taxes.
- amounts that are subject to payment or repayment per the Finlete Pitcher Bundle 1 Athlete Agreements and/or another contract, agreement, or law.

Up to 22.5% of the Athlete Payments under the Lagrange Agreement, equal to up to 0.25% of Carlos Lagrange's pre-tax future PBE.

Up to 22.5% of the Athlete Payments under the Avila Agreement, equal to up to 0.25% of Luinder Avila's pre-tax future PBE.

Up to 22.5% of the Athlete Payments under the Teodo Agreement, equal to up to 0.25% of the Emiliano Teodo's pre-tax future PBE.

Up to 22.5% of the Athlete Payments under the Santos Agreement, equal to up to 0.25% of Winston Santos's pre-tax future PBE.

Up to 11.25% of the Athlete Payments under the Zazueta Agreement, equal to up to 0.25% of Christian Zazueta's pre-tax future PBE.

Up to 7.5% of the Athlete Payments under the Mejia Agreement, equal to up to 0.25% of Esteban Mejia's pre-tax future PBE.

For example, if there are 25,000 shares of Finlete Pitcher Bundle 1 Preferred issued and outstanding, the holders of Finlete Pitcher Bundle 1 Preferred Stock would be entitled to 22.50% of the Athlete Payments under the Lagrange Agreement, Avila Agreement, Teodo Agreement, and Santos Agreement, respectively, 11.25% of the Athlete Payments under the Zazueta Agreement, and 7.5% of the Athlete Payments under the Mejia Agreement received by the Company, less the amounts outlined above. If there are 12,500 shares of Finlete Pitcher Bundle 1 Preferred Stock issued and outstanding, the holders of Finlete Pitcher Bundle 1 Preferred Stock would be entitled to 11.25% of the Athlete Payments under the Lagrange Agreement, Avila Agreement, Teodo Agreement, and Santos Agreement, respectively, 5.625% of the Athlete Payments under the Zazueta Agreement, and 3.75% of the Athlete Payments under the Mejia Agreement received by the Company, less the amounts outlined above.

For further clarification, every share of Finlete Pitcher Bundle 1 Preferred Stock is effectively entitled to 0.000009% of pre-tax future PBE of each of the Finlete Pitcher Bundle 1 Athletes, subject to receipt by the Company, and less the amounts outlined above.

Distributions will be paid to shareholders on an annual basis *unless* the Board determines to pay the payments more frequently. Payments will be made for a specific measurement period (e.g., calendar year). Pro rata distributions will be apportioned between the issued and outstanding shares of Finlete Pitcher Bundle 1 Preferred Stock based on number of days that each share has been issued and outstanding in the measurement period, compared to the total shares and total number of days that all shares of such stock have been issued and outstanding during this period.

Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Athlete Payments under the Finlete Bundle 1 Athlete Agreements. Distributions do not include other payments received by the Company under the Finlete Pitcher Bundle 1 Athlete Agreements (e.g., sale of autographs).

Other Information About Finlete Funding, Inc.
For more detailed information regarding the business, see the Company's offering page at finlete.com/pbundle1. A copy of the offering page is attached as Exhibit B to this Form C of which this Offering Memorandum forms a part.

Employees
The Company currently has one (1) full-time executive officer. The parent company, Finlete, Inc. compensates this Finlete Funding, Inc. executive officer $5,000 per month.

Intellectual Property
Parent holds a registered trademark on the "Finlete" mark. US Registration Number 7388890. Notice of Allowance Date: February 27, 2024. Registration Date: May 14, 2024.

Litigation

Finlete Funding, Inc. is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise. In addition, none of our officers, directors, affiliates, or 5% stockholders (or any associates thereof) is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

Property

Finlete Funding, Inc. does not own or lease any significant property.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Limited Operating History, Financial Position and Capital Needs

We have a very limited operating history, which may make it difficult for investors to evaluate the success of our business to date and to assess our future viability. Our business model also requires us to make substantial upfront payments to athletes in exchange for rights to future payments. Our operations to date have been limited to organizing and staffing our company, evaluating, targeting, and accessing athletes that meet our criteria, negotiating the acquisition of rights associated with those athletes, engaging in marketing campaigns for the offering of these shares, and managing our potential Athlete Agreements. We have no history to demonstrate, and we can make no assurances that our business model will be successful or whether any of our Athlete Agreements will be profitable. Consequently, it will be difficult for anyone to predict our future success, performance, or viability, and more difficult than it would be if we had a longer operating history and/or successful Athlete Agreements to judge the viability of our business model. Any such predictions may not be accurate or reliable.

We have incurred losses since our inception and anticipate that we will continue to incur losses in the future. We are currently in a start-up phase and therefore have a very limited operating history. Investment in our company is highly speculative because it entails substantial upfront cost and significant risk that we may never become commercially viable. Our parent, Finlete, Inc., has incurred expenses from which we have benefited. Our Parent is not obligated to continue to incur expenses on our behalf or lend us any funds and we expect that we will incur significant expenses related to our ongoing operations. We expect to continue to incur losses for the foreseeable future as we continue evaluating, targeting, and accessing athletes, negotiating the terms of Athlete Agreements that meet our criteria, and developing the infrastructure necessary to support our operations to enhance the value of those athletes. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may

adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses, the rate at which we are able to enter into Athlete Agreements that meet our criteria and the ability of those Athlete Agreements to generate income and cash flow. Even if our Athlete Agreements generate cash flows, they may not produce payments quickly enough to cover our expenses. If any athletes with whom we have or may contract in the future, fail to make payments in amounts we expect, or at all, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our expected future losses will have an adverse effect on our stockholders' equity and working capital.

Our Auditor issued a "going concern" note in the audited financials. Finlete Funding will realize losses prior to generating positive working capital for an unknown period of time. The Company may not generate sufficient future cash flows to sustain its business, and there can be no assurance that the Company will be able to find sufficient demand for its services. If there is limited market acceptance for the Company's services, then its future cash flows will be negatively impacted.

Our principal source of cash flows for the foreseeable future will be derived from our Athlete Agreements. Our principal source of cash flows for the foreseeable future will be derived from Athlete Agreements. There are a number of risks relating to Athlete Agreements. If any of these risks occur it could have a material and adverse impact on our business, financial condition, and results of operations.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all. Our success depends largely upon the continued services of our executive officers and other key personnel, particularly George Robert Connolly, our Chief Executive Officer. Our executive officers or key employees could terminate their employment with Finlete Funding and/or our Parent at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

The Company could be subject to political, economic, climate and force majeure risks. Finlete Funding, Inc. is vulnerable to both the general macroeconomic conditions of the country as well as the microeconomic conditions of the sports industry. Changes to these economic conditions are often difficult to foresee and may cause significant damage to the Company's business. Such risks include, but are not limited to, recession, unemployment rate changes, interest rate changes, and inflation rate changes. Further to this, political changes, domestically or internationally, may also have material impacts on our business. These risks may include, but are not limited to, war, terrorism, business regulation changes, and labor legislation changes. Other factors which could affect the general environment in which we operate may include climate change, epidemics, pandemics, demographic change, riots, strikes, crime, extreme weather events, natural disasters, and/or other acts of God.

We may not have sufficient insurance coverage and an interruption of our business or loss of a key member of our personnel or athlete due to injury or death could have a material adverse effect on our financial condition and operations. We currently do not maintain any insurance policies against loss of key personnel and business interruption as well as product liability claims. If such events were to occur, our business, financial performance and financial position may be materially and adversely affected.

We could become involved in claims or litigations that may result in adverse outcomes. From time-to-time we may be involved in a variety of claims or litigations. Such proceeding may initially be viewed as immaterial but could prove to be material. Litigations are inherently unpredictable and excessive verdicts do occur. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss and reasonably estimable loss contingencies, the actual outcome may change in the future due to new developments or changes in approach. In addition, such claims or litigations could involve significant expense and diversion of management's attention and resources from other matters.

Risks Relating to Our Athlete Payments

We have very limited experience managing Athlete Agreements, and we have very limited historical performance data about our Athlete Agreements. We had not signed any Athlete Agreements until 2024. Due to our limited experience with Athlete Agreements, we have limited historical performance data regarding our ability to generate cash receipts from the management of Athlete Agreements and the likelihood of long-term performance of the athlete, or our ability to aid athletes in enhancing their personal brand reach and brand value. We may change how we estimate the value of future Athlete Agreements, and investors who invest early may not benefit from the experience that we gain from our early Athlete Agreements.

Our cash received under our Athlete Agreements will depend upon the continued satisfactory performance of the related athlete, and we do not have any rights to require the athlete to take any significant actions to attract or maintain or otherwise generate income. Some or all of the income that an athlete is expected to generate is contingent on continued satisfactory performance and is not guaranteed. Although we structure our Athlete Agreements so that the athlete maintains the substantial majority of future income earned as an athlete to help ensure that the athlete will maintain incentives to continue to generate income from professional athletics, we can provide no assurances that the athlete will do so. While our Athlete Agreements require a certain number of virtual meetings and autograph signings, an athlete may retire from being a professional athlete at any time and for any reason, or may suffer a career-ending injury. An athlete has no obligation to take any actions to generate income and may choose not to do anything to generate income. Our current Athlete Agreements contain and future Athlete Agreements will contain no restriction on the ability of an athlete to change professions or earn money in unrelated fields, and such income may not be subject to the Athlete Agreements under the Athlete Agreement. In any of these events, we may lose some or all of the potential income associated with Athlete Agreements.

Our athletes will not be affiliates, directors, officers or employees of our Company and will not owe fiduciary duties to us or any of our stockholders. Our athletes will not have obligations to enhance the value of their personal brand or disclose information to our stockholders. Events

in an athlete's personal life, including relationships with spouse, family, friends, etc. could have a significant impact on an athlete's performance in their occupation. An athlete is and/or will be under no obligation to disclose any personal matters to the holders of shares of our stock. In addition, an athlete has no obligation to enhance the value of their personal brand. For example, a contract party in the MLB may agree to a salary reduction to assist their team in staying within the league salary cap, to be on a more competitive team, or to stay with a specific team, all of which may have the effect of reducing potential income and conflict with stockholders' interests in maximizing income. Since an athlete's obligations under an Athlete Agreement are solely limited to obligations owed to the Company, the holders of shares of our stock have no contractual right to enforce such obligations against such athlete. Furthermore, since a athlete is and/or will not be a director or an officer of the Company, such athlete owes no fiduciary obligations to the holders of shares of our stock. As a result, our stockholders will have no recourse directly against a athlete, either under their respective Athlete Payments or under the securities or corporate laws.

An athlete may become subject to injury, illness, medical condition or death, or could be subject to public scandal or other reputational harm. Our focus for the foreseeable future is to enter into Athlete Agreements with promising athletes who have the potential to have great success playing professional sports. There is a high risk of injury in many professional sports. Nevertheless, we do not and do not intend to maintain any insurance against the loss of Athlete Payments as a result of injury, illness, medical condition, or death of the athlete. Therefore, if an athlete becomes injured or sustains a serious illness or other adverse medical condition in the course of their professional career or otherwise, or dies, the Athlete Payments would likely be dramatically less than we anticipate, or may cease completely. Any harm to the public reputation of a athlete, or association of the athlete's name with a public scandal, may reduce the athlete's ability to participate in professional athletics, reducing the potential for Athlete Payments.

Our Athlete Agreements are not secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against athletes in the event of any default. The payments under an Athlete Agreement will be unsecured obligations of the athlete and will not be secured by any collateral, nor guaranteed or insured by any third party or governmental authority. Therefore, we will be limited in our ability to collect any payments that may be owed to us under an Athlete Agreement if those amounts are not paid. If the athlete defaults under the Athlete Agreement, there can be no assurances that the athlete will have adequate resources, if any, to satisfy any obligations to us under the Athlete Agreement.

An economic downturn and adverse economic conditions may harm an athlete's earning potential. Economic downturns and adverse economic conditions may negatively affect the earnings of a athlete. For example, the MLB market salary cap is dependent upon the revenues the MLB receives, and an economic downturn could result in a stagnant or declining salary cap.

The amount of money generated by Athlete Agreements with an athlete is substantially dependent upon the athlete's ability to become contracted and play out his athlete contract. The opportunity to receive dividends from an investment in shares will depend in large part upon the ability of an athlete to generate significant future income from professional sports. However,

in many cases, the amount of return under an athlete contract is not guaranteed. If an athlete does not enter into high-value athlete contracts, or cannot complete the terms of the athlete contract, there is no guarantee that the Athlete Agreement will result in positive cash flow.

An athlete could cease playing professional sports at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional leagues. We expect that a significant portion of the revenue we expect to receive from an athlete will come from future professional athlete contracts. However, an athlete could cease playing professional athletics at any time due to illness, injury, or death, if they are dropped from the team and unable to secure a new contract, if they incur negative publicity or if they are suspended or banned from the professional league. If any of these were to occur, an athlete would not receive amounts under their existing athlete contract and may not be able to secure future playing contracts.

Athletes could be negatively affected by a work stoppage. If the professional league experiences a work stoppage, then the earnings of an athlete in such a professional sports organization will be adversely affected. If either a strike or a lockout occurs during a playing season, an athlete's pay may be suspended. An athlete's earnings are heavily dependent on their professional salary and would be negatively affected by any such work stoppage. This would have a negative impact on the payments we receive under Athlete Agreements. We can give no assurances that such work stoppages will not occur.

In general, we have limited historical data upon which to base our valuation and projections of an athlete's future earnings potential. Many of our athletes have not yet been promoted to the highest level of their sport (e.g. from Minor League Baseball, such as the Triple-A level, to Major League Baseball), and although some of our athletes have experience at the highest level of their sport, there is no guarantee that they'll be able to play out their contracts or remain at the highest level. Additional prospective athletes may not yet have been promoted to the highest level of their sport. Although they may currently play professionally in the lower levels (e.g. Minor League Baseball), their past performance may not be indicative of their future performance at the higher levels. As a result, we have limited historical data upon which to build our analysis and valuation of their future professional sports earnings.

It is difficult to estimate with precision the projected future earnings of an athlete because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment. Because the length of an athlete's playing career is uncertain, we make certain estimates to predict an athlete's career length. Due to the inherent uncertainty in predicting the future, it is difficult to estimate with precision the projected future earnings of an athlete in his professional sports. These estimations are based on future events that may or may not occur. Additionally, future events change based on a number of factors that are difficult or impossible to control. As a result, it is difficult to predict an accurate return on investment or rate of return of an investment in our shares.

Future negative publicity could harm an athlete's reputation and impair the value of his personal brand. The return on your investment depends on the value and strength of the personal brand and reputation of the athletes, as well as the financial success of Finlete Funding as a whole. Unfavorable publicity regarding an athlete's professional performance or his behavior off the field could negatively affect his brand and reputation. Any negative publicity regarding a athlete's on-field performance or off-the-field behavior or otherwise could damage his reputation and impair the value of his brand.

Risks Related to the Finlete Pitcher Bundle 1 Athlete Agreements

The potential future MLB athlete contracts of the Finlete Pitcher Bundle 1 Athletes are a significant portion of the future cash we would receive under the Finlete Pitcher Bundle 1 Athlete Agreements. Much of the future cash expected to be received under the Finlete Pitcher Bundle 1 Athlete Agreements is tied to the respective athlete's prospects of a professional baseball career and their potential future MLB athlete contracts. Further, all of the cash that you would receive as distributions from the shares of Preferred Stock would be tied to an MLB contract or contracts at the other professional baseball leagues. The MLB minimum salary is determined by the MLB Collective Bargaining Agreement and is subject to annual changes. MLB athletes become eligible for a higher salary after accruing three (3) years of MLB service time. The MLB arbitration process allows athletes with more than three (3) but less than six (6) years of service time to negotiate their annual salaries with their team based on the salaries of other athletes with comparable service time and performance, among other factors. Athletes typically go through three (3) years of arbitration before reaching free agency. After the arbitration years, athletes become free agents, which means they are free to negotiate a new contract with any MLB team. We cannot guarantee how many days any athlete will spend on a major league roster, nor that they will reach MLB arbitration, nor that they will reach MLB free agency, nor that they will be able to secure any contracts at other professional baseball leagues. The MLB contracts they may secure in the future form a critical component of the future cash flow from their Athlete Agreements with Finlete Funding. While the nature of sport means there are inherent uncertainties, the structure of MLB salaries and contracts provides a reasonably reliable foundation for estimating cash flow. Our projections are based on current data and will be adjusted over time.

Any revenue received from the Athlete Agreements will be subject to the performance and health of the Athletes as well as the risks related to Athlete Agreements in general.
Future payments from the Athlete Agreements are subject to risks, including:

- The profitability of the Athlete Agreements is substantially dependent upon the Athletes entering into high-value MLB athlete contracts. If the Athletes do enter into additional high-value MLB athlete contracts, there is no guarantee that there will be any payments of PBE and therefore any distributions related to your investment.
- We have very limited experience managing Athlete Agreements, and we have very limited historical performance data about our Athlete Agreements.
- Cash received under the Athlete Agreements will depend upon the continued satisfactory performance of the Athletes, and we do not have any rights to require them to take any actions to attract or maintain or otherwise generate PBE.

- The Athletes are not our affiliates, director, officer or employee of our company and owe no fiduciary duties to us or any of our stockholders. The Athletes have no obligation to enhance the value of their personal brand or disclose information to our stockholders.
- PBE may decrease due to factors outside the control of the Athletes, such as an injury, illness, medical condition, or their death, or due to other factors such as public scandal or other reputational harm.
- The Athlete Agreements are not insured or secured by any collateral or guaranteed or insured by any third party, and an investor must rely on Finlete Funding to pursue remedies against the Athletes in the event of any default.
- The financial and other information that we obtained and/or will obtain from the Athletes or other third parties may be inaccurate and may not accurately reflect their true financial position, and the risk of default on the Athlete Agreements may be significant and may be higher than we anticipate.
- Our due diligence procedures may not reveal all relevant information regarding the Athletes and may result in an inaccurate assessment of the projected value of their personal brand.
- An economic downturn and adverse economic conditions may harm the Athletes' earning potential.
- The amount of money generated by the Athlete Agreements is substantially dependent upon the Athletes' ability to become contracted by MLB and play out their contracts.
- PBE may be reduced by a work stoppage.
- There could be a decline in the popularity of the professional sports organization in which the Athletes may play, or they may never achieve the popularity or market acceptance that we have projected.
- We have limited data upon which to base our valuation and projections of the Athletes' future earnings potential.
- It is difficult to estimate with precision the projected future earnings of the Athletes because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, it is difficult to predict an accurate return on investment or rate of return on your investment.
- Future negative publicity of the Athletes could harm their reputation and impair the value of their brand.

The occurrence of any of the above may limit payments received under the Athlete Agreements and/or payments received as PBE, which would mean that you may not receive any distributions related to your ownership of the shares of Finlete Pitcher Bundle 1 Preferred Stock.

Risks Relating to our Corporate Structure

A specified portion of the potential payments associated with the Finlete Pitcher Bundle 1 Athlete Agreements will be attributed to our common stock rather than the Finlete Pitcher Bundle 1 Preferred Stock. Therefore, your shares will only partially reflect the economic performance of the Finlete Pitcher Bundle 1 Athlete Agreements. The shares of Finlete Pitcher Bundle 1 Preferred Stock and future shares of preferred stock only track part of the underlying agreement. For instance, 10% of the PBE under the Finlete Pitcher Bundle 1 Athlete Agreements

will be attributed to our common stock. Similarly, in the future, when we issue additional preferred stock, we intend to attribute a portion of the PBE under the associated Athlete Agreement to the common stock as well as limit which revenues stemming from the contract will inure to the benefit of the holders of preferred stock. Therefore, each series of our preferred stock will only partially reflect the economic performance of the associated Athlete Agreement and other assets and expenses of the associated preferred stock, even though we may use the proceeds of our preferred stock offerings to fund the full purchase price of the associated Athlete Agreement. In addition, an investment in any of our preferred stocks would not represent an ownership interest in any related Athlete Agreement.

As a series of our preferred stock, the shares will be subject to risks associated with the Company as a whole, including risks relating to any other series of preferred stock that may be outstanding at the time of an investment or that we may establish and issue in the future. Investors in Finlete Pitcher Bundle 1 Preferred Stock can only receive dividends to the extent our Company can legally pay dividends under Delaware law. For instance, if there is revenue from this Athlete Agreement, but the rest of the Company does poorly, we may be legally restricted from paying any distributions. Further, holders of shares in any of our preferred stock will not have any legal rights related to specific assets attributed to the associated preferred stock. Rather, Finlete Funding will retain legal title to all of its assets, including the Finlete Pitcher Bundle 1 Athlete Agreements which are attributed to the Finlete Pitcher Bundle 1 Preferred Stock and, in any liquidation, holders of our Finlete Pitcher Bundle 1 Preferred Stock and holders of any other preferred stocks we may establish in the future, will be entitled to receive a proportionate share to any distributions to the extent there are available net assets available for distribution to stockholders after we satisfy our creditors, including creditors of any preferred stock other than a preferred stock in which you may invest.

We could be required to use assets attributed to one series of preferred stock to pay liabilities attributed to another series of preferred stock. The assets attributed to one preferred stock are potentially subject to the liabilities attributed to another preferred stock, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other preferred stock. No provision of our certificate of incorporation prevents us from satisfying liabilities of one preferred stock with assets of another preferred stock, and our creditors will not in any way be limited by our capital structure from proceeding against any assets they could have proceeded against if we did not have any preferred stocks. As a result, although we intend for the preferred stocks to received certain payments based on the performance of a particular Athlete Agreement, we cannot provide any guarantee that the preferred stock will be able to do so and will not be subject to a disproportionate share of the burden of any non-performing Athlete Agreements, whether or not included in the assets attributed to such preferred stock, and will not be attributed a disproportionate amount of our general liabilities, costs and expenses.

We can amend or terminate the Finlete Pitcher Bundle 1 Athlete Agreements without the vote of the holders of Finlete Pitcher Bundle 1 Preferred Stock. The parties to the Finlete Pitcher Bundle 1 Athlete Agreements, specifically, Finlete Funding and the respective Athlete, can mutually agree to terminate and/or amend the respective Athlete Agreement. To the extent that is done, the holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the

redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

In the event of a liquidation of Finlete Funding, holders of any of our preferred stock will not have a priority with respect to the assets attributed to the associated preferred stock remaining for distribution to stockholders. Upon liquidation, dissolution, or winding up of Finlete Funding as a whole, holders of shares of Finlete Pitcher Bundle 1 Preferred Stock will be entitled to receive any payments owed to them under the series designation, after prior payments in full satisfaction of creditors. However, if the assets of Finlete Funding legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to all of our outstanding shares of preferred stock the full amount to which they would otherwise be entitled, then the assets available for distribution to the holders of preferred stock may be reduced depending on the future series designations.

Risks Related to the Securities

Our Parent has control over key decision-making as a result of its control over all of our common stock. Our Parent holds 100% of the voting power of our outstanding capital stock. Our common stock is entitled to one vote per share, whereas the preferred stock has no right to vote on matters presented to the stockholders for vote. Our Parent is entitled to vote its shares in its own interests, which may not always be in the interests of the holders of preferred stock.

Management has discretion as to the use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds" below. The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to the application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Any valuation at this stage is difficult to assess. The price of the Finlete Pitcher Bundle 1 Preferred Stock was determined based on potential distributions of the stock, which is based on potential revenues from the Finlete Pitcher Bundle 1 Athlete Agreements, as well as the performance of our Company overall. Such determination, especially for an early-stage company with limited operating history, is difficult to assess, uncertain, and contains a high degree of risk. Investors should not invest if they disagree with the Company's estimated valuation.

The preferred stock will not be freely tradable until one year from the initial purchase date. Although the preferred stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and there may never be, a public market for the preferred stock. Because the preferred stock has not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction, the

preferred stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the preferred stock may also adversely affect the price that you might be able to obtain for the preferred stock in a private sale. Investors in this offering should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The shares are a highly risky and speculative investment. Only investors who can bear the loss of their entire investment should purchase the Shares. The shares are highly risky and speculative. An investment in the shares is suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all the money you plan to invest in the shares, you should not purchase the shares.

Credit card risk. Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 6% of transaction value) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Noncompliance with laws and regulations may impair our ability to arrange or service the Finlete Pitcher Bundle 1 Athlete Agreements. Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the payments under the Finlete Pitcher Bundle 1 Athlete Agreements and, in addition, could subject us to damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and may result in an Athlete attempting to rescind their Athlete Agreement. For example, if we were deemed to be an investment company under the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition, and results of operations. The Company could also become subject to regulatory fines and penalties, and with investors having a right to rescind their investments.

If we were deemed an "investment company" under the Investment Company Act of 1940 (the "1940 Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. A company will generally be deemed to be an "investment company" for purposes of the 1940 Act if: (1) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (2) it owns or proposes to acquire "investment securities", including investment contracts, having a value exceeding 40% of the value of its total assets. We believe that we are not and will not be primarily engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a company engaged in the business of generating income based on our responsibilities and the income of athletes under the Athlete Agreements. Furthermore, while certain revenue-sharing agreements may be deemed to be investment contracts, and thus securities, we do not believe that the Athlete Agreements would be deemed to be investment contracts. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies the SEC may pursue, it may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such a case may pursue the remedy of rescission.

Future fundraising may affect the rights of investors. In order to fund operations, the Company plans to raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The certificate of incorporation and the subscription agreement have forum selection provisions that require that certain disputes be resolved in state or federal courts in the State of Delaware for the certificate of incorporation and the Southern District of the State of California for the subscription agreement, regardless of convenience or cost to you, the investor. Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction. Further, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the Southern District of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the

Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial concerning claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, if the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect

immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full time)
Executive Officers:				
George Robert Connolly	Chief Executive Officer	43	December 2023 - present	Full-time
Directors:				
George Robert Connolly	Director	43	December 2023 - present	N/A

George Robert Connolly
George Robert Connolly is a seasoned entrepreneur based in San Diego, CA. He has served as a Director & Officer of Finlete Funding, Inc. since the Company's inception in December 2023. He has also served as a Director & Officer of Finlete, Inc. since the Parent company's inception in January 2021. His career is marked by a robust sales background and a proven track record in founding and scaling startups to successful exits, including AgentBuzz, which was acquired by OakParkCreative in September 2019 and HeroDogBox, which was acquired by GetPetBox in March 2014. Rob studied business administration and management at Western Governors University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership. The following table shows who owns over 20% of the Company's equity securities as of December 31, 2024:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Finlete, Inc.	Common Stock	10 shares	100%

Capital Structure. The following table describes our capital structure as of December 31, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued	Available
Common Stock	1,000	10	0	990
Echedry Vargas Preferred Stock	100,000	9,786	0	90,214
Emmanuel Clase Preferred Stock	300,000	28,471	0	271,529
Leonardo Bernal Preferred Stock	100,000	39,056	0	60,944
Jhostynxon Garcia Preferred Stock	75,000	74,789	0	211
Tirso Ornelas Preferred Stock	50,000	5,917	0	50,000
Luis Baez Preferred Stock	50,000	0	0	50,000
Emiliano Teodo Preferred Stock	50,000	0	0	50,000
Luinder Avila Preferred Stock	75,000	0	0	75,000
Winston Santos Preferred Stock	75,000	7,737	0	75,000
Reynaldo Yean Preferred Stock	75,000	0	0	75,000
Yairo Padilla Preferred Stock	75,000	0	0	75,000
Aroon Escobar Preferred Stock	75,000	16,614	0	58,386
Carlos Lagrange Preferred Stock	75,000	0	0	75,000
Esteban Mejia Preferred Stock	275,000	0	0	275,000
Christian Zazueta Preferred Stock	175,000	0	0	175,000
Finlete Pitcher Bundle 1 Preferred Stock	25,000	0	0	25,000
Blank Check Preferred Stock*	N/A	N/A	N/A	375,000

*The Blank Check Preferred Stock represents the remaining authorized preferred stock that the Company's board of directors is authorized to issue without needing further approval from shareholders. The board can set the terms, rights, and preferences of this stock, such as dividend rates, voting rights, and conversion features, at the time of issuance.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	If Target Offering Amount is Sold	% Usage	If Maximum Amount is Sold	% Usage
Esteban Mejia Athlete Agreement	$581.10	5.81%	$12,500.00	5.81%
Carlos Lagrange Athlete Agreement	$1,802.32	18.02%	$38,750.00	18.02%
Emiliano Teodo Athlete Agreement	$1,454.26	14.54%	$31,250.00	14.54%
Winston Santos Athlete Agreement	$1,105.20	11.05%	$23,750.00	11.05%
Christian Zazueta Athlete Agreement	$523.09	5.23%	$11,250.00	5.23%
Luinder Avila Athlete Agreement	$1,163.21	11.63%	$25,000.00	11.63%
Management Fee	$2,522.45	25.22%	$54,225.00	25.22%
Intermediary Fee	$850.15	8.50%	$18,275.00	8.50%
TOTAL	$10,001.80	100.00%	$215,000.00	100.00%

NOTE: Intermediary Fee is paid to DealMaker. Management Fee is paid to Finlete, Inc.

The identified uses of proceeds are subject to change at the sole discretion of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit A to this Offering Memorandum. The audit of the financial statements of the Company for the period from December 19, 2023 (Inception) to December 31, 2023 was performed by dbbmckennon. The audit of the financial statements of the Company for the period from January 1, 2024 to December 31, 2024 was performed by Artesian CPA. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. To the extent the discussion includes information based on unaudited operating data for 2025, such information is subject to change once we complete our fiscal year, prepare our financial statements, and our accountant completes a financial audit of those statements. The Company is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. Finlete Inc. has incurred and will continue to incur expenses related to the past, current, and future offerings of preferred shares by Finlete Funding, Inc.

These expenses include:

- Travel costs to and from Athlete locations
- Consultant and advisor compensation
- Legal expenses related to Athlete Contracts
- Legal and raise fees
- Website development costs
- Marketing costs
- Athlete promotional and development activities

Finlete, Inc. will continue to incur significant additional expenses related to entering contracts with athletes and preparing and marketing capital raises. Finlete, Inc. is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize its planned operations or failing to profitably operate its business. We note that the performance and distributions related to the shares of Finlete Pitcher Bundle 1 Preferred Stock will be based on the performance of the Finlete Pitcher Bundle 1 Athletes and whether they secure additional major league contract(s) and their payments under such contracts. To the extent they do, holders of such shares may receive dividends to the extent that the Company is able to pay dividends under Delaware law.

Planned Milestones. Over the next 12 months, Finlete Funding intends to enter into additional contracts with athletes and conduct additional Regulation Crowdfunding offerings by executing on both business and financing-related objectives.

Liquidity and Capital Resources. The Company is still an "early-stage" company and is capitalized by its parent company, Finlete, Inc. Finlete, Inc. provides management and other services, and covers the capital expenses of Finlete Funding, Inc. Finlete, Inc. owns all the outstanding shares of common stock of Finlete Funding, Inc. The purpose of Finlete Funding is to support the efforts of Finlete, Inc. by contracting with athletes to invest in the potential earnings of those athletes and selling interests in those contracts to the public through Regulation Crowdfunding. In the event the Company does not raise sufficient funds from this offering, it can proportionally reduce the amount of the Athlete Agreements and/or receive funding from additional sources.

Indebtedness. The Company was initially capitalized by its parent company, Finlete, Inc. The Company has received working capital to cover expenses and costs from Finlete, Inc. The Company has not formalized this debt in writing with Finlete, Inc.; however, the Company intends to reimburse Finlete, Inc. for the full amount if sufficient funds are raised in the Offering. Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete Inc. will continue to fund Finlete Funding Inc., if necessary.

RELATED PARTY TRANSACTIONS

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the

beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Finlete, Inc. is the parent company of Finlete Funding, Inc., and has funded the Company's formation and operations to date.
- In December 2023, the Company entered into a Subscription Agreement with its parent company, Finlete, Inc., whereby a total of 10 shares of Common Stock were issued in exchange for subscription proceeds of $10.
- The executive officers and directors of Finlete Funding, Inc. are also the executive officers and directors of Finlete, Inc. and, therefore, control 100% of the outstanding shares and have 100% voting rights in the Company.

Regardless of whether the raise is sufficient to cover the raise costs in addition to the dividend payments, Finlete, Inc. will cover the additional costs without demand of repayment by Finlete Funding, Inc. Finlete, Inc. will continue to fund Finlete Funding, Inc. if necessary. See "Financial Discussion – Indebtedness" above for additional details.

RECENT OFFERINGS OF SECURITIES

Finlete Funding, Inc. has made the following issuances of securities since inception:

- December 20, 2023: Issued 10 shares of Common Stock to Finlete, Inc., its parent company, as founder ownership.
- September 13, 2024: Issued 9,786 shares of Echedry Vargas Preferred Stock to investors under the First Regulation CF Offering and has received proceeds of $78,288.
- July 15, 2025: Committed 28,471 shares of Emmanuel Clase Preferred Stock to investors under the Second Regulation CF Offering and has received proceeds of $315,924.
- August 28, 2025: Issued 74,789 shares of Jhostynxon Garcia Preferred Stock to investors under the Fourth Regulation CF Offering and has received proceeds of $101,713.04.
- December 23, 2025: Issued 38,393 shares of Leonardo Bernal Preferred Stock to investors under the Third Regulation CF Offering and has received proceeds of $76,786.
- February 17, 2026: Committed 74,957 shares of Carlos Lagrange Preferred Stock to investors under the Fifth Regulation CF Offering and has received proceeds of $169,402.82.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

Description of the Outstanding Capital Stock of the Company. *The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, Certificate of Designations of Echedry Vargas Preferred Stock, Certificate of Designations of Emmanuel Clase Preferred Stock, Certificate of Designations of Leonardo Bernal Preferred Stock, Certificate of Designations of Luis Baez Preferred Stock, Certificate of*

Designations of Tirso Ornelas Preferred Stock, Certificate of Designations of Emiliano Teodo Preferred Stock, Certificate of Designations of Winston Santos Preferred Stock, Certificate of Designations of Luinder Avila Preferred Stock, Certificate of Designations of Jhostynxon Garcia Preferred Stock, Certificate of Designations of Reynaldo Yean Preferred Stock, Certificate of Designations of Yairo Padilla Preferred Stock, Certificate of Designations of Aroon Escobar Preferred Stock, Certificate of Designations of Carlos Lagrange Preferred Stock, Certificate of Designations of Esteban Mejia Preferred Stock, Certificate of Designations of Finlete Pitcher Bundle 1 Preferred Stock, and Bylaws. For a complete description of our capital stock, you should refer to the documents mentioned in the previous sentence as well as the applicable provisions of Delaware law.

Finlete Funding is offering up to 25,000 shares of its Finlete Pitcher Bundle 1 Preferred Stock. The Company's authorized securities consist of up to 1,000 shares of Common Stock with a par value of $0.00001; and 2,000,000 shares of Preferred Stock ("Preferred Stock") with a par value of $0.00001.

Common Stock

Dividend Rights. Subject to preferences that may apply to any then-outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights. Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Right to Receive Liquidation Distributions. In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights & Preferences. The rights, preferences, and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Preferred Stock

Dividend Rights. One (1) share of any series of our Preferred Stock named after a single athlete (e.g. Carlos Lagrange Preferred Stock) is generally entitled to 0.000009% of the respective athlete's (e.g. Carlos Lagrange) pre-tax future PBE *less*:
- amounts withheld for taxes; and,

- amounts that are subject to payment or repayment per the Vargas Agreement and/or another contract, agreement or law.

The sole exception is Echedry Vargas Preferred Stock. One (1) share of Echedry Vargas Preferred Stock is generally entitled to 0.00009% of Echedry's Vargas's pre-tax future PBE less the same amounts listed above.

Distributions are paid on an annual basis *unless* the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Athlete Payments under the respective Athlete Agreement. Distributions do not include other payments received by the Company under the respective Athlete Agreement (e.g., sale of autographs). No class or series of Preferred Stock shall participate in any dividends distributions or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Preferred Stock is not convertible into any other class of stock.

Rights and Preferences. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of that particular class or series of Preferred Stock voting separately as a single class.

Redemption. The parties to the respective Athlete Agreement, specifically, Finlete Funding and the Athlete, have the ability to mutually agree to terminate and/or amend the Athlete Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Finlete Pitcher Bundle 1 Preferred Stock

*Dividend Rights***.** One (1) share of Finlete Pitcher Bundle 1 Preferred Stock is generally entitled to 0.000009% of pre-tax future PBE of each of the Finlete Pitcher Bundle 1 Athletes *less*:
- amounts withheld for taxes; and,
- amounts that are subject to payment or repayment per the Finlete Pitcher Bundle 1 Athlete Agreements, and/or another contract, agreement or law.

Distributions will be paid on an annual basis *unless* the Board determines to pay the payments more frequently. Payments can only be made to the extent there are legally available funds under Delaware General Corporation Law even if the Company receives Athlete Payments under the Athlete Agreements. Distributions do not include other payments received by the Company under the Athlete Agreements (e.g., sale of autographs). The Finlete Pitcher Bundle 1 Preferred Stock shall not participate in any dividends, distributions, or payments to be paid to the Common Stock or any other class or series of Preferred Stock.

Right to Receive Liquidation Distributions. Holders of shares of Finlete Pitcher Bundle 1 Preferred Stock are not entitled to Liquidation Distributions.

Conversion. Finlete Bundle 1 Pitcher Preferred Stock is not convertible into any other class of stock.

Rights & Preferences. The rights, preferences. and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Voting Rights. Holders of shares of Finlete Pitcher Bundle 1 Preferred Stock are not entitled to vote unless required under Delaware Law or to the extent any amendment or repeal of the Certificate of Designations would have a material and adverse effect on the holders of such shares. In such case, such amendment and repeal can only be made with the prior written consent of such holders owning a majority to the shares of Finlete Pitcher Bundle 1 Preferred Stock voting separately as a single class.

Redemption. The parties to the Finlete Pitcher Bundle 1 Athlete Agreements, specifically, Finlete Funding and the respective Athlete, have the ability to mutually agree to terminate and/or amend the respective Athlete Agreement. To the extent that is done, holders of our preferred stock may have little recourse and may only receive either the distributions that they have received to date (which may be less than the redemption price), the redemption price of a $1 per share if no distributions have been made, or even less than that to the extent the Company does not have sufficient funds.

Provisions of Note in the Company's Subscription Agreement and Certificate of Incorporation

Forum Selection Provision

The exclusive forum provisions in the Company's Certificate of Incorporation and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Section 21 of the Company's Certificate of Incorporation provides that federal and state courts within the State of Delaware are the exclusive forums for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation, certificate of designations or our bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Section 21 shall not apply to suits brought to enforce any liability or duty under the Exchange Act of 1934, as amended, the Securities Act, or any claim for which federal courts have exclusive or concurrent jurisdiction.

Further, under Section 6 of the subscription agreement investors agree to resolve disputes arising under the subscription agreement in federal and state courts in the Southern District of the State of California.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Perks. All investors receive a digital stock certificate. Issuer may, from time to time, offer additional non-material perks (such as merchandise or experiences) at its discretion. These perks are promotional in nature and do not alter the terms of the securities being offered. All such perks will be presented on the offering page.

Transfer Agent. The Company has engaged DealMaker Transfer Agent LLC as its transfer agent to maintain current records of investors.

What it means to be a minority holder. As an investor in Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of securities. For one (1) year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

How we determined the offering price. The Company is offering shares of Finlete Pitcher Bundle 1 Preferred Stock, which entitles investors to distributions based on Athlete Payments, if any, that relate to the Athlete Agreements. The Company determined the offering price of the securities and therefore the value by reference to its transaction costs as well as its internal estimates on the potential earnings for the Finlete Pitcher Bundle 1 Athletes.

REGULATORY INFORMATION

Disqualification. Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of our officers or managing members are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports. The Company filed its annual report on Form C-AR for the fiscal year ended December 31, 2025 with the SEC on April 24, 2026. This annual report can be found by visiting https://www.sec.gov/search-filings and searching for Finlete Funding, Inc.

Compliance failure. Finlete Funding, Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Duration of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the

Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason, provided their investment has not already been accepted by the Company. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications. Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes. Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings. The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations. Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates. Information regarding updates to the offering and how to subscribe can be found at finlete.com/pbundle1.

Exhibit A

Financial Statements

FINLETE FUNDING, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORTS

AS OF DECEMBER 31, 2025 AND 2024

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024

TABLE OF CONTENTS



To the Board of Directors of
Finlete Funding, Inc.
San Diego, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Finlete Funding, Inc. (the "Company") which comprises the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations, has incurred a net loss of $316,131 for the year ended December 31, 2025, and as of December 31, 2025, had a working capital deficit of $52,301 and an accumulated deficit of $316,131. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to

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continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 11, 2026

Artesian CPA, LLC

FINLETE FUNDING, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 8,631	$ 20,503
Accounts receivable	5,298	-
Deferred offering cost	2,324	-
Subscription receivable	1,808	8,183
Total Current Assets	18,061	28,686
Non-current Assets:		
Future earning contracts, net of impairment and amortization	188,378	159,701
Total Non-current Assets	188,378	159,701
TOTAL ASSETS	$ 206,439	$ 188,387
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 3,395	$ 9,701
Due to related party	45,088	20,493
Dividend payable	1,528	-
Subscription payable	20,351	-
Total Current Liabilities	70,362	30,194
Stockholders' equity:		
Undesignated preferred stock, $0.00001 par value, 825,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Preferred stock-Echedry Vargas, $0.0001 par value, 100,000 shares authorized, 9,786 and 9,786 shares issued and outstanding as of December 31, 2025 and 2024, respectively	50,955	50,955
Preferred stock-Emmanuel Clase, $0.00001 par value, 300,000 shares authorized, 28,471 and 13,165 shares issued and outstanding as of December 31, 2025 and 2024, respectively	241,710	107,228
Preferred stock-Leonardo Bernal, $0.0001 par value, 100,000 shares authorized, 40,518 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	67,991	-
Preferred stock-Tirso Ornelas, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Emiliano Teodo, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Jhostynxon Garcia, $0.00001 par value, 75,000 shares authorized, 74,789 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	91,542	-
Preferred stock-Aroon Escobar, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstandingas of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Luinder Avila, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Yairo Padilla, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Winston Santos, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Reynaldo Yean, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Carlos Lagrange, $0.00001 par value, 75,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Preferred stock-Luis Baez, $0.00001 par value, 50,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively as	-	-
Common stock, $0.00001 par value, 1,000 shares authorized, 10 shares issued and outstanding as of December 31, 2025 and 2024	-	-
Additional paid-in capital	10	10
Accumulated deficit	(316,131)	-
Total Stockholders' Equity	136,077	158,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 206,439	$ 188,387

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31,	
	2025	2024
Revenue	$ 12,811	$ -
Less: Impairment loss on future earnings contract	(171,232)	-
Less: Amortization of future earnings contracts	(82,911)	-
Gross profit/(loss)	(241,331)	-
Operating expenses:		
Selling, general and administative	74,799	-
Total operating expenses	74,799	-
Loss from operations	(316,131)	-
Net income/(loss)	$ (316,131)	$ -
Weighted average common shares outstanding - basic and diluted	10	10
Net loss per common share - basic and diluted	$ (31,613)	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

| | Preferred Stock Echedry Vargas | | Preferred Stock Emmanuel Clase | | Preferred Stock Leonardo Bernal | | Preferred Stock Jhostynxon Garcia | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	-	$ -	-	$ -	-	$ -	-	$ -	10	$ -	$ 10	$ -	$ 10
Issuance of Preferred stock - Echedry Vargas	9,786	50,955	-	-	-	-	-	-	-	-	-	-	50,955
Issuance of Preferred stock - Emmanuel Clase	-	-	13,165	107,228	-	-	-	-	-	-	-	-	107,228
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2024	9,786	50,955	13,165	107,228	-	-	-	-	10	-	10	-	158,193
Issuance of Preferred stock - Emmanuel Clase	-	-	15,306	141,244	-	-	-	-	-	-	-	-	141,244
Issuance of Preferred stock - Leonardo Bernal	-	-	-	-	40,518	67,991	-	-	-	-	-	-	67,991
Issuance of Preferred stock - Jhostynxon Garcia	-	-	-	-	-	-	74,789	91,542	-	-	-	-	91,542
Dividends paid	-	-	-	(6,762)	-	-	-	-	-	-	-	-	(6,762)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(316,131)	(316,131)
Balance at December 31, 2025	9,786	$ 50,955	28,471	$ 241,710	40,518	$ 67,991	74,789	$ 91,542	10	$ -	$ 10	$ (316,131)	$ 136,077

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

FINLETE FUNDING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	December 31,	
	2025	**2024**
Cash Flows from Operating Activities		
Net income/(loss)	$ (316,131)	$ -
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:		
Impairment loss on future earnings contracts	171,232	-
Amortization of future earnings contracts	82,911	-
Costs paid by related party on Company's behalf	41,050	54,818
Change in operating assets and liabilities:		
Accounts receivable	(5,298)	-
Accounts payable	3,395	-
Net cash provided by (used in) operating activities	(22,841)	54,818
Cash Flows from Investing Activities		
Investments in future earning contracts	(292,572)	(150,000)
Net cash used in investing activities	(292,572)	(150,000)
Cash Flows from Financing Activities		
Collection of subscription receivable	8,183	10
Cash received for shares pending issuance, net of offering costs	16,640	
Issuance of preferred stock, net of offering costs	304,444	150,000
Repayments on due to related party	(20,493)	(34,325)
Dividends paid	(5,233)	-
Net cash provided by financing activities	303,541	115,685
Net change in cash	(11,872)	20,503
Cash at beginning of the period	20,503	-
Cash at end of the period	$ 8,631	$ 20,503
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Information:		
Offering costs to be reimbursed by related party	$ 4,088	$ -
Subscription receivable for issuance of shares	$ 1,808	$ 8,183

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Finlete Funding, Inc. (the "Company") is a corporation organized on December 19, 2023 under the laws of Delaware. The Company has been formed to sign agreements with professional athletes and sell interests in those agreements via Regulation Crowdfunding.

The Company is a subsidiary of Finlete, Inc., a Delaware corporation (the "Parent" or "Manager"). Finlete, Inc. provides sports fans the unique opportunity to buy interests in professional athletes and win together both emotionally and financially throughout their careers. Finlete, Inc. is aiming to democratize access to these opportunities so that anyone can partake.

The Company commenced its principal activities during the year ended 2024. Since inception, the Company's activities have primarily consisted of formation and organizational activities, preparations to raise capital, capital raising activities, and initial operational activities related to entering into athlete agreements and managing related investments.

During the year ended 2025, the Company progressed further in the execution of its business model and expanded its operational activities. This included entering into multiple athlete-related investment arrangements and designating several series of preferred stock associated with such agreements. These include preferred stock related to Jhostynxon Garcia, Emiliano Teodo, Tirso Ornelas, Luis Baez, Yairo Padilla, Winston Santos, Reynaldo Yean, Luinder Avila, Aroon Escobar, and Carlos Lagrange. The Company also completed amendments to certain existing designations and obtained the necessary board approvals and regulatory filings in connection with these transactions.

The Company remains dependent upon additional capital resources for the continuation and expansion of its planned principal operations and is subject to significant risks and uncertainties, including but not limited to its ability to secure additional funding to operationalize its planned activities and to operate the business profitably.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company plans to incur significant costs in pursuit of its capital financing plans, has limited liquid assets to satisfy its obligations as they come due, has incurred net loss of $316,131 for the year ended December 31, 2025, and as of December 31, 2025, had a working capital deficit of $52,301 and an accumulated deficit of $316,131. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing from Finlete, Inc. to satisfy its cash flow needs. No assurance can be given that the Company will be successful in these efforts. The Company, from time to time, may receive advances from its parent entity Finlete, Inc., which are expected to be repaid.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company utilizes its Parent's centralized processes and systems for administration, accounting, and recordkeeping. The Parent has paid the Company's expenses without requiring repayment and expects to continue to do so for the near term. These financial statements include only those expenses for which the Parent will require repayment from the Company and exclude all other costs incurred on its behalf.

During the years ended December 31, 2025 and 2024, the Parent (the "Manager") incurred expenses of $278,433 and $210,977, respectively, on behalf of the Company, which will not be reimbursed, directly or indirectly, by the Company.

In accordance with the guidance provided under Section 7210 of the SEC Financial Reporting Manual, such non-reimbursable costs have been excluded from the Company's accounting records.

Consequently, future results of operations, financial position, and cash flows, should the Company be separated from the Parent or should the Parent no longer agree to cover the Company's expenses, may be materially different from those reflected in these financial statements. Accordingly, the financial statements for these periods are not indicative of the Company's future results of operations, financial position, and cash flows.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Account Receivable

Accounts receivable was $5,298 and $0 as of December 31, 2025 and 2024, respectively, representing amounts due from atheletes.

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company evaluates the collectability of its receivables on an ongoing basis, considering the credit worthiness of customer and other relevant factors. An allowance for doubtful accounts is recorded when collection is not considered probable. As of December 31, 2025 and 2024, no allowance for doubtful accounts has been recorded, as management believes all amounts are fully collectible.

Subscription Receivable

As of December 31, 2025 and 2024, the Company had a subscription receivable balance of $1,808 and $8,183, respectively. The subscription receivable represents amounts contractually due from investors for preferred stock that was issued but not fully paid as of the reporting date.

As of December 31, 2025, the balance consists of $931 related to the issuance of Carlos Lagrange Preferred Stock, $457 related to the issuance of Emmanuel Clase Preferred Stock, and $419 related to the issuance of Leonardo Bernal Preferred Stock.

Future Earning Contracts

As of December 31, 2025, the Company had capitalized $442,521 related to future earnings contracts (net of impairment). This balance includes investments of $10,000 in Aaron Escobar, $237,258 in Emmanuel Clase, (fully impaired to $0 carrying value as of December 31, 2025), $50,000 in Echedry Vargas, $13,958 in Carlos Lagrange, $5,000 in Emiliano Teodo, $71,199 in Jhostynxon Garcia, and $55,105 in Leonardo Bernal. These amounts represent upfront payments made by the Company in exchange for contractual rights to receive a portion of the individuals' future earnings.

Future earnings contracts are recorded at cost, representing the consideration paid to acquire such rights. The capitalized amounts are amortized over their estimated useful lives, which for its currently held contracts it estimates to be the difference between the players' age at contract signing and 30 years old being the median retirement age for MLB players. Estimates will be made on a case-by-case basis based on the expected earnings period associated with each contract. Amortization of future earnings contracts of $82,911 was recorded for the year ended December 31, 2025. The balances of future earnings contracts as of December 31, 2025 and 2024 were as follows:

Particulars	2025 ($)	2024 ($)
Gross carrying amount	$ 442,521	$ 157,701
Less: Impairment	$ (171,232)	-
Less: Accumulated amortization	$ (82,911)	-
Net carrying amount	**$ 188,378**	**$ 157,701**

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

During the year ended December 31, 2025, the Company recognized a total impairment loss of $171,232. This impairment was recorded following a reassessment of the expected future economic benefits from the underlying contracts. As a result, the carrying value of the Clase contract was reduced to $0.

Organizational Costs

In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers," establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies

the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- identification of a contract with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when or as the performance obligation is satisfied.

Revenues are derived from player agreements executed by the Company. Revenue is recognized at a point in time when the athlete earns the related income and the Company obtains an enforceable right to its contractual share of such income. For the years ended December 31, 2025 and 2024, the Company earned revenue amounting to $12,811 and 0, respectively.

The revenue recognized during the year ended December 31, 2025 was derived entirely from a single contract with Emmanuel Clase. The Company does not expect this contract to generate any significant future revenues. Accordingly, the Company is subject to significant revenue concentration risk and may experience variability in revenue in future periods as it continues to develop its portfolio of future earnings contracts.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including applicable tax rates. Deferred tax assets are reduced by a valuation allowance for those tax benefits that are not expected to be realized.

As of December 31, 2025, the Company has net operating loss ("NOL") carryforwards of approximately $316,310, which may be available to offset future taxable income, subject to applicable limitations. These NOLs give rise to deferred tax assets; however, as this represents the Company's first year of operations and it does not have a sufficient history of generating taxable income, management has concluded that it is more likely than not that these deferred tax assets will not be realized. Accordingly, a full valuation allowance has been recorded against the deferred tax assets. As a result, the net deferred tax assets as of December 31, 2025 are nil, and the Company has not recognized any income tax provision or benefit for the year.

The Company has not yet filed its U.S. federal or state income tax returns. The Company expects to file income tax returns in jurisdictions in which it has established nexus.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

For the year ended December 31, 2025, the Company reported a net loss of $316,131. The weighted average number of common shares outstanding, basic and diluted, was 10 shares. Accordingly, net loss per common share, basic and diluted, was $31,613. For the year ended December 31, 2024, the Company did not report earnings attributable to common stockholders, and weighted average common shares outstanding were 10 shares.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

During the year ended December 31, 2025, the Company incurred offering costs $16,450, $8,820, and $10,171 for offering costs associated with the Emmanuel Clase, Leonardo Bernal, and Jhostynxon Garcia offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements.

During the year ended December 31, 2024, the Company incurred offering costs $50,752 and $28,288 for offering costs associated with the Emmanuel Clase and Echedry Vargas offerings, respectively. These amounts were treated as offering costs and recorded as a reduction to additional paid-in capital in the accompanying financial statements. Of such amounts $54,818 were incurred by the Parent on the Company's behalf and recorded to due to related party liabilities.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock, $0.00001 par value.

On December 20, 2023, the Company issued 10 shares of common stock to Finlete, Inc. for a purchase price of $1.00 per share, or $10. As of both December 31, 2025 and 2024, 10 shares were issued and outstanding.

All shares of capital stock shall vote together as one class on all matters submitted to a vote of the stockholders of the Company, and the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter. No stockholders of the Company holding common stock shall have any preemptive or right to subscribe for any securities of any class unless so authorized by the Company.

Holders of the outstanding shares of common stock are entitled to one vote for each share thereof held at the record date. Subject to the rights of holders of preferred stock, holders of common stock shall be entitled to receive such cash dividends out of the assets or funds of the Company legally available.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of Preferred Stock, $0.00001 par value. The Company has designated 1,175,000 shares of its preferred stock and has 825,000 shares of preferred stock remaining undesignated.

Preferred Stock – Echedry Vargas

On January 29, 2024, the Company designated 100,000 shares of its preferred stock as Echedry Vargas Preferred Stock ("Echedry Vargas Stock"), at a par value of $0.00001 per share. The Echedry Vargas Stock has been created in order to raise funds that will be paid to Echedry Vargas ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Echedry Vargas Stock on a pro rata basis based on the number of shares of Echedry Vargas Stock issued and outstanding and held by the holders as of the time of such distribution.

The Echedry Vargas Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Echedry Vargas Stock is not convertible into any other securities of the Company. The Echedry Vargas Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Echedry Vargas Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Echedry Vargas Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Echedry Vargas Stock.

Pursuant to the player agreement with Echedry Vargas ("Vargas"), the Company agreed to pay up to $500,000 (subject to the amount of capital raised in a crowdfunding offering) in exchange for up to a 10% share of Vargas's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Vargas Agreement").

During the year ended December 31, 2025, the Company did not undertake any equity offerings and no new shares were issued. Accordingly, the number of outstanding Preferred Stock shares remained unchanged from the prior year.

In 2024, the Company completed its first Regulation CF offering, through which it issued 9,786 shares of Echedry Vargas Preferred Stock and raised gross proceeds of $78,288. Offering costs of $27,333 were deducted from the proceeds, and $955 was recorded as subscription receivable as of December 31, 2024.

Preferred Stock – Emmanuel Clase

On January 29, 2024, the Company designated 300,000 shares of its preferred stock as Emmanuel Clase Preferred Stock ("Emmauel Clase Stock"), at a par value of $0.00001 per share. The Emmauel Clase Stock has been created in order to raise funds that will be paid to Emmanuel Clase ("the Player") pursuant to the player agreement, which provides that the Company shall have the right to receive a specific portion of certain future earnings of the Player ("Player Payments").

The Player Payments actually received by the Company shall be allocated as follows:

(i)   10% of the Player Payments shall be retained and utilized by the Company, or may be paid to the holders of the common stock as a dividend or other distribution, as determined by the Board of Directors.

(ii)   90% of the Player Payments, less any taxes payable by the Company with respect to the receipt of the Player Payments (such amount, the "Participation Amount") shall be paid to the holders with respect to their Emmauel Clase Stock on a pro rata basis based on the number of shares of Emmauel Clase Stock issued and outstanding and held by the holders as of the time of such distribution.

The Emmanuel Clase Stock shall not participate in any dividends, distributions or other payments to be paid to the common stock or any other class or series of preferred stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Company.

The Emmanuel Clase Stock is not convertible into any other securities of the Company.

The Emmanuel Clase Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the common stock, or any class thereof, or any other class or series of preferred stock, for a vote.

Upon termination of the player agreement for any reason, all issued and outstanding shares of Emmanuel Clase Stock shall be deemed automatically redeemed in return for distributions previously made, or if no such distributions have been made, then in return for the payment of $1.00 to each share of Emmanuel Clase Stock, and thereafter shall be automatically returned to the Company and shall constitute authorized and unissued shares of Emmanuel Clase Stock.

Pursuant to the player agreement with Emmanuel Clase (the "Player"), the Company agreed to pay up to $2,500,000 in exchange for up to a 3% share of the Player's pre-tax future professional baseball earnings ("PBE") over a 25-year period from the effective date of the agreement (the "Clase Agreement"). The percentage of PBE acquired by the Company is proportional to the amount of capital actually paid to the Player pursuant to this agreement.

During the year ended December 31, 2025, the Company raised $157,944 and issued 15,306 shares of Emmanuel Clase Preferred Stock. Offering costs of $16,700 were deducted from the proceeds, and $457 was recorded as subscription receivable as of December 31, 2025. The Company paid the holders of the Emmanuel Clase Preferred Stock dividends of $6,762 during the year ended December 31, 2025.

In 2024, the Company launched a Regulation CF offering and, as of December 31, 2024, had raised $157,980 and issued 13,165 shares of Emmanuel Clase Preferred Stock. Offering costs of $50,752 were deducted from the proceeds, and $7,228 was recorded as subscription receivable as of December 31, 2024.

Preferred Stock – Leonardo Bernal

During the year ended December 31, 2025, the Company had raised $76,786 and issued 40,518 shares of Leonardo Bernal Preferred Stock. Offering costs of $8,820, were deducted from the proceeds, and $419 was recorded as subscription receivable as of December 31, 2025.

The minimum target offering amount was $10,000, with a termination date of December 12, 2025. As of December 31, 2024, the offering remained ongoing. $419 was recorded as a subscription receivable as of December 31, 2025

In 2024, the Company designated 100,000 shares of Preferred Stock as Leonardo Bernal Preferred Stock and launched an offering to raise up to $200,000, representing 100,000 shares (including up to 20,000 bonus shares).

Preferred Stock – Jhostynxon Garcia

In 2025, the Company designated 75,000 shares of Preferred Stock as Jhostynxon Garcia Preferred Stock, with a par value of $0.00001 per share. The Company authorized the issuance of up to 75,000 shares under this designation. During the year ended December 31, 2025, the Company had raised $101,713 and issued 74,789 shares of Jhostynxon Garcia Preferred Stock. Offering costs of $10,171, were deducted from the proceeds, and $931 was recorded as subscription receivable as of December 31, 2025.

No shares of Jhostynxon Garcia Preferred Stock were issued or outstanding as of December 31, 2024.

Preferred Stock – Carlos Lagrange

In 2025, the Company designated 75,000 shares of Preferred Stock as Carlos Lagrange Preferred Stock, with a par value of $0.00001 per share. The Company authorized the issuance of up to 75,000 shares under this designation. As of December 31, 2025, no shares of Carlos Lagrange Preferred Stock had been issued.

Preferred Stock – Tirso Ornelas

As of December 31, 2025, the Company has authorized Tirso Ornelas Preferred Stock, under which 50,000 shares remain unissued. These shares may be issued in connection with athlete-related arrangements and future funding activities, in accordance with the terms set out in the Company's governing documents.

Preferred Stock – Emiliano Teodo

The Company has authorized Emiliano Teodo Preferred Stock, under which 50,000 shares remain unissued. The issuance of these shares is subject to the terms and conditions defined by the Company and may be utilized for athlete-related transactions and capital structuring purposes.

Preferred Stock – Luis Baez

The Company has authorized Luis Baez Preferred Stock, under which 50,000 shares remain unissued. These shares form part of the Company's strategy to structure equity participation linked to individual athlete arrangements.

Preferred Stock – Aroon Escobar

The Company has authorized Aroon Escobar Preferred Stock, under which 75,000 shares remain unissued. These shares may be issued over time based on contractual arrangements and funding requirements associated with the respective athlete.

Preferred Stock – Luinder Avila

The Company has authorized Luinder Avila Preferred Stock, under which 75,000 shares remain unissued. The Company retains the discretion to issue these shares in alignment with its operational and financing objectives.

Preferred Stock – Yairo Padilla

The Company has authorized Yairo Padilla Preferred Stock, under which 75,000 shares remain unissued. These shares are designated for issuance in connection with athlete-linked activities and related agreements.

Preferred Stock – Winston Santos

The Company has authorized Winston Santos Preferred Stock, under which 75,000 shares remain unissued. The issuance of these shares will be governed by the Company's internal policies and applicable agreements.

Preferred Stock – Reynaldo Yean

The Company has authorized Reynaldo Yean Preferred Stock, under which 75,000 shares remain unissued. These shares remain available for future issuance as part of the Company's equity planning and athlete engagement model.

Each class of preferred stock carries rights and preferences as defined in the Company's governing documents. The Company retains the ability to issue the remaining unissued shares under each respective class, subject to applicable approvals and contractual terms.

During the year ended December 31, 2025, the Company received proceeds of $20,351 from an investor in connection with the proposed issuance of preferred stock related to the Carlos Lagrange investment. As of December 31, 2025, the related shares had not yet been issued. Accordingly, the amount has been recorded as a subscription payable, representing funds received in advance of share issuance. The balance will be reclassified to equity upon the issuance of the related shares.

NOTE 5: RELATED PARTY TRANSACTIONS

The Parent incurs expenses on behalf of the Company. The outstanding balance of such advances was $45,088 and $20,493 as of December 31, 2025 and 2024, respectively. These advances are non-interest bearing, payable on demand, and are presented as due to related party in the balance sheet.

During 2025, the Company incurred management fees equal to 20% of the gross proceeds raised, amounting to $71,359, which was recorded to operating expenses.

NOTE 6: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated all subsequent events through the date the financial statements were available to be issued. The following material events were identified:

Subsequent to December 31, 2025, the Company received gross proceeds of $185,054 from the issuance of preferred stock subscriptions from January 1, 2026 through April 11, 2026.

On February 17, 2026, the Company entered into an Athlete Agreement with Esteban Mejia and intends to launch a Regulation Crowdfunding ("Reg CF") offering related to this agreement in the near term.

Additionally, subsequent to December 31, 2025, the Company has continued to raise capital through its Reg CF offerings, including offerings related to the following athlete agreements: Aroon Escobar, Tirso Ornelas, Luiz Baez, Reynaldo Yean, Winston Santos, Emiliano Teodo, Luinder Avila, and Yairo Padilla.

Also, during the year ended December 31, 2025, the Company received gross proceeds related to the Carlos Lagrange preferred stock offering. The related shares were issued subsequent to year-end, and accordingly, the proceeds were recorded as a subscription/escrow payable as of December 31, 2025 and reclassified to equity upon issuance of the shares.

No other material events requiring disclosure or adjustment to the financial statements were identified.

Exhibit B

Offering Page

Athletes   How it works   About us   FAQs

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Get a piece of every dollar he makes in the MLB

6 Athletes · 1 Investment

Pitcher
Bundle 1

Our bundles are designed so you don't have to choose – **get a stake in the upside of 6 rising pitching prospects at once.**

◀   Athlete 1 of 6   ▶

$11,606

Invest $8.60 / share 🔔

Minimum investment: $860.00

Live Investment Feed

$2,500	Largest Investment	↗
$1,200	Jun 7, 2026	↗
$500	Jun 1, 2026	↗

● Yankees #2 Prospect

● MLB Top 100 Prospect

● .183 BAA (2025)

● 103 MPH Fastball

🛡 SEC Filings | 📖 Investor Education | 🗎 Offering Circular

Invest in the journey
to the majors.

Carlos Lagrange
AAA   New York Yankees   P

Christian Zazueta
AA   Los Angeles Dodgers   P

Luinder Avila
MLB   Kansas City Royals   P

Esteban Mejia
A   Baltimore Orioles   P

Winston Santos
MLB   Texas Rangers   P

Emiliano Teodo
AAA   Texas Rangers   P

STEP BY STEP

How it works

This is not fantasy. This is not gambling. This is investing.

✓━━━━━━━━━✓━━━━━━━━━✓



Invest in their careers

Help them train and grow. Your support supplements their low salaries as they chase their dreams.

Track their journeys

Watch their progress through the minors. Get updates, track stats, and celebrate the wins.

Earn from their salaries

Invest in the careers of top baseball players and build a sports investment portfolio like no other.

Perks

Investors receive unique perks based on the amount they invest.

Learn more about Perks

Dividends

Investors receive annual payouts based directly on the athlete's total pre-tax, on-field professional baseball income earned at the Major League level.

INVESTMENT CALCULATOR

Estimate your investment return

Use this calculator to simulate a potential return on investment.



Investment amount — **$860.00**

$860.00 — $25,000.00

Athlete career earnings — **$100M**

$0M — $1B

Your simulated results

$900.00

Investment return

.0009%
Stake ⓘ

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MOIC ⓘ

MEET THE 6 PITCHERS IN THE BUNDLE



Position		Organization	
Pitcher (P)		**Kansas City Royals**	

Birthdate
8/24/2001 (24)

Organization Prospect Rank
9

Birthplace
Venezuela

MLB Top 100 Prospect Rank
N/A

Throws
Right

Current Level
MLB

Height / Weight

Current Minor League Team



Luinder Avila

2025 Stats							
1	0	1.29	5	7.0	8	.085
W	L	ERA	G	IP	SO	WHIP

Career Stats							
23	35	4.54	120	477.1	448	1.32
W	L	ERA	G	IP	SO	WHIP

Why I'm raising capital

Ever since I was a kid in Venezuela, baseball has been my world. I spent countless hours on fields in my hometown dreaming about one day playing in the United States. I signed with the Kansas City Royals and took my first real step toward that dream.

I just got off the injured list in the first week of August. I am back in Triple-A, working every day to earn a call-up to the Royals major league team.

The minor league season is long, there is a lot of travel, and staying healthy takes resources beyond what's provided. That's why I'm raising funds on Finlete, to help be the best, healthiest, most focused player I can be.

Your support means more than you know. If you choose to be part of this journey, I'll carry that with me every time I pitch.

Luinder Avila



LUINDER
AVILA



INVESTMENT TERMS

Terms at a glance

Share Price	Total Shares
$8.60	**25,000**

Minimum Raise	Maximum Raise
$10,001.80	**$215,000**

Minimum Investment	Payout Term
$860.00	**25 years**

Make an investment now →

On the field and in the feed



Tobey Schulman ✔
@tschulmanreport · Follow

Carlos Lagrange continues to show out in spring training for the Yankees.

He now owns a 0.66 ERA this spring, flashing some of the best stuff among any minor league arm.

I highlighted Lagrange in an article last week, diving into his past numbers as well as his future with NY.

> **Tobey Schulman** ✔ @tschulmanreport
> x.com/i/article/2032...

5:45 PM · Mar 18, 2026

♥ 46   💬 Reply   🔗 Copy link

Read 1 reply

MLB ✔
@MLB · Follow

Nine up
Nine down
SIX strikeouts 😌

A perfect #SpringBreakout performance for No. 5 @Rangers prospect Winston Santos!



World Baseball Classic ✔
@WBCBaseball · Follow

Whoa ... what a pitch 😳

Luinder Avila drops in a nasty changeup for the strikeout!



9:41 PM · Mar 16, 2026

♥ 655   💬 Reply   🔗 Copy link

Read 21 replies

Chris Clegg ✔
@ChrisCleggMiLB · Follow

Rangers' Emiliano Teodo has some of the most electric stuff in the minors.
FB: 98-101
CH: 92-94
SL: 85-87
Behind the plate plus open-face view of mechanics ⬇️



2:02 PM · Sep 15, 2023

Andrew DeCeglie ✔
@Andrew_FBB · Follow

Christian Zazueta is a name you should get to know!

5 IP 3 H 0 R 2 BB 9 K
15 whiffs

Going to be a popular name soon...



5:39 PM · Apr 19, 2026

♥ 116   💬 Reply   🔗 Copy link

Read 2 replies

Nate Roper ✔
@NateRoper_ · Follow

Esteban Mejia (BAL) is one of the most advanced pitchers for his age.

At just 18 years old, Mejia can run his heater up to 102 MPH and his slider to the low 90s as a starting pitcher. He reaches deep positions and is highly athletic, throwing from a low release.





9:43 PM · Mar 15, 2025

♥ 1.8K   Reply   🔗 Copy link

Read 25 replies

MLB Pipeline ✓
@MLBPipeline · **Follow**

Luinder Avila picks up his first big league strikeout in his MLB debut!

The @Royals' No. 14 prospect has been with the organization since 2018 and compiled 61 K's over 50 1/3 Minor League innings this year:

Watch on X

8:05 PM · Aug 13, 2025

♥ 288   Reply   🔗 Copy link

Read 2 replies

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Rangers Player Development ✓ 🅣
@TEXPlayerDev · **Follow**

2 perfect frames for Emiliano Teodo in the #FuturesGame!



Watch on X

4:45 PM · Jul 13, 2024

♥ 314   Reply   🔗 Copy link

Read 4 replies



8:22 PM · Feb 5, 2026

♥ 246   Reply   🔗 Copy link

Read 7 replies

MLB Pipeline ✓
@MLBPipeline · **Follow**

#Yankees RHP Carlos Lagrange enters the Top 100 Prospects list as Kyle Teel graduates.

More on the 6-foot-7 hurler with a fastball up to 102 mph and 113 K's in 77 1/3 IP this season: atmlb.com/3GZqakZ

8:34 PM · Jul 21, 2025

♥ 518   Reply   🔗 Copy link

Read 12 replies



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🛡 Form C   Offering Circular   DealMaker   Regulation CF

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© 2026 Finlete. All rights reserved

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations.DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Finlete Funding, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based upon assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this presentation speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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Exhibit C

Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:34 AM 12/19/2023
FILED 09:34 AM 12/19/2023
SR 20234265186 - File Number 2786727

CERTIFICATE OF INCORPORATION
OF
Finlete Funding, Inc.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the "DGCL"), certifies as follows:

Section 1.   <u>Name</u>. The name of the corporation is Finlete Funding, Inc.

Section 2.   <u>Incorporator; Registered Office and Agent</u>

(a) <u>Incorporator</u>. The name and mailing address of the incorporator are: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware, and the initial director of the Corporation shall be as set forth in Section 7.

(b) <u>Registered Agent</u>. The name and address of the registered agent of the Corporation in the State of Delaware is Corporate Creations Network Inc., 1521 Concord Pike, Suite 201, Wilmington DE 19803, New Castle County, or such other agent and address as the Board of Directors of the Corporation (the "Board") shall from time to time select.

Section 3.   <u>Purpose and Business</u>. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized.

(b) The Corporation shall have the power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law.

(c) The Corporation shall have the power to sue and be sued in any court of law or equity.

(d) The Corporation shall have the power to make contracts.

(e) The Corporation shall have the power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country.

(f) The Corporation shall have the power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation.

(g) The Corporation shall have the power to make bylaws not inconsistent with the

1

607752.v3

constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders.

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved.

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document.

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object.

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefore its capital, capital surplus, surplus or other property or fund.

(m) The Corporation shall have the power to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country.

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its Certificate of Incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Certificate of Incorporation of the Corporation, or any amendment thereof.

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes.

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

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Section 4.   <u>Capital Stock</u>.

(a) <u>Classes and Number of Shares</u>.   The total number of shares of all classes of stock, which the Corporation shall have authority to issue shall be one thousand (1,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and two hundred thousand (200,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

(b) <u>Powers and Rights of Common Stock</u>.

(i)   <u>Preemptive Right</u>.   No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(ii)   <u>Voting Rights and Powers</u>.   With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name.

(iii)   <u>Dividends and Distributions</u>.

(A)   <u>Cash Dividends</u>.   Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefore; and

(B)   <u>Other Dividends and Distributions</u>. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock.

(iv)   <u>Other Rights</u>.   Except as otherwise required by the DGCL and as may otherwise be provided in this Certificate of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation.

(c) <u>Series of Preferred Stock</u>. The powers, preferences, rights, qualifications, limitations and restrictions pertaining to the Preferred Stock, or any series thereof, shall be such as may be fixed, from time to time, by the Board in its sole discretion, authority to do so being hereby expressly vested in the Board. The authority of the Board with respect to each such series of Preferred Stock will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(i)   The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(ii)   the voting powers, if any, of the shares of such series and whether such voting powers are full or limited;

(iii)   the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

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(iv)   whether dividends, if any, will be cumulative or noncumulative, the dividend rate or rates of such series and the dates and preferences of dividends on such series;

(v)   the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;

(vi)   the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto;

(vii)   the right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation or other entity;

(viii)   the provisions, if any, of a sinking fund applicable to such series; and

(ix)   any other relative, participating, optional or other powers, preferences or rights, and any qualifications, limitations or restrictions thereof, of such series.

(d) Issuance of the Common Stock and the Preferred Stock.   The Board may from time to time authorize by resolution the issuance of any or all shares of the Common Stock and the Preferred Stock herein authorized in accordance with the terms and conditions set forth in this Certificate of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration and in the case of the Preferred Stock, in one or more series, all as the Board in its discretion may determine and without any vote or other action by the stockholders, except as otherwise required by law. The Board, from time to time, also may authorize, by resolution, options, warrants and other rights convertible into Common or Preferred stock (collectively "securities"). The securities must be issued for such consideration, including cash, property, or services, as the Board may deem appropriate, subject to the requirement that the value of such consideration be no less than the par value of the shares issued. Any shares issued for which the consideration so fixed has been paid or delivered shall be fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon, provided that the actual value of such consideration is not less that the par value of the shares so issued. The Board may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock only to the then holders of the outstanding shares of the Common Stock.

(e) Cumulative Voting.   Except as otherwise required by applicable law, there shall be no cumulative voting on any matter brought to a vote of stockholders of the Corporation.

(f) One Class. Except as otherwise required by the DGCL, this Certificate of Incorporation, or any designation for a series of Preferred Stock (which may provide that an alternate vote is required), (i) all shares of capital stock of the Corporation shall vote together as one class on all matters submitted to a vote of the shareholders of the Corporation; and (ii) the affirmative vote of a majority of the voting power of all outstanding shares of voting stock entitled to vote in connection with the applicable matter shall be required for approval of such matter.

(g) Section 242(b)(2) Election. For the avoidance of doubt, the intent of Section 4(f) is, and the operation of Section 4(f) shall be, that, without limitation, (i) the number of

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authorized shares of Common Stock, may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required; and (ii) unless otherwise set forth in a certificate of designations for the applicable class or series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, with no vote of any holders of a particular class or series of stock, voting as a separate class or series, being required.

Section 5.   Adoption of Bylaws. In the furtherance and not in limitation of the powers conferred by statute and subject to Section 6, the Board is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

Section 6.   Shareholder Amendment of Bylaws. Notwithstanding Section 5, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class or series and voting together as a single voting clas.

Section 7.   Board of Directors. The business and affairs of the Corporation shall be managed by and under the direction of the Board. The first Board shall initially consist of one (1) person. The initial director of the Corporation shall be as follows, and his mailing addresses is as follows: George Robert Connolly, 704 J Street, Suite 211, San Diego, California 92101. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, the number of directors of the Corporation may be amended from time to time as set forth in the Bylaws. Subject to any rights granted to the holders of any class or series of Preferred Stock, the exact number of directors shall be fixed from time to time by the Board pursuant to resolution adopted by a majority of the full Board. Directors need not be stockholders.

Section 8.   Powers of Board.

(a) In furtherance and not in limitation of the powers conferred by the laws of the DGCL, the Board is expressly authorized and empowered:

   (i)   To make, alter, amend, and repeal the Bylaws;

   (ii)   Subject to the applicable provisions of the Bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to stockholder inspection, provided that no stockholder shall have any right to inspect any of the accounts, books or documents of the Corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board or of the stockholders of the Corporation;

   (iii) To authorize and issue, without stockholder consent, obligations of the Corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the Corporation, including

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after-acquired property;

(iv)   To determine whether any and, if so, what part of the earned surplus of the Corporation shall be paid in dividends to the stockholders, and to direct and determine other use and disposition of any such earned surplus;

(v)   To fix, from time to time, the amount of the profits of the Corporation to be reserved as working capital or for any other lawful purpose;

(vi)   To establish bonus, profit-sharing, stock option, or other types of incentive compensation plans for the employees, including officers and directors, of the Corporation, and to fix the amount of profits to be shared or distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(vii)   to designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which, to the extent permitted by law and authorized by the resolution or the Bylaws, shall have and may exercise the powers of the Board; and

(viii)   To provide for the reasonable compensation of its own members by Bylaw, and to fix the terms and conditions upon which such compensation will be paid.

(b) In addition to the powers and authority hereinbefore, or by statute, expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation, and of the Bylaws of the Corporation.

Section 9.   Interested Directors. No contract or transaction between this Corporation and any of its directors, or between this Corporation and any other corporation, firm, association, or other legal entity shall be invalidated by reason of the fact that the director of the Corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that: (1) the interest of each such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have, nonetheless, ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of DGCL Title 8, Section 144 are met.

Section 10.   Term of Board of Directors. Except as otherwise required by applicable law, each director shall serve for a term ending on the first anniversary of their date of election, provided that, notwithstanding the foregoing provisions of this Section 10 each director shall serve until their successor is elected and qualified or until his or her death, resignation or removal. All directors shall have equal standing. Notwithstanding the foregoing provisions of this Section 10, no decrease in the authorized number of directors shall shorten the term of any incumbent director; and additional directors, elected in connection with rights to elect such additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board establishing such class or series.

Section 11.   Vacancies on Board of Directors. Except as may otherwise be provided in

607752.v3

connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board resulting from death, resignation, removal, or other causes, shall be filled solely by the quorum of the Board. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

Section 12.   Removal of Directors. Except as may otherwise be provided in connection with rights to elect additional directors under specified circumstances, which may be granted to the holders of any class or series of Preferred Stock, any director may be removed from office only by the affirmative vote of the holders of not less than a majority of the voting power of the issued and outstanding stock entitled to vote. Failure of an incumbent director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Section 13.   Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless such action requiring or permitting stockholder approval is approved by a majority of the directors, in which case such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Certificate of Incorporation have been satisfied.

Section 14.   Special Stockholder Meetings. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by Board, within the limits fixed by law.

Section 15.   Location of Stockholder Meetings. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

Section 16.   Private Property of Stockholders. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Section 17.   Amendments. The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law and all rights conferred on stockholders herein granted subject to this reservation.

Section 18.   Term of Existence. The Corporation is to have perpetual existence.

Section 19.   Liability of Directors. No director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officers involving any act or omission of any such director or officer. The foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or

7

omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable sections of the DGCL, (iv) the payment of dividends in violation of the DGCL or, (v) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 19 by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

Section 20.   Indemnification.

(a) *Indemnification in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall, to the fullest extent permitted by the DGCL and applicable Delaware law as in effect at any time, indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

(b) *Indemnification in Actions, Suits or Proceedings by or in the Right of the Corporation.* Subject to Section 20(c) and Section 20(j), the Corporation shall indemnify, hold harmless and defend any person who: (i) was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, and (ii) was or is a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person was or is a director or officer of the Corporation or any direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, and whether the basis of such action, suit or proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement

8

of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Courts in the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court in the State of Delaware or such other court shall deem proper.

(c) *Authorization of Indemnification.* Any indemnification or defense under this Section 20 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,: (i) by directors constituting a majority of the Board and who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority of the Board who are not parties to such action, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 20(a) or Section 20(b) or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) *Good Faith Defined.* For purposes of any determination under Section 20(c), a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 20(d) shall mean any other corporation or any partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise of which such person was or is serving at the request of the Corporation as a director, officer, employee, partner, member or agent. The provisions of this Section 20(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 20(a) or Section 20(b), as the case may be.

(e) *Expenses Payable in Advance.* Expenses, including attorneys' fees, incurred by a current or former director or officer in defending any action, suit or proceeding

9

described in Section 20(a) or Section 20(b) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 20.

(f) *Non-exclusivity of Indemnification and Advancement of Expenses.* The indemnification, defense and advancement of expenses provided by or granted pursuant to this Section 20 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 20(a) or Section 20(b) shall be made to the fullest extent permitted by applicable law. The provisions of this Section 20 shall not be deemed to preclude the indemnification of, or advancement of expenses to, any person who is not specified in Section 20(a) or Section 20(b) but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise.

(g) *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the Corporation, or a direct or indirect wholly owned subsidiary of the Corporation, or was or is serving at the request of the Corporation, as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify, hold harmless or defend such person against such liability under the provisions of this Section 20.

(h) *Certain Definitions.* For purposes of this Section 20 references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who was or is a director, officer, employee or agent of such constituent corporation, or was or is serving at the request of such constituent corporation as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Section 20 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Section 20, references to "fines" shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 20.

(i) *Survival of Indemnification and Advancement of Expenses.* The indemnification,

defense and advancement of expenses provided by, or granted pursuant to, this Section 20 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(j) *Limitation on Indemnification.* Notwithstanding anything contained in this Section 20 to the contrary, except for proceedings to enforce rights to indemnification and defense under this Section 20 (which shall be governed by Section 20(k)(ii)), the Corporation shall not be obligated under this Section 20 to indemnify, hold harmless or defend any director, officer, employee or agent in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board. Notwithstanding anything contained in this to the contrary, the prevailing party shall not be entitled to recover from the other party reasonable attorneys' fees, costs and expenses incurred in connection with the prosecution or defense of such action to the extent that such fees, costs and expenses relate to "internal corporate claims" as defined in Section 109(b) of the DGCL.

(k) *Contract Rights.*

(i)   The obligations of the Corporation under this Section 20 to indemnify, hold harmless and defend a person who was or is a director or officer of the Corporation or was or is a director or officer of a direct or indirect wholly owned subsidiary of the Corporation, including the duty to advance expenses, shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Section 20 shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

(ii)   If a claim under Section 20(a), Section 20(b) or Section 20(e) is not paid in full by the Corporation within 90 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 45 days, the person making such claim may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by applicable law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such person shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by such person to enforce a right to indemnification hereunder (but not in a suit brought by such person to enforce a right to an advancement of expenses) it shall be a defense, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that such person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such suit that indemnification of such person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its Stockholders) that such person has not met such applicable

11

standard of conduct, shall create a presumption that such person has not met the applicable standard of conduct or, in the case of such a suit brought by such person, be a defense to such suit.

(l) *Indemnification Agreements.* Without limiting the generality of the foregoing, the Corporation shall have the express authority to enter into such agreements as the Board deems appropriate for the indemnification of present or future directors and officers of the Corporation in connection with their service to, or status with, the Corporation or any other corporation, entity or enterprise with whom such person is serving at the express written request of the Corporation.

Section 21.   Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) an action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any claim for which the federal courts have exclusive or concurrent jurisdiction.

Section 22.   Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Incorporation and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of December 16, 2023.

Sole Incorporator

By: _____
George Robert Connolly
Sole Incorporator

607752.v3

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:02 AM 08/13/2024
FILED 08:02 AM 08/13/2024
SR 20243395362 - File Number 2786727

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
Finlete Funding, Inc.

Finlete Funding, Inc. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is December 19, 2023 (the "Certificate").

SECOND: Section 4(a) of the Certificate is hereby amended and restated in its entirety to provide as follows:

(a) <u>Classes and Number of Shares</u>. The total number of shares of all classes of stock which the Corporation shall have authority to issue shall be one thousand (1,000) shares of common stock, par value of $0.00001 per share (the "Common Stock") and two million (2,000,000) shares of preferred stock, par value of $0.00001 per share (the "Preferred Stock").

THIRD: The remaining provisions of the Certificate not affected by the aforementioned amendments shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: This Certificate of Amendment has been duly approved and adopted by the Board of Directors of the Corporation on August 12, 2024, and by the stockholders of the Corporation on August 12, 2024, in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer as of August 12, 2024.

By: _Rob Connolly_

DocuSigned by:
DF3C76FA79F3426...

George Robert Connolly
Chief Executive Officer

1

#621467v4

Exhibit D

Certificate of Designations

Docusign Envelope ID: 73E4EF96-6EE5-8D68-82F7-882056A14D5F

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:26 PM 06/30/2026
FILED 06:26 PM 06/30/2026
SR 20263587052 - File Number 2786727

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS
OF
PITCHER BUNDLE 1 PREFERRED STOCK
OF
FINLETE FUNDING, INC.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Finlete Funding, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designations of Preferences and Rights of Pitcher Bundle 1 Preferred Stock and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation's Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation's authorized Preferred Stock designated as the Pitcher Bundle 1 Preferred Stock, as follows:

FIRST: The Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 1,000 shares of common stock, $0.00001 par value per share (the "Common Stock") and 2,000,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the Delaware General Corporation law.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated June 29, 2026, the Board of Directors designated 25,000 shares of the Preferred Stock as Pitcher Bundle 1 Preferred Stock, par value $0.00001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

PITCHER BUNDLE 1 PREFERRED STOCK

Section 1.   Powers and Rights of Pitcher Bundle 1 Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Pitcher Bundle 1 Preferred Stock, par value $0.00001 per share, of the Corporation (the "Pitcher Bundle 1 Stock"). The number of shares,

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powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Pitcher Bundle 1 Stock shall be as set forth in this Certificate of Designations of Preferences and Rights of Pitcher Bundle 1 Preferred Stock (this "Certificate of Designations"). For purposes hereon, a holder of a share or shares of Pitcher Bundle 1 Stock, with respect to their rights as related to the Pitcher Bundle 1 Stock, shall be referred to as a "Holder".

Section 2. <u>Number</u>. The number of authorized shares of Pitcher Bundle 1 Stock is 25,000.

Section 3. <u>Athlete Payments and Distributions.</u>

(a) <u>Athlete</u>. For purposes of this Certificate of Designations, the "Athletes" shall mean the athletes party to the Athlete Agreements identified by the Corporation as comprising Pitcher Bundle 1. Each such agreement between the Corporation and an Athlete shall be referred to as an "Athlete Agreement." The Pitcher Bundle 1 Preferred Stock has been created, and is being issued by the Corporation, in order to raise funds that will be paid to the Athletes pursuant to the applicable Athlete Agreements, which Athlete Agreements provide that the Corporation shall have the right to receive a specified portion of certain future professional baseball earnings of the applicable Athlete (collectively, the "Athlete Payments").

(b) <u>Participation</u>. Subject to any limitations of applicable law and the other provisions herein, the Athlete Payments actually received by the Corporation pursuant to the Athlete Agreements included in Pitcher Bundle 1 shall be allocated as follows:

(i) An amount equal to the applicable Bundle Allocation Percentage of the Athlete Payments received by the Corporation pursuant to each Athlete Agreement during the applicable Measurement Period, as set forth with respect to such Athlete Agreement on Schedule A hereto, multiplied by a fraction, the numerator of which is the number of shares of Pitcher Bundle 1 Preferred Stock issued and outstanding as of the last day of the Measurement Period and the denominator of which is 25,000, less any taxes payable by the Corporation with respect to the receipt of such Athlete Payments (such amount, the "Participation Amount"), shall be paid to the Holders with respect to their Pitcher Bundle 1 Preferred Stock on a pro rata basis based on the number of shares of Pitcher Bundle 1 Preferred Stock issued and outstanding and held by the Holders as of the record date for such distribution (each, a "Distribution"). "Bundle Allocation Percentage" means the percentage of Athlete Payments allocated to the Pitcher Bundle 1 Preferred Stock with respect to each Athlete Agreement as set forth on Schedule A.

(ii) The Distributions shall be apportioned between the issued and outstanding shares of Pitcher Bundle 1 Preferred Stock based on the number of days that each share of Pitcher Bundle 1 Preferred Stock has been issued and outstanding in the applicable Measurement Period, as compared to the total shares of Pitcher Bundle 1 Preferred Stock and the total number of days that all shares of Pitcher Bundle 1 Preferred Stock have been issued and outstanding in the applicable Measurement Period. By way of example, and

not limitation, in the event that the Measurement Period was 90 days, and assuming that there are two Holders, with the first ("Holder 1") holding 100 shares of Pitcher Bundle 1 Preferred Stock, which were issued and outstanding for 90 days in the Measurement Period, and with the second ("Holder 2") holding 200 shares of Pitcher Bundle 1 Preferred Stock, which were issued and outstanding for 10 days in the Measurement Period, there would be a total of 11,000 "days outstanding" in such Measurement Period (100 shares for 90 days = 9,000, plus 200 shares for 10 days = 2,000), and Holder 1 (subject to the provisions of Section 3(b)(iii)) would be entitled to receive 81.81% (9,000 divided by 11,000) of the total Distribution for such Measurement Period, and Holder 2 (subject to the provisions of Section 3(b)(iii)) would be entitled to receive 18.19% (2,000 divided by 11,000) of the total Distribution for such Measurement Period.

(iii)   For the avoidance of doubt, the Distributions shall be apportioned between the issued and outstanding shares of Pitcher Bundle 1 Stock as set forth in **Error! Reference source not found.** and Section 3(b)(i), but shall be paid to the Holder holding such shares of Pitcher Bundle 1 Stock as of the record date for the payment of such Distribution.

(iv)   The remaining amount of the Athlete Payments after payment of the Participation Amount shall be retained and utilized by the Corporation, or may be paid to the holders of the common stock, par value $0.00001 per share, of the Corporation (the "Common Stock") as a dividend or other distribution, or may be paid to holders of other classes of Preferred Stock of the Corporation as a dividend or other distribution, in each case as determined by the Board of Directors of the Corporation.

Section 4.   Participation. The Pitcher Bundle 1 Stock shall not participate in any dividends, distributions or other payments to be paid to the Common Stock or any other class or series of Preferred Stock, whether a dividend or other distribution or payment on liquidation or dissolution of the Corporation.

Section 5.   No Conversion. The Pitcher Bundle 1 Stock is not convertible into any other securities of the Corporation.

Section 6.   Vote. Other than as may be required by applicable law or as set forth in Section 7, the Pitcher Bundle 1 Stock shall not have any voting power, per share or otherwise, and shall not be entitled to vote on any matter submitted to the holders of the Common Stock, or any class thereof, or any other class or series of Preferred Stock, for a vote.

Section 7.   Amendment and Protective Provisions. The Corporation may not, and shall not, amend or repeal this Certificate of Designations in any manner that would be material and adverse to the Holders without the prior written consent of Holders holding a majority of the Pitcher Bundle 1 Stock then issued and outstanding, in which vote each share of Pitcher Bundle 1 Stock then issued and outstanding shall have one vote, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders, and any such act or transaction entered into without such vote or consent shall be null and void *ab*

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initio, and of no force or effect, and provided that any amendment of this Certificate of Designations to increase or decrease the number of authorized shares of Pitcher Bundle 1 Stock shall not be deemed to be material or adverse to the Holders, and the Holders shall have no right to vote on, and the Pitcher Bundle 1 Stock shall have no vote with respect to, any such amendment.

Section 8.   Redemption. Upon termination of all Athlete Agreements comprising Pitcher Bundle 1 for any reason, all issued and outstanding shares of Pitcher Bundle 1 Stock shall be deemed automatically redeemed in return for Distributions previously made, or if no such Distributions have been made, then in return for the payment of $1.00 to each share of Pitcher Bundle 1 Stock, and thereafter shall be automatically returned to the Corporation and shall constitute authorized and unissued shares of Pitcher Bundle 1 Stock. For the avoidance of doubt, upon the termination of any individual Athlete Agreement comprising Pitcher Bundle 1, the Bundle Allocation Percentage attributable to such Athlete Agreement shall cease, and thereafter the Participation Amount shall be calculated solely with respect to the Athlete Payments received under the remaining Athlete Agreements comprising Pitcher Bundle 1; provided that no such individual termination shall constitute a redemption event or otherwise require any payment to the Holders with respect to such terminated Athlete Agreement.

Section 9.   Miscellaneous.

(a) Legend. Any certificates representing the Pitcher Bundle 1 Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(b) Lost or Mutilated Pitcher Bundle 1 Stock Certificate. If the certificate for the Pitcher Bundle 1 Stock held by the Holder thereof shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the share of Pitcher Bundle 1 Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c) <u>Interpretation</u>. If a Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designations, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d) <u>Waiver</u>. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designations shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designations. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designations on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designations. Any waiver must be in writing.

Section 10. <u>Severability</u>. If any provision of this Certificate of Designations is invalid, illegal or unenforceable, the balance of this Certificate of Designations shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

WITNESS WHEREOF, Finlete Funding, Inc. has caused this Certificate of Designations to be signed by a duly authorized officer on this 29th day of June 2026.

By: *Rob Connolly*
Name: G. Robert Connolly
Title: Chief Executive Officer

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Schedule A

Pitcher Bundle 1 Athlete Agreements and Allocation Percentages

Athlete	Athlete Agreement	Bundle Allocation of Athlete Payments*	Holder Share of Athlete PBE*
Esteban Mejia	Esteban Mejia Athlete Agreement dated 02/17/2026	7.5%	0.225%
Carlos Lagrange	Carlos Lagrange Athlete Agreement dated 08/20/2025	22.5%	0.225%
Emiliano Teodo	Emiliano Teodo Athlete Agreement dated 03/21/2025	22.5%	0.225%
Winston Santos	Winston Santos Athlete Agreement dated 03/21/2025	22.5%	0.225%
Christian Zazueta	Christian Zazueta Athlete Agreement dated 04/14/2026	11.25%	0.225%
Luinder Avila	Luinder Avila Athlete Agreement dated 03/21/2025	22.5%	0.225%

* "Athlete Payments" and "PBE" (Professional Baseball Earnings) are defined in the applicable Athlete Agreements.

Exhibit E

Finlete Pitcher Bundle 1 Athlete Agreements

ATHLETE AGREEMENT

Baseball

Dated as of March 21, 2025

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Luinder Gabriel Avila** ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01 Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

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the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series

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for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

   (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

      (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

      (2) Athlete makes their Major League debut in any Post-Season series; or

      (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

      (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

   (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01 Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$100,000.00** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$1.00** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

   (i) Finlete shall, with one or more subsidiaries or affiliates, make commercially

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reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

(ii) Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii) Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv) Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

(v) Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

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with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%**, of Athlete's Professional Earnings, over the Term.

Section 2.03   Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

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property or otherwise property of such spouse.

Section 2.04 Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05 Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06 Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

Section 2.07 Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

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and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III.   LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01   Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

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Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

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a "Transfer'') any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03   Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01   Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

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Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI. CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

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such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII. INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

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Article VIII.   LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

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(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02 Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X.   TERM AND TERMINATION.

Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

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Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI. GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of

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this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signatures appear on following page.)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.



Athle   Luinder Gabriel Avila

Luinder Gabriel Avila

re   or notices:

abriel Avila

te Funding, Inc.

By:
Name: George Robert Connolly
Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions



Bank Name:

Bank Address:

Account Number:

Account Name:

ABA / Routing Number:

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EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

> In addition, please provide copies of all documents or other information specifically requested as part of the below statements.
>
> IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
SGA	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
SGA	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
SGA	3. I have reviewed the contract in my native language or a language in which I am fluent.
SGA	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
SGA	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.
SGA	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.

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SGA	7. I am not aware of any material breach by any party under any Contract.
SGA	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
SGA	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
SGA	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Luinder Gabriel Avila

Athlete Signature: _Sunder Gabriel_

Date: _04 / 19 / 2025_

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Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
SGA	1. By signing this Agreement, you will receive up to $100,000.00.
SGA	2. In exchange for up to $100,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement.
SGA	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $100,000.00, you will have to pay Finlete $5MM USD as you earn that money.
SGA	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
SGA	5. If you are not Selected you will not owe any payments to Finlete.
SGA	6. You will pay Finlete as set forth in the Agreement.
SGA	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
SGA	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Luinder Gabriel Avila   Signature: _Luinder Gabriel_

Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

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Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Luinder Gabriel Avila ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

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Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _____

NAME: _____   NAME: _____

TITLE: _____   TITLE: _____

ADDRESS: _____   ADDRESS: _____

_____   _____

Athlete: Luinder Gabriel Avila

Sunder Gabriel
Signature
Sunder Avila
Print

Mailing Address:

Email: ███████████████████

Phone Number: ████████████

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Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of **Luinder Gabriel Avila** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), dated as of **March 21, 2025** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature:_____

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ATHLETE AGREEMENT

Baseball

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Carlos Jefferson Lagrange** ("Athlete"), as of the date on which the last Party signs this Agreement (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01   Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and

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a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Athlete plays.

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(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i)   For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1)   The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2)   Athlete makes their Major League debut in any Post-Season series; or

        (3)   Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4)   Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii)   Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01   Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$155,000.00 USD** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$1.55 USD** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment"), beginning with **$10,000.00 USD** immediately following the Effective Date (the "Initial Finlete Payment").

    (i)   Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over the Funding Period to raise capital from third-party investors

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seeking to secure rights to a portion of the Athlete Payments.

(ii) Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii) Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv) Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment, except for the Initial Finlete Payment.

(v) Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

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with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%**, of Athlete's Professional Earnings, over the Term.

Section 2.03   Assisting Finlete in Receiving Athlete Payments. Athlete shall take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

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property or otherwise property of such spouse.

Section 2.04   Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05   Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06   Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

Section 2.07   Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

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and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III. LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01 Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

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Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

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a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03   Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01   Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

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Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI. CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

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such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04   Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII.   INDEMNIFICATION.

Section 7.01   Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02   Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

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Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX. DISPUTE RESOLUTION

Section 9.01 Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

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(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02 Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X.   TERM AND TERMINATION.

Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

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Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI. GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of

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this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signatures appear on following page.)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives. This Agreement shall be effective as of the date on which the last Party signs below (the "Effective Date").

Athlete: Carlos Jefferson Lagrange

Signature: _____
Name: Carlos Jefferson Lagrange

Date Signed: 8/18/25

Address for notices:

Carlos Jefferson Lagrange

[REDACTED]

Email: [REDACTED]

Finlete Funding, Inc.

By: _____
Name: George Robert Connolly
Title: Chief Executive Officer

Date Signed: 08 / 20 / 2025

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

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Annex 1

Athlete Wire Instructions



Bank Name:

Bank Address:

Account Number:

Account Name:

ABA / Routing Number:

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EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

> In addition, please provide copies of all documents or other information specifically requested as part of the below statements.
>
> IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
CJL	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an **attorney**, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
CJL	2. I have not made, nor will I hereafter **make**, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
CJL	3. I have reviewed the contract in my native **language** or a language in which I am fluent.
CJL	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in **connection** with my execution and delivery of the Agreement, and performance of my obligations thereunder.
CJL	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.
eJL	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.

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CJL	7. I am not aware of any material breach by any party under any Contract.
CJL	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
CJL	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
CJL	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Carlos Jefferson Lagrange

Athlete Signature: _____

Date: 9/18/25

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Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
CJL	1. By signing this Agreement, you will receive up to $155,000.00.
CJL	2. In exchange for up to $155,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement.
CJL	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $155,000.00, you will have to pay Finlete $5MM USD as you earn that money.
CJL	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
CJL	5. If you are not Selected you will not owe any payments to Finlete.
CJL	6. You will pay Finlete as set forth in the Agreement.
CJL	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
CJL	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Carlos Jefferson Lagrange   Signature: _____

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Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:



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Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Carlos Jefferson Lagrange ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____,
Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

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Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _____

NAME: _____   NAME: _____

TITLE: _____   TITLE: _____

ADDRESS: _____   ADDRESS: _____

_____   _____

Athlete: Carlos Jefferson Lagrange

_____
Signature

Carlo Jefferson Lagrange Santana
Print

Mailing Address:

_____

_____

Email: _____

Phone Number: _____

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Exhibit D

Spousal Consent

(only required if Athlete is married)

I, _____ being the spouse of **Carlos Jefferson Lagrange** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), signed by my spouse on _____ (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature: _____

Doc ID: c92895cc7b5fb3ce2a6f17c5eb90a1117101dc13

INDIVIDUAL ACKNOWLEDGMENT

State/Commonwealth of ▓▓▓▓ } ss.

County of ▓▓▓▓

On this the ___18th___ day of ___August___, ___2025___, before me,

▓▓▓▓▓▓, the undersigned Notary Public,
Name of Notary Public

personally appeared ___Carlos Jefferson Lagrange Santana___
Name(s) of Signer(s)

☐ personally known to me – OR –

☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same for the purposes therein stated.

WITNESS my hand and official seal.

▓▓▓▓▓▓

My Commission Expires
June 09, 2026

▓▓▓▓▓▓

Place Notary Seal/Stamp Above

Any Other Required Information
(Printed Name of Notary, Expiration Date, etc.)

─── OPTIONAL ───

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___Athlete Agreement___

Document Date: ___8/18/2025___   Number of Pages: ___24___

Signer(s) Other Than Named Above: ___No other Signer___

©2023 National Notary Association

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ATHLETE AGREEMENT

Baseball

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Esteban Mejia** ("Athlete"), as of the date on which the last Party signs this Agreement (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of an athlete's control, and that baseball athletes may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball athletes are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Athlete's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01 Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Athlete and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Athlete plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Athlete will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

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the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball athlete contract or agreement between Athlete and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Players Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Players Association, as amended, supplemented, or modified from time to time, which are made available to authorized persons by the MLBPA, including through its official publications and online portals (currently accessible at http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of an Athlete (i) paid to Athlete by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Athlete's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Athlete by reason of Athlete's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Athlete in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

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(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

  (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more of the following conditions are met:

    (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

    (2) Athlete makes their Major League debut in any Post-Season series; or

    (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

    (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

  (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01   Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$150,000.00 USD** (the "Finlete Payment") in consideration for up to a **3.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in

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PRIVILEGED AND CONFIDENTIAL

installments of **$0.50** USD each, over Funding Period (each such payment may be referred to herein as an "Installment Payment").

    (i)   Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

    (ii)   Finlete shall manage and direct use of the capital raised over Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

    (iii)   Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

    (iv)   Finlete does not guarantee or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

    (v)   Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c)   The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **3.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) *Obligation to Make Payments.* Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) *Payment Methods.*

    (i)   The Parties acknowledge and agree that in the event that Athlete does <u>not</u> have in place an agreement with any other entity (the "Prior Party") similar to this Agreement (a "Prior Agreement") then the provisions of Section 2.03 shall control with respect to the payment to Finlete of the applicable Athlete Payments.

    (ii)   The Parties acknowledge and agree that in the event that Athlete <u>does</u> have in place a Prior Agreement with a Prior Party then the provisions of Section 2.04 shall control with respect to the payment to Finlete of the applicable Athlete Payments.

(c) *Athlete Payments Proportional to Finlete Payment.* For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence

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tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of Funding Period, Athlete shall tender the full **3.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of Funding Period, then Athlete is only obligated to tender half of such amount, or **1.5%**, of Athlete's Professional Earnings, over the Term.

Section 2.03   Payment Methods if a Prior Agreement is Not In Place. In the event that a Prior Agreement is not in place, the following provisions shall apply:

(a) ***Direct Deposit of Professional Earnings into Participation Account.*** Finlete shall establish, or shall have established, a deposit account maintained by Finlete for the benefit of Athlete (the "Participation Account"). For purposes of this Agreement, the Participation Account includes all cash, funds, checks, and other amounts deposited therein from time to time. Athlete shall cause all earnings from any Team (including all Professional Earnings) to be deposited directly into the Participation Account by the party or parties that pay such earnings to Athlete. Athlete acknowledges and agrees that this arrangement may result in a delay in the time Athlete receives earnings, including earnings over which Finlete is not entitled to a share (for example, minor league earnings not paid under a guaranteed contract). Athlete hereby authorizes Finlete to obtain account information relating to the Participation Account directly from the applicable depository institution. For purposes herein, "Servicer" means any entity appointed from time to time by Finlete as its agent to act on its behalf with respect to the Participation Account.

(b) ***Athlete Responsibility to Provide Deposit Instructions.*** In order to facilitate the payment of the Athlete Payments to Finlete pursuant to this Agreement, Athlete shall provide irrevocable deposit instructions in the form provided in Exhibit C (each, a "Deposit Instruction") to each Team that pays, may pay, or will pay Professional Earnings to Athlete, instructing such Team to deposit into the Participation Account all earnings (including all Professional Earnings) payable to Athlete pursuant to any Contract or otherwise. Such Deposit Instruction shall be delivered to any such Team (i) prior to Athlete's receipt of any Finlete Payment if Athlete is affiliated with a Team at the time this Agreement is entered into or (ii) upon Athlete's entry into a Contract with a Team or a Team trading Athlete to another Team; provided, however, that if the Participation Account has not yet been established, Athlete shall deliver such Deposit Instructions within five (5) business days after receiving notice from Finlete that the Participation Account has been established. Athlete shall provide proof of such delivery to Finlete upon request. If Athlete fails to deliver or maintain any required Deposit Instruction at any time, Athlete hereby authorizes Finlete, in its sole discretion, to deliver a Deposit Instruction to each Team (i) that is a party to a then-effective Contract with Athlete or (ii) from which Athlete is otherwise entitled to receive earnings (including Professional Earnings).

(c) ***Execution of Participation Account Agreement.*** Concurrently with Athlete's execution of this Agreement, Athlete shall execute and deliver to Finlete the Participation Account Agreement attached hereto as Exhibit D. Athlete agrees that Finlete or any Servicer may withdraw from the Participation Account amounts necessary to satisfy any Athlete Payments

required under this Agreement. Finlete shall notify Athlete if and when it appoints a Servicer and shall provide prompt notice following any replacement of such Servicer.

(d) ***Penalty for Failure to Deposit Professional Earnings***. The direct deposit of earnings (including all Professional Earnings) into the Participation Account is critical to ensuring the timely payment of Athlete Payments to Finlete. The failure of Athlete or Athlete's representatives to cause such deposits to occur at any time while this Agreement remains in effect shall require Athlete to make an immediate payment to Finlete of $10,000. Such payment shall be in addition to all other amounts owed under this Agreement.

(e) ***Assignment of Athlete's Right to Receive Athlete Payments***. To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law in effect from time to time, Athlete hereby assigns (as and when earned), or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete all right, title, and interest in and to the Athlete Payments.

(f) ***Earnings Under Guaranteed Contracts***. If Athlete is playing under a guaranteed Contract, all earnings shall qualify as Professional Earnings even if Athlete is playing for a minor league team or not playing at all at the time such payments are made.

(g) ***Receipt of Professional Earnings as Agent for Finlete***. To the extent that the Professional Earnings are not delivered directly to the Participation Account from any such payor of Professional Earnings, or any assignment of Professional Earnings is deemed invalid or unenforceable, then Athlete shall receive such portion of the Professional Earnings as agent for Finlete and shall deliver such portion of the Athlete Payments to Finlete or Servicer as and when such Professional Earnings are received by Athlete (or as promptly as practicable after); provided, however, that in no case shall any Athlete Payments be delivered to Finlete or Servicer later than fifteen (15) business days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). Athlete shall be solely responsible for ensuring that the Athlete Payments are timely paid to Finlete or Servicer in each instance he receives Professional Earnings, and no failure of automatic withdrawal or debit shall obviate or mitigate Athlete's payment obligations.

(h) ***Other Payment Methods***. Subject to prior written approval by Finlete, to the extent Athlete Payments are not made directly into the Participation Account as required by this Section 2.03, each installment of Athlete Payments shall be made to Finlete through the payment portal designated by Finlete from time to time, or by wire transfer if such payment portal is unavailable. All such amounts shall be delivered to Finlete no later than fifteen (15) business days following Athlete's receipt of the applicable Professional Earnings.

Section 2.04 Payment Methods if a Prior Agreement is In Place. In the event that a Prior Agreement is in place, the following provisions shall apply:

(a) ***Instruction to Prior Party***. Athlete shall complete, and shall provide to Finlete and to the Prior Party, a copy of the Prior Party Instructions in the form as attached hereto as Exhibit F (the "Prior Party Instructions"), which shall direct the Prior Party to make payments to Finlete of such portions of any amounts otherwise required to be paid to Athlete pursuant to the Prior Agreement as required to satisfy Athlete's payment to Finlete of the Athlete

PRIVILEGED AND CONFIDENTIAL

Payments hereunder.

(b) *Effect of Failure.* In the event that, for any reason, Finlete does not receive such amounts as referenced in Section 2.04(a) from the Prior Party or the financial institution processing such payments within 7 days of the date such Athlete Payments are due and payable to Finlete hereunder, Athlete shall directly pay to Finlete such Athlete Payments within an additional 3 business days.

(c) *Acknowledgement.* The Parties acknowledge and agree that the provisions of this Section 2.04 are included in this Agreement as an accommodation to Athlete in the circumstances that they are applicable, and that nothing in this Section 2.04 shall modify, alter or obviate any obligations of Athlete to pay the Athlete Payments to Finlete, which shall at all times remain a primary obligation of Athlete.

Section 2.05   Additional Payment Terms.

(a) *Late Payments; Interest; Acceleration.* Athlete acknowledges that time is of the essence in connection with the performance of Athlete's payment obligations. In the event that any payment due hereunder is not deposited into the Participation Account or otherwise paid to Finlete in full by the applicable due date, then, without limiting any other rights or remedies of Finlete: (i) Athlete shall pay to Finlete interest on the outstanding amount at the rate of the lesser of (a) one percent (1%) per month or (b) the maximum rate permitted by New York law, measured from the date such deposit into the Participation Account was due until paid in full; (ii) subject to applicable law, all accrued but unpaid Athlete Payments and any Athlete Payments due and payable based on Professional Earnings earned as of such date shall become immediately due and payable; and (iii) Athlete shall reimburse Finlete for all costs and expenses (including attorneys' fees and costs) incurred by Finlete in collecting or attempting to collect such payment.

(b) *Errors and Cure Payments.* Finlete may rely on information provided by third parties to determine Athlete's Professional Earnings and corresponding Athlete Payments. If either Party believes that the calculation of Professional Earnings or Athlete Payments is in error, or that any amount deposited or withdrawn is incorrect, they shall promptly notify the other Party, and both Parties shall cooperate in good faith to correct any overpayment or underpayment. Any such cure payment shall be effected through the Participation Account and shall be deemed made upon deposit therein.

(c) *Cumulative Remedies.* Finlete's rights and remedies under this **Error! Reference source not found.** are in addition to, and not in limitation of, any other rights or remedies available at law or in equity.

Section 2.06   Effect of Marriage on Athlete Payments. Athlete shall, if applicable, use reasonable efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit E. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the

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entirety of the Professional Earnings as applicable (including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse).

Section 2.07   Taxes. Athlete shall be solely responsible for the payment of all federal, state, and local income, employment, self-employment, social security, and other taxes arising out of or relating to Athlete's Professional Earnings and Athlete Payments. Finlete shall have no obligation to withhold or remit any such taxes on behalf of Athlete unless required by applicable law. To the extent any payor, league, team, or other third party is required by law to withhold taxes from Athlete's Professional Earnings before deposit into the Participation Account, such withholding shall not relieve Athlete of the obligation to make Athlete Payments based on gross Professional Earnings as defined in this Agreement. If Finlete, the Participation Account administrator, or any other intermediary is required by applicable law to deduct or withhold any taxes from amounts otherwise distributable to Athlete, such deductions or withholdings shall be made in compliance with such law, and Finlete shall promptly provide Athlete with reasonable documentation of the amounts withheld. Athlete shall indemnify and hold harmless Finlete and their respective affiliates, officers, and representatives from and against any liability, loss, or expense (including reasonable attorneys' fees) arising from Athlete's failure to pay taxes owed in connection with any amounts received or payable hereunder. For avoidance of doubt, Athlete Payments are calculated on the gross amount of Professional Earnings prior to any tax withholdings or deductions.

Section 2.08   Records; Audit Rights. Athlete shall maintain until at least one (1) year after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for one (1) year thereafter, Finlete or its representatives may, no more than once every one (1) year and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.05 and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III.   LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01   Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Duration:	30 minutes each.

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Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02   Grant of Licenses to Finlete. In consideration of the right to Finlete Payment and the other terms and conditions herein, Athlete hereby grants to Finlete:

(a) Throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Finlete Creative Limited License". Upon the end of the Term through termination or expiration of this Agreement for any reason, Finlete Creative Limited License shall automatically terminate.

(b) An irrevocable, perpetual, worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, exclusive right and license to Finlete is granted, to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold any Finlete Owned Content and Products (as defined below) created during

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the Term, in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences that involved the Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Finlete Perpetual Content and Product License".

(i) All content, in any form now known or later invented, including without limitation, physical form, digital, video, audio, static image, or print, developed, used or created by Finlete under Finlete Creative Limited License, whether or not incorporating any NIL of the Athlete, shall be the property of Finlete, and may be referred to herein as "Finlete Owned Content and Products".

(ii) For avoidance of doubt, to the fullest extent permitted by law, Finlete shall exclusively own, all right, title and interest in and to Finlete Owned Content and Products, notwithstanding any NIL of the Athlete as part of Finlete Owned Content and Products.

Section 3.03   Wind-down of Permitted Use. Together, Finlete Creative Limited License and Finlete Perpetual Content and Product License constitute Finlete's sole licensing rights under this Agreement, and may collectively be referred to in this Agreement as the "Permitted Use." Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates, shall use commercially reasonable efforts to liquidate, within twelve (12) months, any stock of product inventory that exists as of the date of expiration or termination of this Agreement and which is part of Finlete Owned Content and Products. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04   Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (electronic communication such as email, text message, and Instagram direct message shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

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(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05   Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06   Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Pay Stubs. Following the commencement of each Season, Athlete shall provide to Finlete a copy of Athlete's first pay stub from the Team for such Season within five (5) business days of Athlete's receipt of the first paycheck of the Season. Following the end of each Season, Athlete shall provide Finlete a copy of Athlete's final pay stub from the Team for such Season within five (5) business days of Athlete's receipt of the last paycheck of the Season.

Section 4.03   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing (email shall suffice) if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.04   Contracts. Athlete shall promptly notify Finlete in writing (email shall suffice) and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or

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payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.05   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01   Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02   Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03   Morals and Public Image.

(a) Athlete acknowledges and agrees that, as a contract with Finlete, Athlete's personal conduct and reputation directly affect the goodwill, public image, and reputation of Finlete and its affiliates. Accordingly, during the term of this Agreement, Athlete shall not commit or engage in any act or conduct that:

   (i)   violates any applicable law (other than minor traffic violations not involving alcohol or drugs);

   (ii)   constitutes fraud, dishonesty, embezzlement, misappropriation, or other similar misconduct;

(iii)   involves moral turpitude, substance abuse, sexual misconduct, harassment, discrimination, or violence;

(iv)   subjects, or if publicly disclosed could reasonably be expected to subject, Finlete or its affiliates to public disrepute, scandal, contempt, or ridicule, or would materially injure the reputation or business of Finlete or its affiliates; or

(v)   materially impairs Athlete's ability to fully perform the services required under this Agreement or would reasonably be expected to adversely affect Athlete's earnings or prospects.

(b) *Finlete Remedies.* In the event of any breach of this Section 5.03 by Athlete which results in Athlete receiving a ban or suspension of Athlete's right or ability to play baseball in a professional capacity for a period of 90 days or more, Finlete may, in addition to all other remedies available at law or in equity: (i) immediately suspend or terminate this Agreement for cause without further obligation of payment (other than amounts accrued prior to the date of termination and not subject to setoff or dispute), (ii) recover any advances or unearned compensation paid hereunder, and/or (iii) pursue any other rights or remedies available under this Agreement or applicable law.

(c) *Acknowledgment.* Athlete acknowledges that the provisions of this Section 5.03 are reasonable and necessary to protect the legitimate business interests, reputation, and goodwill of Finlete.

Section 5.04 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF ATHLETE.

Article VI. CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing (email shall suffice), shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or

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markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing (email shall suffice) by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing (email shall suffice) immediately upon becoming aware of any such breach or threatened breach.

Article VII. INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable

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detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT. ATHLETE RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN SECTION 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01 Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

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(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in New York City, New York. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02 Governing Law. This Agreement is to be construed in accordance with and governed

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by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the State of New York courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X.   TERM AND TERMINATION.

Section 10.01 Term. The term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and **Error! Reference source not found.**, Section 2.03, **Error! Reference source not found.**, Section 2.08, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing (email shall suffice), shall reference this Agreement, and shall be

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deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of this Agreement, shall be in writing (email shall suffice) and shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement, the Participation Account Agreement, and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous

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representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Further Assurances. From and after the Effective Date, each Party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such Party's obligations hereunder, as necessary to effectuate the transactions contemplated herein.

Section 11.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via email (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purpose.

(Signatures appear on following page)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives. This Agreement shall be effective as of the date on which the last Party signs below (the "Effective Date").

Athlete: Esteban Mejia

Signature: _E Mejia_

Name: Esteban Mejia

Date Signed: _02/16/2026_

Address for notices:

Esteban Mejia

█████████████████

Email: ███████████████

Finlete Funding, Inc.



By: _____

Name: George Robert Connolly

Title: CEO

Date Signed: 2/17/2026 _____

Address for notices:

Finlete Funding, Inc.
Attn: Max Eisenberg
37000 Grand River Ave, Ste 340
Farmington Hills, MI 48335
Email: max@finlete.com

State of: Florida
County of: Sarasota
The foregoing instrument was acknowledged
before me 16 day of February 2026
Lissett Pacheco
Your Name Here, Notary Public
My Commission Expires Oct 23 2026
ID USED: Republican Dominican
Passport

LISSETT PACHECO
Notary Public - State of Florida
Commission # HH 324617
My Comm. Expires Oct 23, 2026
Bonded through National Notary Assn.

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Annex 1

Athlete Wire Instructions



Bank Name:

Bank Address:

Account Number:

Account Name:

ABA / Routing Number:

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EXHIBIT A

ATHLETE QUESTIONNAIRE

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

> In addition, please provide copies of all documents or other information specifically requested as part of the below statements.
>
> IT IS IMPORTANT FOR ATHLETE TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE FUNDING, INC.

Initials	Statement
EM	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
EM	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
EM	3. I have reviewed the contract in my native language or a language in which I am fluent.
EM	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
EM	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.

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EM	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.
EM	7. I am not aware of any material breach by any party under any Contract.
EM	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
EM	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in the Agreement.
EM	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to the Fund in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to make such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: **Esteban Mejia**

Athlete Signature: _E Mejia_

Date: _02/16/2024_

PRIVILEGED AND CONFIDENTIAL

EXHIBIT B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
EM	1. By signing this Agreement, you will receive up to $150,000.00.
E.M	2. In exchange for up to $150,000.00 you have agreed to give Finlete up to 3.0% of your future Professional Earnings as described in the agreement.
E M	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $150,000.00, you will have to pay Finlete $15MM USD as you earn that money.
E M	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
E M	5. If you are not Selected you will not owe any payments to Finlete.
E M	6. You will pay Finlete as set forth in the Agreement.
E M	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
E M	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Esteban Mejia   Signature: _E Mejia_

SCHEDULE 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

N/A.

PRIVILEGED AND CONFIDENTIAL

EXHIBIT C

FORM OF DEPOSIT INSTRUCTION

Date: 02/16/2026 .

To: _____ [Team]

Re: Deposit Instruction

This Deposit Instruction is delivered to you by the undersigned pursuant to the Athlete Agreement (the "Agreement") between Finlete Funding, Inc. a Delaware corporation ("Finlete") and me.

You are hereby directed to deposit all wages and other compensation payable by you to me pursuant to any employment or similar agreement between you and me ("Compensation") into the bank account designated below, which is controlled by Finlete for my benefit (the "Participation Account"):

Bank Name:

Address:



ABA Routing Number:

Account Number:

Account Name:

This Deposit Instruction supersedes and replaces any existing payment instructions from me with respect to Compensation. This Deposit Instruction is irrevocable and may not be amended or terminated without the prior written consent of Finlete or its successors or assignees; provided, however, that this Deposit Instruction may be revoked or terminated following delivery by me of a confirmation from Finlete of the termination of the Agreement.

Sincerely,
Esteban Mejia

_E mejia_____
Signature

Docusign Envelope ID: C62B11DD-4A10-413C-BF38-35FE2FE6C8FF

EXHIBIT D

PARTICIPATION ACCOUNT AGREEMENT

This Participation Account Agreement is dated as of the date set forth on the signature page by and between **Esteban Mejia** ("Athlete") and **Finlete Funding, Inc.**, a Delaware corporation ("Finlete"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Athlete Agreement (as defined below);

WHEREAS, Finlete and Athlete have entered into that certain Athlete Agreement dated on or about the date hereof (as the same may hereafter be amended, restated, supplemented, or otherwise modified from time to time, the "Athlete Agreement");

WHEREAS, pursuant to the Athlete Agreement, Athlete has agreed that certain earnings and related payments, including all Professional Earnings, shall be paid to Finlete in accordance with the terms thereof;

WHEREAS, Finlete has established, or will establish, a deposit account maintained by Finlete for the benefit of Athlete (the "Participation Account"), which shall include all cash, funds, checks, and other amounts deposited therein from time to time;

WHEREAS, Athlete has agreed to direct his employer(s) and other applicable payors to deposit such earnings and related payments directly into the Participation Account; and

WHEREAS, the parties desire to enter into this Agreement in order to set forth their respective rights and duties regarding the Participation Account and all amounts which may be on deposit therein from time to time;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Athlete and Finlete agree as follows:

1. Athlete acknowledges and agrees that (x) the Participation Account is owned, established, and maintained by Finlete for the benefit of Athlete, (y) Athlete has no ownership interest in or control over the Participation Account itself, and (z) Athlete has agreed pursuant to the Athlete Agreement to direct his employer(s) and other applicable payors to deposit earnings and related payments directly into the Participation Account. Finlete may from time to time appoint a Servicer as agent for Finlete hereunder and will notify Athlete promptly following any such appointment (or subsequent replacement appointment). In the event a Servicer is appointed, references to Finlete in the body of this Agreement shall include such Servicer. Athlete hereby authorizes Finlete to obtain account information relating to the Participation Account directly from the applicable depository institution.

2. The parties hereto agree that from and after the date hereof, Finlete shall have exclusive authority to direct all withdrawals, payments, transfers, or other dispositions of funds from the Participation Account. During the term of this Agreement, Athlete shall have no right or ability, directly or indirectly, to control, access, withdraw, transfer, pledge, encumber, or otherwise exercise control over the Participation Account or any funds deposited therein.

Docusign Envelope ID: C62B11DD-4A10-413C-BF38-35FE2FE6C8FF

3. This Agreement supplements, rather than replaces, the deposit account agreement and other standard documentation in effect from time to time between Finlete and the applicable depository institution with respect to the Participation Account (the "Participation Account Documentation"), which Participation Account Documentation will continue to apply to the Participation Account and the services provided in connection therewith. Athlete acknowledges and agrees that (i) Athlete is not a party to the Participation Account Documentation, (ii) no depository institution is a party to this Agreement or has any obligations hereunder, and (iii) Finlete's rights under this Agreement are independent of, and not limited by, the Participation Account Documentation.

4. Athlete shall promptly execute and deliver, and shall cause his employer(s), teams, leagues, unions, and other applicable payors to comply with, all payment directions, authorizations, acknowledgments, and other documentation reasonably requested by Finlete to ensure that earnings and related payments required under the Athlete Agreement are deposited directly into the Participation Account. Athlete shall not revoke, amend, or provide any inconsistent payment direction without Finlete's prior written consent.

5. Notwithstanding anything to the contrary in this Agreement: (i) Finlete shall have only the duties and responsibilities expressly set forth in this Agreement and the Athlete Agreement and shall not be deemed to be a fiduciary for Athlete; (ii) Finlete may act in good faith reliance on information, notices, or instructions provided by third parties; and (iii) to the maximum extent permitted by law, Finlete shall not be liable for any incidental, indirect, special, consequential, or punitive damages arising out of or relating to this Agreement or the Participation Account.

6. Athlete understands and acknowledges that Finlete may rely on information provided by third parties, including Major League Baseball and Athlete's team, to calculate the amounts collected from the Participation Account. If Athlete believes the amount Finlete collected from the Participation Account was not the correct amount due to errors by such third parties, Athlete will bring that to Finlete's attention promptly and Finlete and Athlete will work together in good faith to determine the correct amount that should have been collected from the Participation Account. If after that discussion it is determined that Finlete collected more than it should have, Finlete will refund any overpayment amount back into the Participation Account. Other than such a refund into the Participation Account, Athlete shall hold Finlete harmless for any collection of excess amounts that is the result of inaccurate reporting of information to Finlete by a third party.

7. This Agreement may be terminated by Finlete at any time in accordance with the Athlete Agreement. Any amendment or waiver of this Agreement shall be effected solely by an instrument in writing (email shall suffice) executed by both parties hereto. The provisions of Sections 2, 4, 6, and 8 shall survive any termination to the extent necessary to enforce the Athlete Agreement.

8. This Agreement: (i) may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument; (ii) shall become effective when counterparts hereof have been signed and delivered by the parties hereto; and (iii) shall be governed by and construed in accordance with the laws of the State of New York. Each party hereby waives any right to a trial by jury in any action or proceeding arising out of or relating to the Participation Account or this Agreement. All notices under this Agreement shall be in writing and delivered to the parties hereto at their respective addresses (by certified mail, return receipt requested, nationally recognized overnight courier, or personal delivery) or email addresses set forth on the signature pages hereto. Notices shall be effective upon receipt.

Docusign Envelope ID: C62B11DD-4A10-413C-BF38-35FE2FE6C8FF

9. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Athlete shall not assign or transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of Finlete. Finlete may assign this Agreement and its rights and obligations hereunder, in whole or in part, upon written notice to Athlete.

(Signatures appear on following page)

PRIVILEGED AND CONFIDENTIAL

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives. This Agreement shall be effective as of the date on which the last Party signs below (the "Effective Date").

Athlete: Esteban Mejia

Signature: *E mejia*
Name: Esteban Mejia
Date: 02/16/2026

Address for notices:

Esteban Mejia

Email:

Finlete Funding, Inc. (Finlete)

DocuSigned by:
Rob Connolly
DF3C76FA79F3426...

By:
Name: George Robert Connolly
Title: CEO 2/17/2026
Date:

Address for notices:

Finlete Funding, Inc.
Attn: Max Eisenberg
37000 Grand River Ave, Ste 340
Farmington Hills, MI 48335
Email: max@finlete.com

State of: Florida
County of: Sarasota
The foregoing instrument was acknowledged before me 16 day of February, 2026
Lissett Pacheco
Your Name Here, Notary Public
My Commission Expires Oct 23 2026
ID used: Dominican Republic Passport

LISSETT PACHECO
Notary Public - State of Florida
Commission # HH 324617
My Comm. Expires Oct 23, 2026
Bonded through National Notary Assn.

PRIVILEGED AND CONFIDENTIAL

EXHIBIT E

SPOUSAL CONSENT
(only required if Athlete is married)

I, _____ being the spouse of **Esteban Mejia** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), signed by my spouse on _____ (as amended, restated, supplemented, or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouse's earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____

Signature: _____

Date: _____

PRIVILEGED AND CONFIDENTIAL

EXHIBIT F

FORM OF PRIOR PARTY INSTRUCTIONS

Date: _02/10/2026_

To: _____ [Prior Party]

Re: Payment Instruction

This is a notice to you that the undersigned has entered into an Athlete Agreement (the "Agreement") with **Finlete Funding, Inc.** a Delaware corporation ("Finlete"). The Agreement provides that certain portions of the payments that are to be disbursed to me pursuant to the agreement between myself and you, dated as of _02/16/2026_ (the "Current Agreement") are now required to be paid to Finlete.

You are hereby directed to make the following payments to Finlete when you would otherwise disburse such payments to me:

Payment amount: _3_ % of the total amount paid into the account designated for processing payments pursuant to the Current Agreement, with any remainder to thereafter to be disbursed to me.

Payments to be made to:

Bank Name:

Address:

ABA Routing Number:

Account Number:

Account Name: Finlete Funding, Inc. FBO Esteban Mejia

This Instruction supersedes and replaces any existing payment instructions from me with respect to disbursement instructions pursuant to the Current Agreement. This Instruction is irrevocable and may not be amended or terminated without the prior written consent of Finlete or its successors or assignees; provided, however, that this Instruction may be revoked or terminated following delivery by me of a confirmation from Finlete of the termination of the Agreement.

Sincerely,
Esteban Mejia

_E Mejia_____
                    Signature

ATHLETE AGREEMENT

Baseball

Dated as of March 21, 2025

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Winston Santos** ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I. DEFINITIONS

Section 1.01 Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series

for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

(i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

(1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

(2) Athlete makes their Major League debut in any Post-Season series; or

(3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

(4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

(ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01   Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$95,000.00** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$0.95** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

(i) Finlete shall, with one or more subsidiaries or affiliates, make commercially

reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

(ii)   Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii)   Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv)   Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

(v)   Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02   Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) **Athlete Payments Proportional to Finlete Payment.** For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%**, of Athlete's Professional Earnings, over the Term.

Section 2.03 Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

property or otherwise property of such spouse.

Section 2.04   Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05   Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06   Additional Payment Terms.

    (a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

    (b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

    (c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

Section 2.07   Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III. LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01 Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02 Grant of Non-exclusive License to Finlete. In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03 Wind-down of Permitted Use. Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04 Autographs; Team Events.

(a) Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b) During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05 Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06 Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03   Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI. CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII.   INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02 Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.


Article X.   TERM AND TERMINATION.


Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of

this Agreement, shall be in writing and shall not be construed as a waive1- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

*(**Signatures appear on following page.**)*

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Athlete: Winston Santos

Signature: _Winston Santos_
Name: Winston Santos

Address for notices:

Winston Santos

_____

_____

_____

Email: _████████████████████_

Finlete Funding, Inc.

By:
Name: George Robert Connolly
Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
WS	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
WS	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
WS	3. I have reviewed the contract in my native language or a language in which I am fluent.
WS	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
WS	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.
WS	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.

WS	7. I am not aware of any material breach by any party under any Contract.
WS	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
WS	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
WS	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Winston Santos

Athlete Signature: _Winston Santos_

Date: _03/21/2025_

Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
W/S	1. By signing this Agreement, you will receive up to $95,000.00.
W/S	2. In exchange for up to $95,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement.
W/S	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $95,000.00, you will have to pay Finlete $5MM USD as you earn that money.
W/S	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
W/S	5. If you are not Selected you will not owe any payments to Finlete.
W/S	6. You will pay Finlete as set forth in the Agreement.
W/S	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
W/S	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Winston Santos

Signature: _Winston Santos_

Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Winston Santos ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:   For [PROFESSIONAL EARNINGS SOURCE]:

By: _____   By: _Winston Santos_____

NAME: _____   NAME: _____

TITLE: _____   TITLE: _____

ADDRESS: _____   ADDRESS: _____

_____   _____

Athlete: Winston Santos

_Winston Santos_____
Signature
_Winston Santos_____
Print

Mailing Address:

_____

_____

_____

_____

Email: _____

Phone Number: _____

Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of **Winston Santos** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), dated as of **March 21, 2025** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature:_____

ATHLETE AGREEMENT

Baseball

Dated as of March 21, 2025

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Emiliano Teodo** ("Athlete"), as of the date first set forth above (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of a player's control, and that baseball players may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball players are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Player's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01   Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Player and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Player plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Player will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

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the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball player contract or agreement between Player and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Athletes Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Athletes Association, which in 20023 may be viewed in part, with proper access credentials, at the following URL: http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of a Player (i) paid to Player by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Player's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Player by reason of Player's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Player in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Player's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series

for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

    (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more the of following conditions are met:

        (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

        (2) Athlete makes their Major League debut in any Post-Season series; or

        (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

        (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

    (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II. PAYMENTS.

Section 2.01 Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$125,000.00** (the "Finlete Payment") in consideration for up to a **1.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in installments of **$1.25** each, over the Funding Period (each such payment may be referred to herein as an "Installment Payment").

    (i) Finlete shall, with one or more subsidiaries or affiliates, make commercially

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reasonable efforts over the Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

(ii) Finlete shall manage and direct use of the capital raised over the Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii) Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after the Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv) Finlete does not guaranty or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

(v) Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c) The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02 Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **1.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a) **Obligation to Make Payments.** Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b) **Timing of Athlete Payments.** Except as provided in Section 2.03(c), which applies to guaranteed contracts with a Team, Athlete shall make Athlete Payments to Finlete in two (2) installments during each Season, regardless of the league in which Athlete plays, generally as follows: (i) (50%) of Athlete Payments due from the beginning of the Season through the U.S. Major League Baseball All-Star Game during such Season, which shall be paid within five (5) business days after the U.S. Major League Baseball All-Star Game during such Season; (ii) if the Team does not qualify for the playoffs, the balance of Athlete Payments for the Season, which payment shall be paid within five (5) business days after the conclusion of the regular season; and (iii) if the Team qualifies for the playoffs, the balance of the Athlete Payments due from the date of the U.S. Major League Baseball All-Star Game through the earlier of (x) the conclusion of the Team's season if it is eliminated from contention for the World Series, and (y) the conclusion of the World Series, which shall be paid by February 1 of the following year. In the event no U.S. Major League Baseball All-Star Game is played in a given Season for any reason, the payment due under clause (i) above shall be due by July 10 of such year. In the event no U.S. Major League Baseball World Series is played in a given year for any reason, the Athlete Payment due under clause (iii) above shall be due by November 10 of such year. In the event useful and convenient due to differences in timing of payments of non-MLB Major League salary payments, Athlete will reasonably cooperate

with Finlete in annually splitting Athlete Payments into two installments spanning roughly equal length or duration.

(c) Athlete Payments Proportional to Finlete Payment. For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of the Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of the Funding Period, Athlete shall tender the full **1.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of the Funding Period, then Athlete is only obligated to tender half of such amount, or **0.5%**, of Athlete's Professional Earnings, over the Term.

Section 2.03   Assisting Finlete in Receiving Athlete Payments. Athlete shall to take all reasonable steps to ensure prompt tender of Athlete Payments to Finlete owed under this Agreement, including but not limited to the following:

(a) *Automatic Withdrawal of Athlete Payments.* If Athlete enters into a guaranteed Contract, Athlete shall cooperate with Finlete to arrange for the automatic withdrawal and payment to Finlete of the Athlete Payments from all payments to the Athlete under the guaranteed Contract. Athlete shall tender the Athlete Payments to Finlete consistently with the terms of Section 2.02(a); provided, however, that in no case shall any Athlete Payments be delivered later than fifteen (15) days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). To the extent that Finlete and Athlete are not able to come to a mutually agreeable method for automatic payment to Finlete of the Athlete Payments, Athlete authorizes Finlete to deliver a Payment Instruction Letter to each payor of Professional Earnings, directing the payor to reassign to Finlete and tender directly to Finlete the Athlete Payments. Athlete shall be solely responsible for ensuring that Athlete Payments are timely tendered to Finlete and no failure of automatic withdrawal or debit shall excuse, alter, amend, modify or diminish Athlete's payment obligations hereunder.

(b) *Assignment of Athletes Right to Receive Athlete Payments.* To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law, Athlete hereby assigns, as and when earned, or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete, all right, title and interest in and to the Athlete Payments.

(c) *Earnings Under Guaranteed Contracts.* If Athlete is playing under a Contract, all earnings qualify as Professional Earnings even if Athlete is playing for a minor league team, or not playing at all, at the time the payments are made.

(d) *Effect of Marriage on Athlete Payments.* Athlete shall, if applicable, use their best efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit D. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable, including any such portion thereof that is deemed to be such spouse's share of community

property or otherwise property of such spouse.

Section 2.04 Taxes. Athlete shall be solely responsible the payment of any tax and governmental fee(s) assessed on the Finlete Payment. Finlete shall not indemnify or "gross up" Athlete for the amount of any tax, withholding or government fee. Athlete shall promptly indemnify, defend and hold Finlete harmless from and against any tax, withholding, penalty or interest, or other fee which the Athlete is obligated to make arising from or related to Athlete's receipt of the Finlete Payment, to the extent it is claimed against, imposed upon or suffered by Finlete or which Finlete may incur as a result of Finlete's failure to deduct and withhold from the Finlete Payment.

Section 2.05 Payment Method. Except as otherwise approved by Finlete in writing or to the extent that Athlete Payments are made directly to Finlete pursuant to a Payment Instruction Letter, each installment payment of the Athlete Payments shall be made via bank wire transfer pursuant to wire transfer instructions provided by Finlete to Athlete in writing, as may be updated by Finlete from time to time.

Section 2.06 Additional Payment Terms.

(a) In the event Athlete is prohibited from making payment of any installment of the Athlete Payments at the time when it is due and payable to Finlete hereunder by reason of any applicable law, Athlete shall promptly notify Finlete and, at Finlete's request, Athlete shall deposit any such blocked funds to the credit of Finlete in a bank or banks or other depository institution as permitted by law and designated in writing by Finlete, or tender payment to such persons or entities as Finlete may designate in writing from time to time.

(b) Athlete acknowledges and agrees that time is of the essence in connection with performance of Athlete's payment obligations hereunder. In the event that any payment due to Finlete hereunder is not paid in full by the applicable date due, then, without limiting any other rights or remedies of Finlete, (a) Athlete shall also pay to Finlete interest on such amount, at the rate of the lesser of (i) one percent (1%) per month; or (ii) the maximum rate permitted by New York law, measured from the date such amount was due until it is fully paid; (b) all amounts that are to be payable to Finlete during the Term from all Contracts shall become immediately due and payable; and (c) Athlete shall reimburse Finlete for all costs and expenses (including related attorneys' fees and costs) incurred by Finlete in connection with collecting or attempting to collect such payment.

(c) Finlete reserves its rights to rely on information provided by third parties to determine Athlete's Professional Earnings from which Athlete Payments are due and owing hereunder. If either Party has reason to believe that the calculation of Professional Earnings, Athlete Payments or Installment Payments is in error, or the amounts tendered via automatic withdrawal or otherwise hereunder are in error, they will notify the other Party and the Parties will reasonably cooperate and work together in good faith to cure any overpayment or underpayment to Finlete or Athlete, as the case may be.

Section 2.07 Records; Audit Rights. Athlete shall maintain until at least twelve (12) months after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for twelve (12) months thereafter, Finlete or its representatives may, no more than once every twelve (12) months and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost

and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.06(b) and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III.   LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01   Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Time or Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02   Grant of Non-exclusive License to Finlete.   In consideration of the right to the Finlete Payment and the other terms and conditions herein, Athlete grants to Finlete, throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate.   The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Permitted Use".

Section 3.03   Wind-down of Permitted Use.   Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates shall have twelve (12) months in which to liquidate any stock of product inventory that exists as of the date of expiration or termination of this Agreement.   Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04   Autographs; Team Events.

(a)   Athlete shall, annually over the Term if requested by Finlete in writing (email shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

(b)   During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

Section 3.05   Obligations of Finlete.   Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06   Right of First Refusal.   No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as

a "Transfer") any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.

Article IV.   INFORMATION RIGHTS

Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.03   Contracts. Athlete shall promptly notify Finlete in writing and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.04   Additional Information. Athlete shall promptly provide to Finlete such additional information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V.   REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF PLAYER.

Article VI.   CONFIDENTIAL INFORMATION

Section 6.01 Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing, shall be considered "Confidential Information".

Section 6.02 Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03 Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of

such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04 Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing immediately upon becoming aware of any such breach or threatened breach.

Article VII. INDEMNIFICATION.

Section 7.01 Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02 Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any, claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII. LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT AMOUNT. PLAYER RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN Section 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

(a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

(b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in San Diego, California. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02   Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the state of Florida courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.


Article X.   TERM AND TERMINATION.


Section 10.01 Term. This term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) and Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04 and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing, including by electronic mail, shall reference this Agreement and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of

this Agreement, shall be in writing and shall not be construed as a waivel- of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

*(**Signatures appear on following page**.)*

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by duly authorized representatives of the Parties as of the Effective Date.

Athlete: Emiliano Teodo

Signature: _____

Name: Emiliano Teodo

Address for notices:

Emiliano Teodo

_____

_____

_____

Email: _____

Finlete Funding, Inc.

By: _____

Name: George Robert Connolly

Title: Chief Executive Officer

Address for notices:

Finlete Funding, Inc.
Attn: George Robert Connolly
350 10th Ave, Ste 1000
San Diego, California 92101
Email: rob@finlete.com

Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

EXHIBIT A

Athlete Questionnaire

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

In addition, please provide copies of all documents or other information specifically requested as part of the below statements.

IT IS IMPORTANT FOR PLAYER TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE INC.

Initials	Statement
ET	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an attorney, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
ET	2. I have not made, nor will I hereafter make, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
ET	3. I have reviewed the contract in my native language or a language in which I am fluent.
ET	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in connection with my execution and delivery of the Agreement, and performance of my obligations thereunder.
ET	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the Professional Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.
ET	6. I am not aware of any facts or circumstances that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.

ET	7. I am not aware of any material breach by any party under any Contract.
ET	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I have also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
ET	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in Agreement.
ET	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the Agreement are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to Finlete in connection with the Agreement) do not, and will not, contain any untrue statement or fail to state a material fact necessary to not make any of such information not misleading, in light of the circumstances in which it was provided.

Athlete Name: Emiliano Teodo

Athlete Signature: _Emiliano Teodo_

Date: _03/21/2025_

Exhibit B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
ET	1. By signing this Agreement, you will receive up to $125,000.00.
ET	2. In exchange for up to $125,000.00 you have agreed to give Finlete up to 1.0% of your future Professional Earnings as described in the agreement.
ET	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $125,000.00, you will have to pay Finlete $5MM USD as you earn that money.
ET	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
ET	5. If you are not Selected you will not owe any payments to Finlete.
ET	6. You will pay Finlete as set forth in the Agreement.
ET	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
ET	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Emiliano Teodo   Signature: *Emiliano Teodo*

20

Schedule 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

Exhibit C

IRREVOCABLE PAYMENT INSTRUCTION LETTER

[DATE]

[PROFESSIONAL EARNINGS SOURCE] [ADDRESS]

Attn: [NAME]

Re: Payment of Amounts to Finlete Funding, Inc. ("Finlete")

Ladies and Gentlemen:

Emiliano Teodo ("Athlete") has entered into an agreement with Finlete pursuant to which, among other things, Athlete has granted Finlete an interest in all gross monies or other consideration of any type as further defined below (the "Professional Earnings") that Athlete may earn from [INSERT PROFESSIONAL EARNINGS SOURCE] ("Payor") pursuant to [INSERT DESCRIPTION OF CONTRACT OR ARRANGEMENT] (the "Agreement"). The amount of the interest granted to Finlete is equal to [PERCENTAGE]% of Athlete's "Professional Earnings" which is defined as all of Athlete's gross pre-tax earnings paid or payable to Athlete during the Term, defined below, by the Payor (the "Athlete's Payment"). Such earnings shall include, without limitation, any wages, salary (including Athlete's salary payable by the Payor), bonuses (including deferred bonuses), payments made to Athlete by reason of Athlete's participation in any event and any other compensation whatsoever earned by Athlete in his service to the Payor. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income (or any portion thereof).

Athlete Payments payable to Finlete shall be paid [_____].

Notwithstanding anything to the contrary contained in the Agreement or any prior instructions received by Payor, unless and until Payor receives written instructions from Finlete to the contrary, effective as of the date of this letter, all Athlete Payments from any amounts payable by Payor to Athlete pursuant to the Agreement shall be delivered concurrent with any payment of the remaining amounts due to Athlete, by federal funds wire transfer or electronic depository transfer directly to the following bank account:

[INSERT WIRE INSTRUCTIONS]

In the event Payor receives any different instructions from Finlete with respect to the disposition of the Athlete Payments, (a) Payor is hereby irrevocably authorized and directed to follow such instructions, without inquiry as to Finlete's right or authority to give such instructions. Finlete acknowledges that any instructions from Finlete to the Payor must be sent to:_____, Attention:_____; and (b) such instructions shall only provide for Athlete Payments to be sent to a single deposit account of Finlete.

Except only as expressly provided herein with respect to the applicable deposit instructions, this Irrevocable Payment Instruction Letter cannot be changed, modified, or terminated, except by written agreement signed by Finlete, Payor and Athlete.

Please acknowledge your receipt of, and agreement to, the foregoing by signing in the space provided below.

Acknowledged and Agreed:

For Finlete Funding, Inc.:

By: _____

NAME: _____

TITLE: _____

ADDRESS: _____

_____

For [PROFESSIONAL EARNINGS SOURCE]:

By: _Emiliano Teodo_

NAME: _____

TITLE: _Atleta_

ADDRESS: _____

_____

Athlete: Emiliano Teodo

Emiliano Teodo
Signature
Emiliano Teodo
Print

Mailing Address:

_____

_____

_____

_____

Email: _____

Phone Number: _____

Exhibit D

Spousal Consent

(only required if Athlete is married)

I, [_____] being the spouse of **Emiliano Teodo** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), dated as of **March 21, 2025** (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouses earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____   Signature:_____

Docusign Envelope ID: 7E957F34-F3ED-8A01-81C8-10D6F0F6907E

ATHLETE AGREEMENT

Baseball

This Athlete Agreement (this "Agreement") is entered into by and between **Finlete Funding, Inc.** a Delaware corporation ("Finlete"), and **Christian Zazueta** ("Athlete"), as of the date on which the last Party signs this Agreement (the "Effective Date"). For the purposes of this Agreement, Finlete and Athlete each may be referred to herein as a "Party" and together as the "Parties." Any capitalized terms have the meaning set forth in this Agreement.

WHEREAS, the Parties recognize that successful baseball careers depend on numerous factors within and outside of an athlete's control, and that baseball athletes may earn substantial salaries over the course of their careers or may only be able to play baseball for a short period of time, that the future earnings of minor league baseball athletes are especially variable and uncertain, and thus, the Parties desire to share the risks associated with the uncertainty of Athlete's potential earnings; and

WHEREAS, Athlete understands the risk that if he has a successful career, payments to Finlete may substantially exceed the Finlete Payment (defined below) and likewise, Finlete understands the risk that it will not be paid at all if Athlete is not Selected (as defined below) or that it may never receive payments in excess of the Finlete Payment;

WHEREAS, to resolve any disputes that may arise under or relate to this Agreement, the Parties agree to binding arbitration on an individual basis before a neutral arbitrator as detailed in Article IX of the Agreement and recognize this Agreement waives both Parties' right to seek relief in court for any claims arising out of or relating to this Agreement or the Parties' relationship; and

WHEREAS, Athlete understands Athlete may be responsible for legal fees and costs generated by any attempt to void this Agreement as further detailed herein, including in Section 9.01(e);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I.   DEFINITIONS

Section 1.01   Definitions. For purposes herein the following terms shall have the following meanings.

(a) "Athlete Payments" has the meaning set forth in Section 2.02.

(b) "Confidential Information" has the meaning set forth in Section 6.01.

(c) "Contract" means any contract or agreement between Athlete and a Major League member club, including without limitation a UPC as defined below, and further includes any guaranteed contract or agreement with a minor league baseball team, in which Athlete plays baseball. For avoidance of doubt, a "guaranteed contract or agreement" as used in the immediately preceding sentence means the Athlete will receive all of the compensation or salary under the contract or agreement even if they are released by the team or injured before

the contract or agreement ends. For further avoidance of doubt, a Contract includes both a guaranteed and a non-guaranteed baseball athlete contract or agreement between Athlete and a Major League member club. Finally, reference in this Agreement to a "minor league" baseball team means any professional baseball team or club that is affiliated with but not part of a Major League, including baseball clubs in the USA that are members of the National Association of Professional Baseball Leagues, baseball clubs in Japan that are farm teams in the Eastern and Western Leagues, baseball clubs in South Korea that are minor league affiliates of the KBO Futures League, and any farm team part of the Reserve Division and affiliated with the Chinese Professional Baseball League.

(d) "Finlete Payment" has the meaning set forth in Section 2.01(a).

(e) "Funding Period" is the period of time commencing on the Effective Date and ending twelve (12) months after the Effective Date.

(f) "Installment Payment" has the meaning set forth in Section 2.01(b).

(g) "Major League Baseball Players Association regulations" or the "MLBPA Regs" means the rules and regulations of the Major League Baseball Players Association, as amended, supplemented, or modified from time to time, which are made available to authorized persons by the MLBPA, including through its official publications and online portals (currently accessible at http://reg.mlbpaagent.org/Documents/AgentForms/Agent%20Regulations.pdf).

(h) "Major League" means any of the following professional baseball sports organizations: United States Major League Baseball, Japan's Nippon Professional Baseball, South Korea's KBO League or the Chinese Professional Baseball League.

(i) "MLB" means United States Major League Baseball.

(j) "Payment Instruction Letter" means an irrevocable payment instruction in the form attached as Exhibit C.

(k) "Permitted Use" has the meaning set forth in Section 3.02.

(l) "Professional Earnings" means all the pre-tax earnings of an Athlete (i) paid to Athlete by a Team during the Term of this Agreement or (ii) for which payment by a Team is deferred until after the Term of this Agreement that were earned during the Term of this Agreement. Such earnings shall include, without limitation, any wages, salary (including Athlete's Major League salary, salary under any Contract, escalators earned, deferred compensation, or termination pay), bonuses (including without limitation, any deferred bonuses, signing bonuses, performance bonuses, award bonuses, and roster bonuses), buyout payments, payments made to Athlete by reason of Athlete's participation in any playoff game, all-star game, World Series, other championship event, any post-season series, any International Play event as defined in Attachment 51 of the Basic Agreement, and any other compensation earned by Athlete in service to a Team. Professional Earnings shall be exclusive of any deductions for taxes or in connection with the payment of agents, financial advisors and any other fee arrangements based on a percentage of Athlete's income or any portion thereof.

(m) "Right of First Refusal" or "ROFR" has the meaning set forth in Section 3.06.

PRIVILEGED AND CONFIDENTIAL

(n) "Season" means the period during each year that begins on the U.S. Major League Baseball opening day and ends with the conclusion of the U.S. Major League Baseball World Series for such year, regardless of the league in which Athlete plays.

(o) "Selected" means Athlete has signed a Contract with a Team, wherein:

  (i) For United States Major League Baseball ("MLB"), the Athlete signs a Major League Uniform Athlete's Contract ("UPC"), as defined in Article III of the MLB 2022-2026 Basic Agreement (the "Basic Agreement"), and one of more of the following conditions are met:

    (1) The Athlete accrues one or more Major League Service ("MLS") days (as defined in Article XXI of the Basic Agreement) any Major League Championship Season; or

    (2) Athlete makes their Major League debut in any Post-Season series; or

    (3) Athlete's UPC is a multi-year contract that covers more than one Championship Season; or

    (4) Athlete's UPC is not a split contract as defined in Article XI(D) of the Basic Agreement.

  (ii) Any Contract signed by Athlete with a team in Japan's Nippon Professional Baseball League, South Korea's KBO League or the Chinese Professional Baseball League.

(p) "Team" means any baseball club, team or organization that is a bona fide member club of a Major League, as well as any minor league baseball club or team that has signed a Contract with Athlete.

(q) "Transfer" has the meaning set forth in Section 3.06.

Article II.   PAYMENTS.

Section 2.01   Finlete Payment.

(a) Finlete, subject to the terms and conditions herein, shall make payments to Athlete in an aggregate amount of up to **$90,000.00 USD** (the "Finlete Payment") in consideration for up to a **2.0%** interest in Athlete's Professional Earnings for a period of 25 years from the Effective Date of this Agreement if Athlete is Selected during that period. The Parties may at any time elect to increase the amount of the Finlete Payment to an amount in excess of the amount that is set forth herein, and in such event the Parties will reasonably cooperate to prepare and execute an amendment to this Agreement to set forth the revised Finlete Payment and the revised percentage of interest in Athlete's Professional Earnings that shall be payable to Finlete.

(b) Subject to the terms and conditions of this Agreement, and in consideration for the right to receive the Athlete Payments (as defined in Section 2.02), Finlete, in its discretion, may fund, and Athlete agrees to accept, the Finlete Payment, which shall be tendered in

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installments of **$0.45 USD** each, over Funding Period (each such payment may be referred to herein as an "Installment Payment").

(i)   Finlete shall, with one or more subsidiaries or affiliates, make commercially reasonable efforts over Funding Period to raise capital from third-party investors seeking to secure rights to a portion of the Athlete Payments.

(ii)   Finlete shall manage and direct use of the capital raised over Funding Period to cause tender of Installment Payments, up to the amount of the Finlete Payment.

(iii)   Finlete shall use commercially reasonable efforts to promptly tender Installment Payments as capital becomes available and to tender the final installment payments promptly after Funding Period, once sufficient funds are settled in the germane Finlete Payment account held for benefit of Athlete.

(iv)   Finlete does not guarantee or warranty its ability to successfully raise sufficient capital to pay Athlete all or part of the Finlete Payment.

(v)   Installment Payments shall be paid by Finlete to Athlete by check to the address for Athlete as set forth on the signature page hereof, or by wire transfer pursuant to the wire transfer instructions as set forth on Annex 1 attached hereto, as elected by Finlete.

(c)   The Finlete Payment is not a loan and Athlete is not responsible for paying any amounts to Finlete unless Athlete is Selected, as further described herein.

Section 2.02   Athlete Payments. "Athlete Payments" are **0.00001%** of Athlete's Professional Earnings over the Term for each Installment Payment made by Finlete to Athlete up to a total of **2.0%** of Athlete's Professional Earnings over the Term, payable as provided for in Section 2.02(a).

(a)   *Obligation to Make Payments.* Athlete shall have no obligation to make any Athlete Payments to Finlete unless and until the Athlete is Selected. Athlete shall have no obligation to pay to Finlete any difference between the aggregate payments made by Athlete to Finlete during the Term, on the one hand, and the Finlete Payment, on the other hand, where the former is less than the latter.

(b)   *Payment Methods.*

(i)   The Parties acknowledge and agree that in the event that Athlete does <u>not</u> have in place an agreement with any other entity (the "Prior Party") similar to this Agreement (a "Prior Agreement") then the provisions of Section 2.03 shall control with respect to the payment to Finlete of the applicable Athlete Payments.

(ii)   The Parties acknowledge and agree that in the event that Athlete <u>does</u> have in place a Prior Agreement with a Prior Party then the provisions of Section 2.04 shall control with respect to the payment to Finlete of the applicable Athlete Payments.

(c)   *Athlete Payments Proportional to Finlete Payment.* For avoidance of doubt and as indicated by the definition of Athlete Payments, once Athlete is obligated hereunder to commence

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tendering Athlete Payments, the percentage of Athlete Payments to be made is intended to be proportional to the corresponding percentage of the Finlete Payment tendered to Athlete following close of Funding Period. For example, if Finlete tenders the full amount of the original Finlete Payment (100%) to Athlete following the end of Funding Period, Athlete shall tender the full **2.0%** of Athlete's Professional Earnings over the Term, whereas if Finlete only tenders half of the Finlete Payment to Athlete following the end of Funding Period, then Athlete is only obligated to tender half of such amount, or **1.0%,** of Athlete's Professional Earnings, over the Term.

Section 2.03   Payment Methods if a Prior Agreement is Not In Place. In the event that a Prior Agreement is not in place, the following provisions shall apply:

(a) *Direct Deposit of Professional Earnings into Participation Account*. Finlete shall establish, or shall have established, a deposit account maintained by Finlete for the benefit of Athlete (the "Participation Account"). For purposes of this Agreement, the Participation Account includes all cash, funds, checks, and other amounts deposited therein from time to time. Athlete shall cause all earnings from any Team (including all Professional Earnings) to be deposited directly into the Participation Account by the party or parties that pay such earnings to Athlete. Athlete acknowledges and agrees that this arrangement may result in a delay in the time Athlete receives earnings, including earnings over which Finlete is not entitled to a share (for example, minor league earnings not paid under a guaranteed contract). Athlete hereby authorizes Finlete to obtain account information relating to the Participation Account directly from the applicable depository institution. For purposes herein, "Servicer" means any entity appointed from time to time by Finlete as its agent to act on its behalf with respect to the Participation Account.

(b) *Athlete Responsibility to Provide Deposit Instructions*. In order to facilitate the payment of the Athlete Payments to Finlete pursuant to this Agreement, Athlete shall provide irrevocable deposit instructions in the form provided in Exhibit C (each, a "Deposit Instruction") to each Team that pays, may pay, or will pay Professional Earnings to Athlete, instructing such Team to deposit into the Participation Account all earnings (including all Professional Earnings) payable to Athlete pursuant to any Contract or otherwise. Such Deposit Instruction shall be delivered to any such Team (i) prior to Athlete's receipt of any Finlete Payment if Athlete is affiliated with a Team at the time this Agreement is entered into or (ii) upon Athlete's entry into a Contract with a Team or a Team trading Athlete to another Team; provided, however, that if the Participation Account has not yet been established, Athlete shall deliver such Deposit Instructions within five (5) business days after receiving notice from Finlete that the Participation Account has been established. Athlete shall provide proof of such delivery to Finlete upon request. If Athlete fails to deliver or maintain any required Deposit Instruction at any time, Athlete hereby authorizes Finlete, in its sole discretion, to deliver a Deposit Instruction to each Team (i) that is a party to a then-effective Contract with Athlete or (ii) from which Athlete is otherwise entitled to receive earnings (including Professional Earnings).

(c) *Execution of Participation Account Agreement*. Concurrently with Athlete's execution of this Agreement, Athlete shall execute and deliver to Finlete the Participation Account Agreement attached hereto as Exhibit D. Athlete agrees that Finlete or any Servicer may withdraw from the Participation Account amounts necessary to satisfy any Athlete Payments

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required under this Agreement. Finlete shall notify Athlete if and when it appoints a Servicer and shall provide prompt notice following any replacement of such Servicer.

(d) ***Penalty for Failure to Deposit Professional Earnings***. The direct deposit of earnings (including all Professional Earnings) into the Participation Account is critical to ensuring the timely payment of Athlete Payments to Finlete. The failure of Athlete or Athlete's representatives to cause such deposits to occur at any time while this Agreement remains in effect shall require Athlete to make an immediate payment to Finlete of $10,000. Such payment shall be in addition to all other amounts owed under this Agreement.

(e) ***Assignment of Athlete's Right to Receive Athlete Payments***. To secure Finlete's right to receive the Athlete Payments, to the maximum extent permitted under applicable law in effect from time to time, Athlete hereby assigns (as and when earned), or shall assign when Athlete has an assignable interest in any future Athlete Payments, to Finlete all right, title, and interest in and to the Athlete Payments.

(f) ***Earnings Under Guaranteed Contracts***. If Athlete is playing under a guaranteed Contract, all earnings shall qualify as Professional Earnings even if Athlete is playing for a minor league team or not playing at all at the time such payments are made.

(g) ***Receipt of Professional Earnings as Agent for Finlete***. To the extent that the Professional Earnings are not delivered directly to the Participation Account from any such payor of Professional Earnings, or any assignment of Professional Earnings is deemed invalid or unenforceable, then Athlete shall receive such portion of the Professional Earnings as agent for Finlete and shall deliver such portion of the Athlete Payments to Finlete or Servicer as and when such Professional Earnings are received by Athlete (or as promptly as practicable after); provided, however, that in no case shall any Athlete Payments be delivered to Finlete or Servicer later than fifteen (15) business days following receipt of such funds by Athlete (or any other person or entity on behalf of Athlete). Athlete shall be solely responsible for ensuring that the Athlete Payments are timely paid to Finlete or Servicer in each instance he receives Professional Earnings, and no failure of automatic withdrawal or debit shall obviate or mitigate Athlete's payment obligations.

(h) ***Other Payment Methods***. Subject to prior written approval by Finlete, to the extent Athlete Payments are not made directly into the Participation Account as required by this Section 2.03, each installment of Athlete Payments shall be made to Finlete through the payment portal designated by Finlete from time to time, or by wire transfer if such payment portal is unavailable. All such amounts shall be delivered to Finlete no later than fifteen (15) business days following Athlete's receipt of the applicable Professional Earnings.

Section 2.04 Payment Methods if a Prior Agreement is In Place. In the event that a Prior Agreement is in place, the following provisions shall apply:

(a) ***Instruction to Prior Party***. Athlete shall complete, and shall provide to Finlete and to the Prior Party, a copy of the Prior Party Instructions in the form as attached hereto as Exhibit F (the "Prior Party Instructions"), which shall direct the Prior Party to make payments to Finlete of such portions of any amounts otherwise required to be paid to Athlete pursuant to the Prior Agreement as required to satisfy Athlete's payment to Finlete of the Athlete

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Payments hereunder.

(b) *Effect of Failure*. In the event that, for any reason, Finlete does not receive such amounts as referenced in Section 2.04(a) from the Prior Party or the financial institution processing such payments within 7 days of the date such Athlete Payments are due and payable to Finlete hereunder, Athlete shall directly pay to Finlete such Athlete Payments within an additional 3 business days.

(c) *Acknowledgement*. The Parties acknowledge and agree that the provisions of this Section 2.04 are included in this Agreement as an accommodation to Athlete in the circumstances that they are applicable, and that nothing in this Section 2.04 shall modify, alter or obviate any obligations of Athlete to pay the Athlete Payments to Finlete, which shall at all times remain a primary obligation of Athlete.

Section 2.05   Additional Payment Terms.

(a) *Late Payments; Interest; Acceleration.* Athlete acknowledges that time is of the essence in connection with the performance of Athlete's payment obligations. In the event that any payment due hereunder is not deposited into the Participation Account or otherwise paid to Finlete in full by the applicable due date, then, without limiting any other rights or remedies of Finlete: (i) Athlete shall pay to Finlete interest on the outstanding amount at the rate of the lesser of (a) one percent (1%) per month or (b) the maximum rate permitted by New York law, measured from the date such deposit into the Participation Account was due until paid in full; (ii) subject to applicable law, all accrued but unpaid Athlete Payments and any Athlete Payments due and payable based on Professional Earnings earned as of such date shall become immediately due and payable; and (iii) Athlete shall reimburse Finlete for all costs and expenses (including attorneys' fees and costs) incurred by Finlete in collecting or attempting to collect such payment.

(b) *Errors and Cure Payments.* Finlete may rely on information provided by third parties to determine Athlete's Professional Earnings and corresponding Athlete Payments. If either Party believes that the calculation of Professional Earnings or Athlete Payments is in error, or that any amount deposited or withdrawn is incorrect, they shall promptly notify the other Party, and both Parties shall cooperate in good faith to correct any overpayment or underpayment. Any such cure payment shall be effected through the Participation Account and shall be deemed made upon deposit therein.

(c) *Cumulative Remedies.* Finlete's rights and remedies under this Section 2.05 are in addition to, and not in limitation of, any other rights or remedies available at law or in equity.

Section 2.06   Effect of Marriage on Athlete Payments. Athlete shall, if applicable, use reasonable efforts to secure the signature of Athlete's spouse in substantially the form of spousal consent attached hereto as Exhibit E. In the event that Athlete fails to secure such signature, and as a result a portion of the Professional Earnings of Athlete is deemed "community property," or Athlete's spouse can otherwise claim legal ownership to any Professional Earnings, then Athlete shall nonetheless be required to calculate and deliver any installment payments of the Athlete Payments based on the entirety of the Professional Earnings as applicable (including any such portion thereof that is deemed to be such spouse's share of community property or otherwise property of such spouse).

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Section 2.07   Taxes. Athlete shall be solely responsible for the payment of all federal, state, and local income, employment, self-employment, social security, and other taxes arising out of or relating to Athlete's Professional Earnings and Athlete Payments. Finlete shall have no obligation to withhold or remit any such taxes on behalf of Athlete unless required by applicable law. To the extent any payor, league, team, or other third party is required by law to withhold taxes from Athlete's Professional Earnings before deposit into the Participation Account, such withholding shall not relieve Athlete of the obligation to make Athlete Payments based on gross Professional Earnings as defined in this Agreement. If Finlete, the Participation Account administrator, or any other intermediary is required by applicable law to deduct or withhold any taxes from amounts otherwise distributable to Athlete, such deductions or withholdings shall be made in compliance with such law, and Finlete shall promptly provide Athlete with reasonable documentation of the amounts withheld. Athlete shall indemnify and hold harmless Finlete and their respective affiliates, officers, and representatives from and against any liability, loss, or expense (including reasonable attorneys' fees) arising from Athlete's failure to pay taxes owed in connection with any amounts received or payable hereunder. For avoidance of doubt, Athlete Payments are calculated on the gross amount of Professional Earnings prior to any tax withholdings or deductions.

Section 2.08   Records; Audit Rights. Athlete shall maintain until at least one (1) year after the end of the Term, records of all IRS Form W-2s relating to Professional Earnings during the Term. During the Term and for one (1) year thereafter, Finlete or its representatives may, no more than once every one (1) year and upon no less than ten (10) days advance written notice, inspect and make copies of Athlete's tax returns and other business records and agreements for the purpose of verifying the amount of the Athlete Payments. Such audit shall be at Finlete's sole cost and expense; provided, however, that if an audit reveals underpayment of any Athlete Payments owed greater than five percent (5%), Athlete shall promptly reimburse Finlete for each such underpayment together with interest as provided for in clause (a) of Section 2.05 and, in addition to the reimbursement of any underpayment(s), Athlete shall also promptly reimburse Finlete for the reasonable costs of the audit.

Article III.   LICENSE, APPEARANCES, VIDEOS, AUTOGRAPHS, EVENTS, AND RIGHT OF FIRST REFUSAL

Section 3.01   Appearances; Videos.

(a) Athlete shall make virtual personal appearances (i.e. via Zoom, WhatsApp, or other internet based electronic video platform or communications provider) on behalf of Finlete for a period of ten (10) years as follows:

Minimum No. of Appearances:	Two (2) appearances every calendar year of the Term.
Date:	To be mutually agreed on by the Parties.
Duration:	30 minutes each.
Responsibilities:	Athlete shall meet and greet those in attendance in a virtual meeting; conduct media interviews; and provide motivational and inspirational comments. A translator can be provided by Finlete upon request.

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(b) Athlete shall record one (1) first-person perspective video of themselves in which they proudly announce their partnership with Finlete while wearing a Finlete t-shirt and hat. This video shall be posted on social media, including as a collaborative post on Instagram between Athlete and Finlete's respective accounts. Video duration shall be up to sixty (60) seconds. Finlete shall write the script for Athlete. Athlete shall complete this obligation within fifteen (15) calendar days of Finlete providing the script, t-shirt, and hat.

(c) Athlete shall record five (5) first-person perspective videos per season in which they address Fan-investors and discuss their recent in-game performances.

(d) Athlete shall conduct each appearance under this Agreement in a manner that does not tarnish the reputation of Athlete or Finlete and shall not engage in language or behavior which is illegal or patently offensive.

(e) Finlete shall have the right to publish public announcements, press releases or advertisements announcing Athlete's appearances under this Agreement.

Section 3.02 Grant of Licenses to Finlete. In consideration of the right to Finlete Payment and the other terms and conditions herein, Athlete hereby grants to Finlete:

(a) Throughout the Term, a worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, non-exclusive right and license to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold Athlete's name, image, likeness, voice and personal background and history (collectively, such name, image, likeness, voice and personal background and history or any portions thereof may be referenced herein as "NIL"), in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences involving Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Finlete Creative Limited License". Upon the end of the Term through termination or expiration of this Agreement for any reason, Finlete Creative Limited License shall automatically terminate.

(b) An irrevocable, perpetual, worldwide, royalty-free, fully paid-up, assignable, transferrable, sub-licensable, exclusive right and license to Finlete is granted, to use, copy, modify, make derivative works of, create, have made, distribute, have distributed, trade, have traded, sell and have sold any Finlete Owned Content and Products (as defined below) created during the Term, in any media now known or later invented, and to combine the same with digital or physical materials created by or through Finlete or its subsidiaries or affiliates, or with third parties, for any purpose permitted by law, including without limitation: (i) sale or distribution of pictures, photographs, audio and video recordings, digital images, social media content, advertising, sales and marketing brochures, books, magazines, other

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publications, CDs, DVDs, tapes, autographs and digital and physical autographed products; (ii) developing, producing, coordinating, promoting and collecting fees in connection with events and experiences that involved the Athlete or Athlete's NIL; (iii) promoting and publicizing Finlete or any Finlete subsidiary or affiliate. The license granted to Finlete in the immediately preceding sentence may be referenced herein as the "Finlete Perpetual Content and Product License".

   (i)   All content, in any form now known or later invented, including without limitation, physical form, digital, video, audio, static image, or print, developed, used or created by Finlete under Finlete Creative Limited License, whether or not incorporating any NIL of the Athlete, shall be the property of Finlete, and may be referred to herein as "Finlete Owned Content and Products".

   (ii)   For avoidance of doubt, to the fullest extent permitted by law, Finlete shall exclusively own, all right, title and interest in and to Finlete Owned Content and Products, notwithstanding any NIL of the Athlete as part of Finlete Owned Content and Products.

Section 3.03   Wind-down of Permitted Use.   Together, Finlete Creative Limited License and Finlete Perpetual Content and Product License constitute Finlete's sole licensing rights under this Agreement, and may collectively be referred to in this Agreement as the "Permitted Use." Following expiration or termination of this Agreement, Finlete, its subsidiaries and affiliates, shall use commercially reasonable efforts to liquidate, within twelve (12) months, any stock of product inventory that exists as of the date of expiration or termination of this Agreement and which is part of Finlete Owned Content and Products. Liquidation shall be consistent with the covenants set forth in clause (d) of Section 5.01 and shall be governed by the survival of the terms and conditions hereof as described in Section 10.06.

Section 3.04   Autographs; Team Events.

   (a)   Athlete shall, annually over the Term if requested by Finlete in writing (electronic communication such as email, text message, and Instagram direct message shall suffice), autograph at least one hundred (100) items tendered to Athlete by Finlete. The items for Athlete to autograph shall be selected by Finlete and tendered to Athlete at Finlete's sole expense. Finlete shall have all right, title and interest in such autographed items. At Finlete's election, such autographs may be made either (a) in person, at a meeting between Athlete and a representative of Finlete at a mutually agreed upon time and location (such in-person meeting not to exceed one hour); or (b) remotely via the use of a reputable shipping or courier service selected by Finlete and at Finlete's expense, in which case Athlete shall return the autographed items to Finlete in the manner prescribed by Finlete within thirty (30) days after receiving such items. Athlete may, at his option, add tasteful or appropriate custom phrases or messages to the autographed items for Finlete designated recipients, which do not tend to tarnish the reputation of Athlete or Finlete.

   (b)   During the Term, Athlete shall permit two (2) Finlete representatives or its investor(s) to attend five (5) games per year in which Athlete is participating pursuant to a Contract, at no additional cost to Finlete or such designee(s).

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Section 3.05   Obligations of Finlete. Finlete shall have no duties to Athlete other than providing the Finlete Payment and complying with the terms of this Agreement. For avoidance of doubt, Finlete has no duty to provide advice or support to Athlete regarding Athlete's professional career or earnings.

Section 3.06   Right of First Refusal. No less than ten (10) days prior to selling, transferring, exchanging or encumbering (collectively, any such or similar behavior may be referenced herein as a "Transfer'') any interest in future earnings, whether Professional Earnings or any other form of earnings related to Athlete's career, such as endorsement earnings, Athlete shall provide Finlete with written notice of Athlete's intent to Transfer an interest in future earnings, along with the terms and conditions of the proposed Transfer. Finlete shall have the option, exercisable at its sole discretion, to acquire the additional interest in future earnings offered by or to Athlete, on the same terms and conditions as the described in the Transfer (such option is referred to herein as the "ROFR"). Finlete shall have thirty (30) days from the date of receiving Athlete's written notice, to exercise the ROFR. Finlete's ROFR shall terminate on the earlier of: (a) when Finlete declines the ROFR, or (b) 30 days after receiving Athlete's written notice of the proposed Transfer. For avoidance of doubt, this Section 3.06 does not apply to non-baseball related earnings such as real estate or similar investment earnings.


Article IV.   INFORMATION RIGHTS


Section 4.01   Annual Reports. If and after Athlete is Selected by a Team, within ten (10) business days after each anniversary of the Effective Date, Athlete shall tender to Finlete all of Athlete's IRS Form W-2(s) for all Professional Earnings for the previous twelve (12) month period.

Section 4.02   Pay Stubs. Following the commencement of each Season, Athlete shall provide to Finlete a copy of Athlete's first pay stub from the Team for such Season within five (5) business days of Athlete's receipt of the first paycheck of the Season. Following the end of each Season, Athlete shall provide Finlete a copy of Athlete's final pay stub from the Team for such Season within five (5) business days of Athlete's receipt of the last paycheck of the Season.

Section 4.03   Material Changes. Subject to Athlete's compliance with all applicable rules, regulations, standards or requirements, Athlete shall promptly notify Finlete in writing (email shall suffice) if at any time during the Term, any of the representations, warranties or covenants made by the Athlete on Exhibit A become untrue or inaccurate in any material respect.

Section 4.04   Contracts. Athlete shall promptly notify Finlete in writing (email shall suffice) and provide copies of all Contracts and copies of all relevant documents and correspondence related to each such occurrence (including copies of all Contracts), in the event that (a) Athlete receives any notice of termination, cancellation, breach or default under any such Contract; (b) Athlete becomes aware of any event which, with the passage of time or the giving of notice or both, would result in any material default, breach or event of noncompliance by Athlete under any such Contract; (c) Athlete becomes aware that any other party to any such Contract is in material breach thereof; or (d) there are any renegotiations of or outstanding rights to renegotiate any material amounts paid or payable to Athlete under any such Contract with any person or entity, or Athlete receives any demand for such renegotiation.

Section 4.05   Additional Information. Athlete shall promptly provide to Finlete such additional

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information as Finlete shall reasonably request from time to time, in connection with the Professional Earnings; provided, that Finlete shall use commercially reasonable efforts to limit any such requests to no more than once per calendar quarter.

Article V. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Section 5.01 Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party that (a) it has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement; (b) to the best of each Party's knowledge, it is not a Party to any agreement or understanding with any third party that interferes with or will interfere with its performance of its obligations under this Agreement; (c) it has taken all action required to make this Agreement a valid and binding obligation of such Party; and (d) the Parties shall reasonably cooperate in the prompt and orderly liquidation of products in inventory as of the date of expiration or any termination of this Agreement, for twelve (12) months following such expiration or termination.

Section 5.02 Athlete's Representations, Warranties, and Covenants. Athlete hereby represents, warrants and covenants, as applicable, to Finlete that (a) the statements contained in Exhibit A are and will be true and correct as of the Effective Date; (b) Athlete shall not intentionally structure any Contract to avoid making payments that would otherwise be payable under this Agreement; and (c) Athlete has not entered into any agreement with any other person or entity with the exception of Major League Baseball Certified Agents (as defined by the MLBPA Regs) under which such person or entity has the right to receive any portion of Athlete's Professional Earnings, whether in the form of any commission, royalty, or other payment based on a percentage or set amount; (d) following the Effective Date, Athlete shall not grant any right described in clause (c) of Section 5.02 to any third-party without the prior written consent of Finlete; (e) Athlete has carefully read and understands this Agreement, and understands they have had the opportunity to consult with an attorney, agent, and financial advisor before signing this Agreement, and Athlete is entering into this Agreement of Athlete's own free will and under no duress; and (f) Athlete understands the risk that if Athlete has a successful career, payments to Finlete may substantially exceed the Finlete Payment.

Section 5.03 Morals and Public Image.

(a) Athlete acknowledges and agrees that, as a contract with Finlete, Athlete's personal conduct and reputation directly affect the goodwill, public image, and reputation of Finlete and its affiliates. Accordingly, during the term of this Agreement, Athlete shall not commit or engage in any act or conduct that:

(i) violates any applicable law (other than minor traffic violations not involving alcohol or drugs);

(ii) constitutes fraud, dishonesty, embezzlement, misappropriation, or other similar misconduct;

(iii) involves moral turpitude, substance abuse, sexual misconduct, harassment, discrimination, or violence;

(iv) subjects, or if publicly disclosed could reasonably be expected to subject, Finlete or

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its affiliates to public disrepute, scandal, contempt, or ridicule, or would materially injure the reputation or business of Finlete or its affiliates; or

(v) materially impairs Athlete's ability to fully perform the services required under this Agreement or would reasonably be expected to adversely affect Athlete's earnings or prospects.

(b) *Finlete Remedies.* In the event of any breach of this Section 5.03 by Athlete which results in Athlete receiving a ban or suspension of Athlete's right or ability to play baseball in a professional capacity for a period of 90 days or more, Finlete may, in addition to all other remedies available at law or in equity: (i) immediately suspend or terminate this Agreement for cause without further obligation of payment (other than amounts accrued prior to the date of termination and not subject to setoff or dispute), (ii) recover any advances or unearned compensation paid hereunder, and/or (iii) pursue any other rights or remedies available under this Agreement or applicable law.

(c) *Acknowledgment.* Athlete acknowledges that the provisions of this Section 5.03 are reasonable and necessary to protect the legitimate business interests, reputation, and goodwill of Finlete.

Section 5.04   Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY WARRANTIES OF DESIGN, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, OR WARRANTIES ARISING FROM A COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OR TRADE PRACTICE. FINLETE DISCLAIMS LIABILITY FOR ANY CLAIM FOR COMMISSION OR ANY FORM OF COMMISSION BY ANY AGENT OF ATHLETE.

Article VI.   CONFIDENTIAL INFORMATION

Section 6.01   Confidential Information. The terms of this Agreement and any additional information provided by Finlete to Athlete prior to and during the Term that Finlete designates as Confidential Information, whether orally or in writing (email shall suffice), shall be considered "Confidential Information".

Section 6.02   Use and Disclosure Restrictions. Athlete shall: (a) protect Confidential Information from unauthorized dissemination and use; (b) use Confidential Information only for the performance of this Agreement, the exercise of any rights under this Agreement; (c) not to disclose Confidential Information, or any part or parts thereof, except as set forth in Section 6.03; (d) undertake whatever action is necessary (or authorize Finlete to do so in the name of Athlete) to prevent or remedy any breach confidentiality obligations herein set forth or any other unauthorized disclosure of any Confidential Information; and (e) not remove or destroy any proprietary or confidential legends or markings placed upon or contained within the Confidential Information.

Section 6.03   Exclusions. The foregoing restrictions on disclosure and use shall not apply to any Confidential Information that: (a) is or becomes publicly known through no act or omission of the

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Athlete; (b) was known by the Athlete without confidential or proprietary restriction before receipt from Finlete; or (c) becomes known to the Athlete without confidential or proprietary restriction. In addition, the Athlete may use or disclose Confidential Information if: (i) approved in writing (email shall suffice) by Finlete or (ii) the Athlete is legally compelled to disclose such Confidential Information, provided, however, that prior to disclosure, the Athlete shall cooperate with Finlete, at Finlete's expense, in protecting against any such disclosure and/or obtaining a protective order narrowing the scope of such disclosure and/or use of the Confidential Information. Athlete may disclose the terms and conditions of this Agreement: (A) in confidence, to legal counsel; (B) in confidence, to any person or agency with which Athlete has signed a Contract to serve as an athlete and Athlete's accountants and their advisors; and (C) in connection with the enforcement of this Agreement or any rights hereunder.

Section 6.04   Equitable Relief. The Parties agree that, due to the unique nature of Confidential Information, the unauthorized disclosure or use of Confidential Information by Athlete or any other breach of any provision of this Article VI will cause irreparable harm and significant injury to Finlete, the extent of which will be difficult to ascertain and for which there will be no adequate remedy at law. Accordingly, Athlete agrees that Finlete, in addition to any other available remedies, shall have the right to seek an immediate injunction and other equitable relief enjoining any breach or threatened breach of this Article VI without the necessity of posting any bond or other security. Athlete shall notify Finlete in writing (email shall suffice) immediately upon becoming aware of any such breach or threatened breach.

Article VII.   INDEMNIFICATION.

Section 7.01   Indemnification by Athlete. Athlete shall defend, indemnify and hold Finlete, its affiliates, officers, directors, employees, agents, representatives, consultants and independent contractors (collectively, the "Finlete Indemnified Parties") harmless from and against any claim, loss, liability, expense, damage, injury, harm, settlement or cost in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party): (a) any breach by Athlete, including directly or indirectly by any Athlete affiliate, agency, agent or other third-party representative, of any of the terms, covenants, conditions, representations or warranties contained in this Agreement; (b) demands for commissions or otherwise of any agent or other third-party representative of Athlete; (c) any Permitted Use to the extent there is no final determination in connection therewith of gross negligence or fraud by Finlete Indemnified Parties; or (d) enforcing the indemnification rights of the Finlete Indemnified Parties hereunder.

Section 7.02   Indemnification Process. In the event that a Finlete Indemnified Party makes or receives any claim or demand or commencement of any proceeding (a "Claim"), the Finlete Indemnified Party shall promptly deliver a written notice to Athlete of the Claim; provided that delay or failure to notify Athlete shall not relieve Athlete of any liability that it may have to the Finlete Indemnified Party, except to the extent the defense of such Claim is prejudiced by the Finlete Indemnified Party's delay or failure to give such notice. Such notice shall describe in reasonable detail (to the extent known by the Finlete Indemnified Party) the facts constituting the basis for such Claim and the amount of the claimed damages. Within ten (10) days after delivery of such notice, Athlete may, upon written notice thereof to the Finlete Indemnified Party, assume control of the defense of such Claim with Counsel selected by Athlete, subject to the Finlete Indemnified Party's approval, which shall not be unreasonably withheld, conditioned or delayed. If Athlete does not timely assume control of the defense of the Claim, the Finlete Indemnified Party shall have the right

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to control such defense but Athlete shall remain responsible for prompt reimbursement to Finlete of fees reasonably incurred by Finlete, including reasonable attorneys', expert witness, accountant and other professionals' fees. Athlete shall have the right to participate in such defense at its own expense. If Athlete controls the defense, it shall not agree to any settlement of, or the entry of any judgment arising from, any Claim without the prior written consent of the Finlete Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed.

Article VIII.   LIMITATION OF LIABILITY.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND TO THE FULLEST EXTENT PERMITTED BY LAW: (A) IN NO EVENT SHALL FINLETE BE LIABLE FOR ANY DAMAGES OR OTHER LOSSES FOR LOSS OF PROFITS, LOSS OF BUSINESS, INTERRUPTION OF BUSINESS, OR FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR OTHER ECONOMIC LOSS ARISING FROM OR RELATING TO THIS AGREEMENT, EVEN IF FINLETE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, HOWEVER CAUSED, AND (B) TO THE MAXIMUM EXTENT ALLOWED BY APPLICABLE LAW, FINLETE'S ENTIRE LIABILITY ARISING FROM OR RELATING TO THIS AGREEMENT OR THE SUBJECT HEREOF, UNDER ANY LEGAL THEORY (WHETHER IN CONTRACT, TORT, INDEMNITY OR OTHERWISE), IF ANY, SHALL NOT EXCEED THE FINLETE PAYMENT. ATHLETE RELEASES FINLETE INDEMNIFIED PARTIES FROM ANY CLAIM, LOSS OR HARM UNDER ANY LEGAL OR EQUITABLE THEORY OF LAW, ARISING FROM OR RELATED TO ANY PERMITTED USE BY FINLETE INDEMNIFIED PARTIES SET FORTH IN SECTION 3.02.

Article IX.   DISPUTE RESOLUTION

Section 9.01   Binding Arbitration. All claims with a value of $100,000.00 or more arising out of or relating to this Agreement, including their formation, performance, and breach, as well as any controversy related to the Parties' relationship with each other, shall be finally settled by binding arbitration administered by JAMS in accordance with the provisions of its Comprehensive Arbitration Rules & Procedures, available at https://www.jamsadr.com/rules-comprehensive-arbitration, but excluding any rules or procedures governing or permitting class actions. Claims under $100,000.00 will be governed by JAMS's Streamlined Arbitration Rules, available at https://www.jamsadr.com/rules-streamlined-arbitration/, excluding any rules or procedures governing or permitting class actions.

    (a) An arbitration demand shall be made within a reasonable time after the claim, dispute, or other matter in question has arisen, and in no event shall it be made more than two years from when the aggrieved Party knew or should have known of the controversy, claim, dispute, or breach.

    (b) The Parties shall negotiate in good faith to agree upon the selection of an arbitrator. If the Parties are not able to agree on an arbitrator, the arbitrator shall be a retired judge or attorney with no less than ten (10) years of experience in resolving disputes among parties in professional sports, the selection of who shall proceed under Rule 12 of the JAMS Streamlined Arbitration Rules.

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(c) The arbitrator, and not any federal, state or local court or agency, shall have exclusive authority to resolve all disputes arising out of or relating to the interpretation, applicability, enforceability or formation of this Agreement, including, but not limited to any claim that all or any part of the terms of this Agreement are void or voidable, or whether a claim is subject to arbitration. The arbitrator shall be empowered to grant whatever relief would be available in a court under law or in equity. The arbitrator's judgment shall be memorialized in an opinion setting forth findings of fact and conclusion of law which shall not exceed ten (10) pages, and binding on the Parties, and may be entered as a judgment in any court of competent jurisdiction.

(d) The Parties understand that, absent this mandatory provision, they would have the right to sue in court and have a jury trial. They further understand that, in some instances, the costs of arbitration could exceed the costs of litigation and the right to discovery may be more limited in arbitration than in court.

(e) If Athlete unsuccessfully attempts to void, nullify, or otherwise terminate this Agreement and is unsuccessful in whole or in part, Athlete agrees to pay all legal fees and costs incurred by Finlete related to the arbitration or legal proceeding in which such challenge has been made.

(f) The Parties further agree that any arbitration shall be conducted in their individual capacities only and not as a class action or other representative action, and the Parties expressly waive their right to file a class action or seek relief on a class basis. THE PARTIES AGREE THAT EACH MAY BRING CLAIMS AGAINST THE OTHER ONLY IN AN INDIVIDUAL CAPACITY, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. If any court or arbitrator determines that the class action waiver set forth in this paragraph is void or unenforceable for any reason or that an arbitration can proceed on a class basis, then the arbitration provisions set forth in this Section 9.01 shall be void in its entirety and the Parties shall be deemed to have not agreed to arbitrate disputes.

(g) The arbitration proceedings and arbitration award shall be maintained by the Parties as strictly confidential, except as is otherwise required by court order or as is necessary to confirm, vacate or enforce the award and for disclosure in confidence to the Parties' respective attorneys, tax advisors and senior management and to family members of Athlete.

(h) Any Arbitration shall be conducted in New York City, New York. The Parties agree to submit to the personal jurisdiction of the Selected Courts (as defined below), in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate or enter judgment on the award entered by the arbitrator.

Section 9.02   Governing Law. This Agreement is to be construed in accordance with and governed by the laws of the State of New York as applied to agreements wholly signed and performed within the State of New York. Subject to the provisions of Section 9.01 each of the Parties (a) irrevocably consents and agrees that any legal or equitable action or proceedings arising under or in connection with this Agreement shall be brought exclusively in the State of New York courts or federal courts of the United States with jurisdiction in New York City, New York (the "Selected Courts"). By execution and delivery of this Agreement, each Party hereto irrevocably submits to and accepts, with

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respect to any such action or proceeding, generally and unconditionally, the jurisdiction of the Selected Courts, and irrevocably waives any and all rights such Party may now or hereafter have to object to such jurisdiction.

Article X.   TERM AND TERMINATION.

Section 10.01 Term. The term of this Agreement shall commence on the Effective Date and, unless sooner terminated by either Party in accordance with this Agreement, shall continue in full force and effect until the twenty-fifth (25th) anniversary of the Effective Date (the "Term").

Section 10.02 Termination by Mutual Consent. The Agreement may be terminated by mutual written consent of Athlete and Finlete.

Section 10.03 Termination for Breach. Either Party may terminate this Agreement if the other Party is in breach of this Agreement and fails to cure such breach within thirty (30) days after delivery of a written notice of such breach by the non-breaching Party.

Section 10.04 Termination for Death. If Athlete dies before the expiration of the Term of this agreement, this Agreement shall remain in effect for the remainder of the Term and shall apply to all Professional Earnings earned or received after the Athlete's death during the Term.

Section 10.05 Additional Termination Provisions. This Agreement is not terminated by voluntary retirement or unconditional release under any circumstances.

Section 10.06 Effect of Termination. The provisions of Section 2.01, Section 2.02 (to the extent that any Athlete Payments due thereunder remain payable after termination or expiration of this Agreement) Section 2.03, Section 2.04, Section 2.06, Section 2.07, Article IV, Article V, Article VI, Article VII, Article VIII, Section 10.04, and Article XI shall survive the expiration or any termination of this Agreement, and the provisions of Section 3.02 other than rights to make, develop or have made or developed new products, events or experiences shall survive for twelve (12) months following the expiration or any termination of this Agreement. Termination of this Agreement by either Party as provided for in Section 10.03 shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party from any liability (including, without limitation, for payments) for breach of such Party's obligations under this Agreement. Neither Party shall be liable to the other Party for damages of any kind solely as a result of terminating this Agreement in accordance with its terms, and termination of this Agreement by a Party shall be without prejudice to any other right or remedy of such Party under this Agreement or applicable law.

Article XI.   GENERAL PROVISIONS.

Section 11.01 Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing (email shall suffice), shall reference this Agreement, and shall be deemed to be properly given: (a) when delivered personally or when receipt of email is provided or expressly acknowledged; (b) seven (7) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (c) two (2) business days after deposit with a private industry express courier, with written confirmation of receipt. All notices shall be sent to the address set forth on the signature page of this Agreement (or to such other address as may be designated by a Party by giving written notice to the other Party pursuant to this Section 11.01).

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Section 11.02 Assignment. This Agreement may not be assigned, in whole or part, whether voluntarily, by operation of law or otherwise, by Athlete. Finlete may assign its rights and obligations under this Agreement without Athlete's prior written consent. Subject to the preceding sentence, the rights and liabilities of the Parties hereto shall bind, and inure to the benefit of, their respective assignees and successors and is binding on the Parties and their permitted successors and assigns.

Section 11.03 Mutual Non-Disparagement. Each Party shall refrain from making, issuing, publishing or otherwise disseminating any disparaging or unfavorable comments or statements (whether written or oral) about the other Party during or after the Term; provided, however, that this Section 11.03 shall not prohibit any Party from exercising its rights to commence a legal action subject to the terms of the Agreement nor shall it prohibit Finlete from making any filing or disclosure as required under law, rule or regulation.

Section 11.04 Waiver. The waiver by either Party of a breach of or a default under any provision of this Agreement, shall be in writing (email shall suffice) and shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement, nor shall any delay or omission on the part of either Party to exercise or avail itself of any right or remedy that it has or may have hereunder operate as a waiver of any right or remedy.

Section 11.05 Severability. If the application of any provision of this Agreement to any particular facts or circumstances shall be held to be invalid or unenforceable by a court of competent jurisdiction, then (a) the validity and enforceability of such provision as applied to any other particular facts or circumstances and the validity of other provisions of this Agreement shall not in any way be affected or impaired thereby; and (b) such provision shall be enforced to the maximum extent possible so as to effect the intent of the Parties and reformed without further action by the Parties to the extent necessary to make such provision valid and enforceable.

Section 11.06 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture, partnership, agency, employment, or fiduciary relationship between the Parties. Neither Party nor its agents has any authority of any kind to bind the other Party in any respect whatsoever. The relationship of the Parties described in this Agreement is non-exclusive.

Section 11.07 Language. This Agreement may be provided to the Parties in the multiple languages other than English. All versions shall have the same legal effect. In the event of an inconsistency between any terms of this Agreement and any translation into any non-English language, the English language meaning shall govern and control to the extent of the inconsistency.

Section 11.08 Entire Agreement. This Agreement, the Participation Account Agreement, and any exhibit(s) attached hereto and incorporated herein by reference, constitute the entire agreement between the Parties concerning the subject matter hereof and supersede all prior or contemporaneous representations, discussions, proposals, negotiations, conditions, agreements and communications, whether oral or written, between the Parties relating to the subject matter of this Agreement, including any Finlete term sheet signed by the Parties. No amendment or modification of any provision of this Agreement shall be effective unless in writing and signed by a duly authorized signatory of each of Finlete and Athlete.

Section 11.09 Further Assurances. From and after the Effective Date, each Party shall execute and

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deliver such documents and take such action, as may reasonably be considered within the scope of such Party's obligations hereunder, as necessary to effectuate the transactions contemplated herein.

Section 11.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via email (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purpose.

(Signatures appear on following page)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives. This Agreement shall be effective as of the date on which the last Party signs below (the "Effective Date").

Athlete: Christian Zazueta

Signature: _____

Name: Christian Zazueta

Date Signed: 4/14/2026 _____

Address for notices:

Christian Zazueta

_____

Email _____

Finlete Funding, Inc.

By: _____

Name: George Robert Connolly

Title: CEO

Date Signed: 4/14/2026 _____

Address for notices:

Finlete Funding, Inc.
Attn: Max Eisenberg
37000 Grand River Ave, Ste 340
Farmington Hills, MI 48335
Email: max@finlete.com

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Annex 1

Athlete Wire Instructions

Bank Name: _____

Bank Address: _____

_____

_____

_____

Account Number: _____

Account Name: _____

ABA / Routing Number: _____

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EXHIBIT A

ATHLETE QUESTIONNAIRE

Review each of the following statements and initial each statement where indicated. By placing your initials next to each below statement, you hereby represent, warrant and covenant, as applicable, that each such statement is true and complete.

> In addition, please provide copies of all documents or other information specifically requested as part of the below statements.
>
> IT IS IMPORTANT FOR ATHLETE TO ENSURE THE ACCURACY AND COMPLETENESS OF ALL INFORMATION PROVIDED TO FINLETE FUNDING, INC.

Initials	Statement
Inicial	1. I fully understand the terms and conditions of the Agreement, and I have had the opportunity to be represented by an **attorney**, tax advisor and other professional representatives of my choosing in the review, negotiation and execution of the Agreement and performance of my obligations thereunder.
Inicial	2. I have not made, nor will I hereafter **make**, any grant, license or assignment whatsoever, which might conflict with or impair the complete enjoyment of the rights and privileges granted to Finlete under the Agreement.
Inicial	3. I have reviewed the contract in my native **language** or a language in which I am fluent.
Inicial	4. I do not require any consent, approval, authorization or permit from, or filing or notification to, any person or entity in **connection** with my execution and delivery of the Agreement, and performance of my obligations thereunder.
Inicial	5. Except as described in Schedule 1 hereto, no other person or entity has any right to receive any portion of my Professional Earnings in the form of any commission, royalty or other payment based on a percentage (or set amount, i.e., a flat fee arrangement based on a specific Contract) of some or all of the **Professional** Earnings. To the extent the foregoing is not accurate, I have secured all necessary consents to make available for review by Finlete (and have so made available) a complete copy of each Contract (or summary thereof, if an oral Contract) pursuant to which any such payments are owed.

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Inicial	6. I am not aware of any facts or **circumstances** that would cause the payments under the Contracts to be materially less than the amounts specified in the Contracts.
Inicial	7. I am not aware of any material breach by **any** party under any Contract.
Inicial	8. I have timely paid any taxes, fees or withholdings required by any state or federal or international government authority. I **have** also timely filed all forms and documentation required in connection with any such taxes, fees or withholdings and am not subject to any audit by a government authority in connection with any taxes or governmental fees. I am not subject to any unsatisfied judgments or tax liens.
Inicial	9. I have not conducted business, applied for or secured credit in, or received any official government identification under, any name or alias, other than the name listed in the Agreement.
Inicial	10. Without limiting the effect of any statement in this Exhibit A (Athlete Questionnaire), all of the documents and information that I have provided, and will provide, to Finlete in connection with the **Agreement** are true, correct and complete in all material respects, except with respect to any statement that, by its terms, is already limited as to materiality. My responses to this questionnaire (and any documents or other information provided by me to the Fund in connection with the Agreement) do not, and will not, contain any untrue statement or **fail to state a material fact necessary to make such information not misleading**, in light of the circumstances in which it was provided.

Athlete Name: Christian Zazueta

Athlete Signature: _____

Date: 4/14/2026 _____

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EXHIBIT B

By initialing below, you represent that you have read and understand each statement, and that it is consistent with your understanding of this Agreement:

Initials	Statement
CZ (Inicial)	1. By signing this Agreement, you will receive up to $90,000.00.
CZ (Inicial)	2. In exchange for up to $90,000.00 you have agreed to give Finlete up to 2.0% of your future Professional Earnings as described in the agreement.
CZ (Inicial)	3. As an example, if you make $500MM USD in Professional Earnings over the 25 years from the date you sign this agreement, and Finlete has paid you $90,000.00, you will have to pay Finlete $10MM USD as you earn that money.
CZ (Inicial)	4. You will have to pay taxes to the United States on the money you receive from Finlete, if required by law.
CZ (Inicial)	5. If you are not Selected you will not owe any payments to Finlete.
CZ (Inicial)	6. You will pay Finlete as set forth in the Agreement.
CZ (Inicial)	7. If you do not pay Finlete when you are obligated to make payments, you are in breach of this Agreement, and Finlete will seek to enforce the contract against you. If Finlete is successful, you will owe Finlete all of the money due under this Agreement, including the interest on the unpaid amounts and the amount reasonably spent (including legal fees and other collection costs) to enforce this Agreement.
CZ (Inicial)	8. You understand that before selling, transferring, exchanging, or encumbering any additional interest in any future earnings related to your baseball career (such as endorsement earnings), you must provide Finlete written notice of your intention to proceed with the opportunity, and Finlete will have the right to evaluate that opportunity and reserves a right of first refusal to acquire the additional interest in such earnings, on substantially similar terms.

Name: Christian Zazueta   Signature: *CZ* (Firmado por: 379E5B2898DA4FC...)

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SCHEDULE 1

List of persons or entities that have any right to receive any portion of Athlete's Professional Earnings and details regarding all such rights:

NONE

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EXHIBIT C

FORM OF DEPOSIT INSTRUCTION

Date: 4/14/2026 _____

To: DODGERS _____ [Team]

Re: Deposit Instruction

This Deposit Instruction is delivered to you by the undersigned pursuant to the Athlete Agreement (the "Agreement") between Finlete Funding, Inc. a Delaware corporation ("Finlete") and me.

You are hereby directed to deposit all wages and other compensation payable by you to me pursuant to any employment or similar agreement between you and me ("Compensation") into the bank account designated below, which is controlled by Finlete for my benefit (the "Participation Account"):

Bank Name:

Address:

ABA Routing Number:

Account Number:

Account Name:

This Deposit Instruction supersedes and replaces any existing payment instructions from me with respect to Compensation. This Deposit Instruction is irrevocable and may not be amended or terminated without the prior written consent of Finlete or its successors or assignees; provided, however, that this Deposit Instruction may be revoked or terminated following delivery by me of a confirmation from Finlete of the termination of the Agreement.

Sincerely,
Christian Zazueta

Firmado por:

_____
379E5B2898DA4EC...
Signature

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EXHIBIT D

PARTICIPATION ACCOUNT AGREEMENT

This Participation Account Agreement is dated as of the date set forth on the signature page by and between **Christian Zazueta** ("Athlete") and **Finlete Funding, Inc.**, a Delaware corporation ("Finlete"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Athlete Agreement (as defined below);

WHEREAS, Finlete and Athlete have entered into that certain Athlete Agreement dated on or about the date hereof (as the same may hereafter be amended, restated, supplemented, or otherwise modified from time to time, the "Athlete Agreement");

WHEREAS, pursuant to the Athlete Agreement, Athlete has agreed that certain earnings and related payments, including all Professional Earnings, shall be paid to Finlete in accordance with the terms thereof;

WHEREAS, Finlete has established, or will establish, a deposit account maintained by Finlete for the benefit of Athlete (the "Participation Account"), which shall include all cash, funds, checks, and other amounts deposited therein from time to time;

WHEREAS, Athlete has agreed to direct his employer(s) and other applicable payors to deposit such earnings and related payments directly into the Participation Account; and

WHEREAS, the parties desire to enter into this Agreement in order to set forth their respective rights and duties regarding the Participation Account and all amounts which may be on deposit therein from time to time;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Athlete and Finlete agree as follows:

1. Athlete acknowledges and agrees that (x) the Participation Account is owned, established, and maintained by Finlete for the benefit of Athlete, (y) Athlete has no ownership interest in or control over the Participation Account itself, and (z) Athlete has agreed pursuant to the Athlete Agreement to direct his employer(s) and other applicable payors to deposit earnings and related payments directly into the Participation Account. Finlete may from time to time appoint a Servicer as agent for Finlete hereunder and will notify Athlete promptly following any such appointment (or subsequent replacement appointment). In the event a Servicer is appointed, references to Finlete in the body of this Agreement shall include such Servicer. Athlete hereby authorizes Finlete to obtain account information relating to the Participation Account directly from the applicable depository institution.

2. The parties hereto agree that from and after the date hereof, Finlete shall have exclusive authority to direct all withdrawals, payments, transfers, or other dispositions of funds from the Participation Account. During the term of this Agreement, Athlete shall have no right or ability, directly or indirectly, to control, access, withdraw, transfer, pledge, encumber, or otherwise exercise control over the Participation Account or any funds deposited therein.

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3. This Agreement supplements, rather than replaces, the deposit account agreement and other standard documentation in effect from time to time between Finlete and the applicable depository institution with respect to the Participation Account (the "Participation Account Documentation"), which Participation Account Documentation will continue to apply to the Participation Account and the services provided in connection therewith. Athlete acknowledges and agrees that (i) Athlete is not a party to the Participation Account Documentation, (ii) no depository institution is a party to this Agreement or has any obligations hereunder, and (iii) Finlete's rights under this Agreement are independent of, and not limited by, the Participation Account Documentation.

4. Athlete shall promptly execute and deliver, and shall cause his employer(s), teams, leagues, unions, and other applicable payors to comply with, all payment directions, authorizations, acknowledgments, and other documentation reasonably requested by Finlete to ensure that earnings and related payments required under the Athlete Agreement are deposited directly into the Participation Account. Athlete shall not revoke, amend, or provide any inconsistent payment direction without Finlete's prior written consent.

5. Notwithstanding anything to the contrary in this Agreement: (i) Finlete shall have only the duties and responsibilities expressly set forth in this Agreement and the Athlete Agreement and shall not be deemed to be a fiduciary for Athlete; (ii) Finlete may act in good faith reliance on information, notices, or instructions provided by third parties; and (iii) to the maximum extent permitted by law, Finlete shall not be liable for any incidental, indirect, special, consequential, or punitive damages arising out of or relating to this Agreement or the Participation Account.

6. Athlete understands and acknowledges that Finlete may rely on information provided by third parties, including Major League Baseball and Athlete's team, to calculate the amounts collected from the Participation Account. If Athlete believes the amount Finlete collected from the Participation Account was not the correct amount due to errors by such third parties, Athlete will bring that to Finlete's attention promptly and Finlete and Athlete will work together in good faith to determine the correct amount that should have been collected from the Participation Account. If after that discussion it is determined that Finlete collected more than it should have, Finlete will refund any overpayment amount back into the Participation Account. Other than such a refund into the Participation Account, Athlete shall hold Finlete harmless for any collection of excess amounts that is the result of inaccurate reporting of information to Finlete by a third party.

7. This Agreement may be terminated by Finlete at any time in accordance with the Athlete Agreement. Any amendment or waiver of this Agreement shall be effected solely by an instrument in writing (email shall suffice) executed by both parties hereto. The provisions of Sections 2, 4, 6, and 8 shall survive any termination to the extent necessary to enforce the Athlete Agreement.

8. This Agreement: (i) may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument; (ii) shall become effective when counterparts hereof have been signed and delivered by the parties hereto; and (iii) shall be governed by and construed in accordance with the laws of the State of New York. Each party hereby waives any right to a trial by jury in any action or proceeding arising out of or relating to the Participation Account or this Agreement. All notices under this Agreement shall be in writing and delivered to the parties hereto at their respective addresses (by certified mail, return receipt requested, nationally recognized overnight courier, or personal delivery) or email addresses set forth on the signature pages hereto. Notices shall be effective upon receipt.

Docusign Envelope ID: 7E957F34-F3ED-8A01-81C8-10D6F0F6907E

9. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Athlete shall not assign or transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of Finlete. Finlete may assign this Agreement and its rights and obligations hereunder, in whole or in part, upon written notice to Athlete.

(Signatures appear on following page)

Docusign Envelope ID: 7E957F34-F3ED-8A01-81C8-10D6F0F6907E

    IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives. This Agreement shall be effective as of the date on which the last Party signs below (the "Effective Date").

Athlete: Christian Zazueta

Signature:

Name: Christian Zazueta

Date: 4/14/2026

Address for notices:

Christian Zazueta

Email:

Finlete Funding, Inc. (Finlete)

By:

Name: George Robert Connolly

Title: CEO

Date: 4/14/2026

Address for notices:

Finlete Funding, Inc.
Attn: Max Eisenberg
37000 Grand River Ave, Ste 340
Farmington Hills, MI 48335
Email: max@finlete.com

PRIVILEGED AND CONFIDENTIAL

EXHIBIT E

SPOUSAL CONSENT
(only required if Athlete is married)

I, _____ being the spouse of **Christian Zazueta** who is a signatory to that certain Agreement by and among my spouse and **Finlete Funding, Inc.** ("Finlete"), signed by my spouse on _____ (as amended, restated, supplemented, or otherwise modified from time to time, the "Agreement"; capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Agreement). I have had the opportunity to consult with legal counsel regarding this consent and the Agreement; and I am aware that pursuant to the provisions of the Agreement, my spouse agrees to grant a percentage of my spouse's Professional Earnings in the form of all right, title and interest in my spouse's earnings from Contracts, which may include a community property interest I may have therein, if any. I hereby acknowledge that my spouse has sold, assigned and conveyed an interest in my spouse's Professional Earnings to Finlete on the terms, and subject to the conditions, contained in the Agreement. Furthermore, I hereby consent to such grants of an interest in my spouse's Professional Earnings, acknowledge that my spouse's and my interest (if any) and any community property interest in an interest in my spouse's Professional Earnings (if any) is subject to the terms of the Agreement, and approve of the provisions of the Agreement and any actions or performance arising therefrom, as applicable, to the extent the same affects any of my community property interest, if any. I further agree that my spouse may join in any future amendment, restatement, supplement or modification of the Agreement or any ratification of the foregoing in each case without any further consent from me. Each of my spouse and Finlete shall be a third-party beneficiary of this Spousal Consent.

This Spousal Consent shall inure to the benefit of my spouse and Finlete and shall be binding on the undersigned and on the undersigned's successors, assigns, representatives, heirs and legatees.

Name: _____

Signature: _____

Date: _____

Docusign Envelope ID: 7E957F34-F3ED-8A01-81C8-10D6F0F6907E

EXHIBIT F

FORM OF PRIOR PARTY INSTRUCTIONS

Date: _____

To: _____ [Prior Party]

Re: Payment Instruction

This is a notice to you that the undersigned has entered into an Athlete Agreement (the "Agreement") with **Finlete Funding, Inc.** a Delaware corporation ("Finlete"). The Agreement provides that certain portions of the payments that are to be disbursed to me pursuant to the agreement between myself and you, dated as of _____ (the "Current Agreement") are now required to be paid to Finlete.

You are hereby directed to make the following payments to Finlete when you would otherwise disburse such payments to me:

Payment amount: _____% of the total amount paid into the account designated for processing payments pursuant to the Current Agreement, with any remainder to thereafter to be disbursed to me.

Payments to be made to:

Bank Name: _____

Address: _____

                    _____

                    _____

ABA Routing Number: _____

Account Number: _____

Account Name: Finlete Funding, Inc. FBO Christian Zazueta

This Instruction supersedes and replaces any existing payment instructions from me with respect to disbursement instructions pursuant to the Current Agreement. This Instruction is irrevocable and may not be amended or terminated without the prior written consent of Finlete or its successors or assignees; provided, however, that this Instruction may be revoked or terminated following delivery by me of a confirmation from Finlete of the termination of the Agreement.

Sincerely,
Christian Zazueta

                    _____
                    Signature

Exhibit F

Subscription Agreement

<u>**CROWDFUNDING OFFERING SUBSCRIPTION AGREEMENT**</u>

SHARES OF PITCHER BUNDLE 1 PREFERRED STOCK

of

FINLETE FUNDING, INC.

This Subscription Agreement relates to my/our agreement to purchase shares of Pitcher Bundle 1 Preferred Stock, $0.00001 par value per share (the "Shares"), to be issued by Finlete Funding, Inc., a Delaware corporation (the "Company"), for a purchase price of $8.60 per Share, for a total purchase price described on the signature page to this Agreement. ("Subscription Price"), subject to the terms, conditions, acknowledgments, representations and warranties stated herein and in the Offering Statement for the sale of the Shares, dated July 6, 2026 contained in the offering statement on Form C filed with the Securities and Exchange Commission (the "SEC") on July 6, 2026 (the "Offering Statement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Statement.

Simultaneously with the execution and delivery hereof, I have paid the Subscription Price in accordance with the online payment process established by the intermediary, DealMaker Securities LLC, a FINRA/SIPC member broker-dealer which is registered with Securities and Exchange Commission and applicable state jurisdictions ("Intermediary").

The Company is offering up to $215,000 worth of Shares. The minimum target offering is $10,000 (the "Target Offering Amount"). Unless the Company raises at least the Target Offering Amount July 6, 2027 (the "Termination Date"), no Shares will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $215,000 (the "Maximum Amount") at the Company's discretion. If the Company reaches its Target Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering Statement has been posted for 21 days and that investors who have committed funds will be provided notice (5) five business days prior to the close. Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. The funds constituting the Subscription Price shall be held at Enterprise Bank & Trust until the applicable closing.

In order to induce the Company to accept this Subscription Agreement for the Shares and as further consideration for such acceptance, I hereby make, adopt, confirm and agree to all of the following covenants, acknowledgments, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

Investor Eligibility Certifications

1. I understand that to purchase Shares, I must either be an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the "Act"), or, I must limit my investment in the Shares to a maximum as follows, (i) if either my annual income or net worth is less than $124,000, then during any 12-month period, I can only invest up to the greater of either $2,500 or 5% of the greater of my annual income or Net worth or (ii) if both my annual income and net worth are equal to or more than $124,000, then during any 12-month period, I can only invest up to 10% of annual income or net worth, whichever is greater, but the investments cannot exceed $124,000. I understand that if I am a natural person I should determine my net worth for purposes of these representations by calculating the difference between my total assets and total liabilities. I understand this calculation must exclude the value of my primary residence and may exclude any indebtedness secured by my primary residence (up to an amount equal to the value of my primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

I hereby represent and warrant that I meet the qualifications to purchase Shares because either (i) if either my annual income or net worth is less than $124,000, the greater of either $2,500 or 5% of the greater of my annual income or Net worth or (ii) if both my annual income and net worth are equal to or more than $124,000, then either 10% of annual income or net worth, whichever is greater, but my not exceeding $124,000, or I am an accredited investor and have completed the accredited investor certification as described on the signature page.

2. I understand that the Company reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever.

3. I have received and read the Offering Statement and have been informed of my right to cancel the investment up to 48-hours prior to the end of the offering period.

4. I hereby agree that any and all disputes, claims, or controversies arising out of, relating to, or in connection with this Subscription Agreement, including but not limited to its formation, performance, or breach, shall be resolved exclusively by the federal and state courts located in the Southern District of the State of California. Each party irrevocably submits to the personal jurisdiction of such courts for the purpose of any suit, action, or proceeding arising out of or relating to this Subscription Agreement and agrees that such courts are a convenient forum for such purposes. This provision shall not be construed to waive any rights that are not capable of being waived under applicable law. By signing this Subscription Agreement, each investor acknowledges and agrees to the exclusive jurisdiction of the federal and state courts in the Southern District of the State of California for the resolution of any disputes arising under this agreement.

5. I accept the terms of the Certificate of Incorporation of the Company and the Certificate of Designations of Preferences and Rights of Pitcher Bundle 1 Preferred Stock of the Company.

6. I am purchasing the Shares for my own account.

7. I understand that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of my representations as expressed herein. I understand that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, I must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. I acknowledge that the Company has no obligation to register or qualify the Shares for resale. I further acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of my control, and which the Company is under no obligation and may not be able to satisfy.

8. I hereby represent and warrant that I am not on, and am not acting as an agent, representative, intermediary or nominee for any person identified on, the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury. In addition, I have complied with all applicable U.S. laws, regulations, directives, and executive orders relating to anti-money laundering, including but not limited to the following laws: (1) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (2) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001. **By making the foregoing representations you have not waived any right of action you may have under federal or state securities law. Any such waiver would be unenforceable. The Company will assert your representations as a defense in any subsequent litigation where such assertion would be relevant. This Subscription Agreement and all rights hereunder shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without giving effect to the principles of conflict of laws.**

9. I acknowledge that I have read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48 hours before the Termination Date (defined below); however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancelation right.

10. I acknowledge that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company.

11. The Company has agreed to pay Intermediary eight and one-half percent (8.5%) commission and a $1,000 activation fee.

12. Digital ("electronic") signatures, often referred to as an "e-signature", enable paperless contracts and help speed up business transactions. The 2001 E-Sign Act was meant to ease the adoption of electronic signatures. The mechanics of this Subscription Agreement's electronic signature include your signing this Subscription Agreement below by typing in your name, with

the underlying software recording your IP address, your browser identification, the timestamp, and a securities hash within an SSL encrypted environment. This electronically signed Subscription Agreement will be available to both you and the Company, as well as any associated brokers, so they can store and access it at any time, and it will be stored by and accessible from the online platform established by Intermediary. You and the Company each hereby consent and agree that electronically signing this Subscription Agreement constitutes your signature, acceptance and agreement as if actually signed by you in writing. Further, all parties agree that no certification authority or other third party verification is necessary to validate any electronic signature; and that the lack of such certification or third party verification will not in any way affect the enforceability of your signature or resulting contract between you and the Company. You understand and agree that your e-signature executed in conjunction with the electronic submission of this Subscription Agreement shall be legally binding and such transaction shall be considered authorized by you. You agree your electronic signature is the legal equivalent of your manual signature on this Subscription Agreement and you consent to be legally bound by this Subscription Agreement's terms and conditions. Furthermore, you and the Company each hereby agree that all current and future notices, confirmations and other communications regarding this Subscription Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in this Subscription Agreement or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically sent communication fails to be received for any reason, including but not limited to such communication being diverted to the recipient's spam filters by the recipient's email service provider, or due to a recipient's change of address, or due to technology issues by the recipient's service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to you, and if you desire physical documents then you agree to be satisfied by directly and personally printing, at your own expense, the electronically sent communication(s) and maintaining such physical records in any manner or form that you desire.

13. **Delivery Instructions**. The Company has engaged DealMaker Transfer Agent, LLC as its transfer agent to maintain current records of investors. On closing you will receive a notice of your holdings delivered to the address of record above.

14. **Jury Trial Waiver**. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT BUT NOT INCLUDING CLAIMS UNDER THE FEDERAL SECURITIES LAWS) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS WAIVER, I AM NOT DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE

FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Your Consent is Hereby Given: By signing this Subscription Agreement electronically, you are explicitly agreeing to receive documents electronically including your copy of this signed Subscription Agreement as well as ongoing disclosures, communications and notices.

Finlete Funding, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Preferred Stock of Finlete Funding, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Preferred Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber: Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Finlete Funding, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
> ☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
> ☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
> ☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

       (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                       By:

                                                          (Signature)

                                                       Name of Signing Officer (if Entity):

                                                       Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Finlete Funding, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Finlete Funding, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Finlete Funding, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

**RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)**

**Form for <u>Individual</u> Accredited Investors**

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment**.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Preferred Stock	Issuer: Finlete Funding, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Finlete Funding, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **Finlete Funding, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)